UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

FORM 20-F

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-35428

Prima BioMed Ltd

(Exact name of Registrant as specified in its charter

and translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Level 7, 151 Macquarie Street, Sydney 2000, New South Wales, Australia

(Address of principal executive offices)

Martin Rogers, Chief Executive Officer

Level 7, 151 Macquarie Street, Sydney, 2000 New South Wales, Australia

Phone +61 (0)2 9276 1224 Fax:+61 (0)2 9276 1284

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares	The NASDAQ Stock Market LLC (in connection with the listing for trading of American Depositary Shares representing Ordinary Shares)

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of ordinary shares, as of June 30, 2011 981,015,629

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☐  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☐  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     ☐  Yes    ☐  No

i.

CONTINUED

ii.

CONTINUED

iii.

INTRODUCTION

Prima BioMed Ltd was incorporated under the laws of the Commonwealth of Australia on May 21, 1987. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is the Australian Securities Exchange, or ASX. We are filing this registration statement on Form 20-F in anticipation of the listing of our American Depositary Shares, or ADSs, on the NASDAQ Global Market under the symbol “PBMD.” The Bank of New York Mellon, acting as depositary, will register and deliver our ADSs, each of which will represent 30 of our ordinary shares. As used in this registration statement, the terms “we,” “us,” “our”, “Prima BioMed”, “Prima Biomed” and the “Company” mean Prima BioMed Ltd and its subsidiaries, unless otherwise indicated.

CVac is our trademark. Any other trademarks and trade names appearing in this registration statement on Form 20-F are owned by their respective holders.

Our consolidated financial statements appearing in this registration statement on Form 20-F are prepared in Australian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements appearing in this registration statement on Form 20-F comply with both the IFRS and Australian equivalents to IFRS, or A-IFRS. Compliance with Australian Accounting Standards ensures that the financial statements and notes also comply with IFRS.

In this registration statement, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

Statements made in this registration statement on Form 20-F concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

Except for the historical information contained in this registration statement on Form 20-F, the statements contained in this registration statement on Form 20-F are “forward-looking statements” which reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements. We remind investors that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. Please see the Risk Factors section that appears in “Item 3. Key Information – D. Risk Factors.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

For the names, business addresses and functions of our directors and senior management, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees – C. Board Practices.”

B.	Advisers

Our principal legal advisers are McCabe Terrill, Level 14, 130 Elizabeth St, Sydney New South Wales 2000, Australia; and Cooley LLP, 3175 Hanover Street, Palo Alto, CA 94304-1130, United States of America.

C.	Auditors

Our auditors for fiscal 2009, 2010 and 2011 were MDHC Audit Assurance Pty Ltd, Level 3, 302 Burwood Road, Hawthorn, Victoria 3122, Australia.

Our auditors for fiscal 2012 are PricewaterhouseCoopers, 201 Sussex Street, Sydney, NSW 1171, Australia.

Please see “Part II Item 16F. Change in Registrant’s Certifying Accountant” for further information.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our consolidated financial statements appearing in this registration statement on Form 20-F comply with both the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and Australian equivalents to IFRS, or A-IFRS. Compliance with Australian Accounting Standards ensures that the financial statements and notes also comply with IFRS.

The following selected consolidated financial data as of June 30, 2011 and 2010 and for the fiscal years ended June 30, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this registration statement on Form 20-F. The selected consolidated financial data as of December 31, 2011 and for the six months ended December 31, 2011 have been derived from our unaudited consolidated financial statements and notes thereto included elsewhere in this registration statement on Form 20-F. The selected consolidated financial data as of June 30, 2009, 2008 and 2007 and for the fiscal year ended June 30, 2008 and 2007 has been derived from our audited consolidated financial statements and notes thereto which are not included in this registration statement on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto appearing in “Item 18. Financial Statements” of this registration statement on Form 20-F.

The selected financial data are presented in Australian dollars (A$) (except as otherwise noted).

Consolidated Statement of Operations Data:

	Six Months Ended December 31, 2011	Year Ended June 30,
		2011	2010 (Restated) (1)	2009 (Restated) (1)	2008 (Restated) (1)	2007
		(in A$, except share amounts)
Total revenue	3,031,479	1,066,196	523,734	29,112	57,940	156,122
Depreciation & amortization	(78,922)	(64,287)	(53,039)	(49,418)	(52,861)	(55,811)
Research & development and intellectual property	(7,515,131)	(9,531,163)	(5,124,522)	(613,892)	(213,433)	(1,114,064)
Corporate administrative expenses*	(3,281,424)	(5,600,988)	(5,816,006)	(1,571,843)	(1,668,258)	(1,858,053)
Finance expenses*	—	(6,395,818)	(6,946,628)	(148,875)	—	—
Impairment of assets*	—	(555,107)	—	(471,464)	(1,954,945)	(267,604)
Net loss on financial liabilities at fair value through profit or loss	(1,470,049)	—	(528,846)	(115,385)	—	—
Other expenses*	—	—	(15,280)	(4,677)	(10,766)	376

Net loss*	(9,314,047)	(21,081,167	(17,960,587)	(2,946,442)	(3,842,323)	(3,139,034)

Loss per share – basic and diluted*	(0.0092)	(0.0374)	(0.0360)	(0.0090)	(0.0150)	(0.0168)

Weighted average number of ordinary shares outstanding – basic and diluted	1,010,715,393	563,107,660	499,567,326	326,869,863	256,181,783	187,146,193

*	Restated
(1)	Details of the restatement of the fiscal years ended June 30, 2010 and 2009 can be found in Note 3. “Restatement of comparatives” to the audited financial statements.

Consolidated Balance Sheet Data:

	As of December 31, 2011	As of June 30,
		2011	2010 (Restated) (1)	2009	2008	2007
		(in A$)
Cash and cash equivalents	10,505,984	45,918,552	5,638,342	939,561	1,098,259	671,780
Working capital*	46,585,466	54,525,711	14,369,705	696,327	993,438	443,190
Total assets*	52,317,764	57,640,661	18,050,291	2,489,620	2,821,250	4,358,277
Long-term debt*	—	—	—	—	—	—
Total shareholders’ equity*	47,339,628	55,099,130	15,839,939	1,812,522	2,633,433	4,080,070

*	Restated
(1)	Details of the restatement of the fiscal years ended June 30, 2010 and 2009 can be found in Note 3. “Restatement of comparatives” to the audited financial statements.

Exchange Rate Information:

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on the noon market buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate.

Exchange rate as of December 30, 2011: A$1.00 is US$1.0156

Year Ended June 30,	At Period End	Average Rate	High	Low
	US$	US$	US$	US$
2007	0.8488	0.7859	0.8521	0.7377
2008	0.9615	0.8965	0.9654	0.7672
2009	0.8048	0.7480	0.9849	0.6005
2010	0.8567	0.8820	0.9405	0.7723
2011	1.067	0.9870	1.0958	0.8323

Month	High	Low
	US$	US$
July 2010	0.9068	0.8323
August 2010	0.9221	0.8772
September 2010	0.9726	0.8861
October 2010	0.9969	0.9610
November 2010	1.0159	0.9561
December 2010	1.0154	0.9633
January 2011	1.0131	0.9768
February 2011	1.0090	0.9821
March 2011	1.0309	0.9815
April 2011	1.09587	1.03176
May 2011	1.0940	1.0510
June 2011	1.0712	1.0452
July 2011	1.1029	1.0598
August 2011	1.1015	1.0461
September 2011	1.0725	0.9757
October 2011	1.0753	0.9388
November 2011	1.0565	0.9664
December 2011	1.0382	0.9862
January 2012	1.0685	1.0197
February 2012	1.0816	1.0610

B.	Capitalization and Indebtedness

As of June 30, 2011 and December 31, 2011, we had 981,015,629 and 1,049,440,145 ordinary shares and no preference shares outstanding, respectively. All of our issued and outstanding ordinary shares are fully paid. We do not have a limit on our authorized share capital and do not recognize the concept of par value under Australian law. No ordinary shares are held by us on behalf of Prima BioMed.

As of June 30, 2011 and December 31, 2011, our indebtedness consisted of accounts trade payable incurred in the ordinary course of business. Please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources” for further information.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following risks relate specifically to our business and should be considered carefully. Our business, financial condition and results of operations could be harmed by any of the following risks. As a result, the trading price of our ordinary shares and our American Depositary Shares, or ADSs, could decline and the holders could lose part or all of their investment.

Risks Related to Our Business

We have a history of operating losses and may not achieve or maintain profitability in the future.

We are a development stage company at an early stage in the development of pharmaceutical products and our success is uncertain. Unless we are able to generate sufficient product revenue, we will continue to incur losses from operations and may not achieve or maintain profitability. As of December 31, 2011, we had an accumulated deficit of A$89.1 million. At this point we do not have any products that generate revenue. We will continue to incur losses from operations and we expect the costs of drug development to increase over the next years as more patients are recruited to our trials and potential commercialization draws near. In particular, we will continue to incur significant losses in carrying out clinical trials of CVac necessary for regulatory approval. Because of the numerous risks and uncertainties associated with the development, manufacturing, sales and marketing of therapeutic products, we may experience larger than expected future losses and may never become profitable. Our current or any future product candidates many not be successfully developed, and if successfully developed, may not generate sufficient revenue to enable us to be profitable.

If we fail to become and remain profitable, or if we are unable to fund our continuing losses, our business will be harmed and the holders of our ordinary shares and ADSs could lose all or part of their investment. There is a substantial risk that we may not be able to complete the development of our current product candidates or develop other pharmaceutical products. We will rely on CVac and our other product candidates to generate revenues for us in the future. It is possible that none of them will be successfully commercialized, which would prevent us from ever achieving profitability.

We will require additional financing in the future to sufficiently fund our operations and research.

We have been incurring losses and will continue to do so as we expand our drug development programs. Our actual cash requirements may vary from those now planned and will depend upon many factors, including: the continued progress of our research and development programs; the timing, costs and results of clinical trials; the cost, timing and outcome of submissions for regulatory approval; the commercial potential of our product candidates; our ability to increase manufacturing capabilities; and the status and timing of competitive developments.

We anticipate that as the trials for CVac progress and its associated costs increase we will require additional funds to achieve our long-term goals of commercialization and further development of other product candidates. In addition, we will require funds to pursue regulatory applications, defend intellectual property rights, increase manufacturing capacity, develop marketing and sales capability and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or other arrangements with corporate partners. However, such financing, licensing opportunities or other arrangements may not be available from any sources on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail or cease our operations including our research and development activities, which would harm our business, financial condition and results of operations.

Ongoing and future clinical trials of our product candidates may not show sufficient safety or efficacy to obtain requisite regulatory approvals for commercial sale.

Phase I and Phase II clinical trials are not primarily designed to test the efficacy of a product candidate but rather to test safety and to understand the product candidate’s side effects at various doses and schedules. Furthermore, success in preclinical and early clinical trials does not ensure that later large-scale trials will be successful nor does it predict final results. Acceptable results in early trials may not be repeated in later trials. Further, Phase III clinical trials may not show sufficient safety or efficacy to obtain regulatory approval for marketing. We may conduct lengthy and expensive clinical trials of our product candidates, only to learn that the product candidate is not an effective treatment or not sufficiently safe. A number of companies in the biotechnology industry have suffered significant setbacks in Phase III clinical trials, even after promising results in earlier trials. In addition, clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could require that the clinical trial be redone or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could require that a clinical trial be redone or terminated. The length of time necessary to complete clinical trials and to submit an application for marketing approval by applicable regulatory authorities may also vary significantly based on the type, complexity and novelty of the product candidate involved, as well as other factors. If we suffer any significant delays, setbacks or negative results in, or termination of, our clinical trials, we may be unable to continue the development of our products or product candidates or generate revenue and our business may be harmed.

If we do not obtain the necessary regulatory approvals we will be unable to commercialize our pharmaceutical products. Even if we receive regulatory approval for any product candidates, profitability will depend on our ability to generate revenues from the sale of our products or the licensing of our technology.

The clinical development, manufacturing, sales and marketing of our products are subject to extensive regulation by regulatory authorities in the United States, the United Kingdom, the European Union, Australia and elsewhere. These regulations vary in important, meaningful ways from country to country. Despite the substantial time and expense invested in preparation and submission of a Biologic License Application, or BLA, or equivalents in other jurisdictions, regulatory approval is never guaranteed. The U.S. Food and Drug Administration, or FDA, and other regulatory authorities in the United States, the United Kingdom, the European Union, Australia and elsewhere, exercise substantial discretion in the drug approval process. The number, size and design of preclinical studies and clinical trials that will be required will vary depending on the product, the disease or condition for which the product is intended to be used and the regulations and guidance documents applicable to any particular product. The FDA or other regulators can delay, limit or deny approval of a product for many reasons, including, but not limited to, the fact that regulators may not approve our or our third-party manufacturer’s processes or facilities or that new laws may be enacted or regulators may change their approval policies or adopt new regulations requiring new or different evidence of safety and efficacy for the intended use of a product.

CVac is currently undergoing clinical trials, however, successful results in the trial and in the subsequent application for marketing approval are not guaranteed. If we are unable to obtain regulatory approvals we will not be able to generate revenue from CVac, or our other product candidates. Even if we receive regulatory approval for any product candidates, our profitability will depend on our ability to generate revenues from the sale of our product candidates or the licensing of our technology that will offset the significant and continuing expenditures required for us to advance our research, protect and extend our intellectual property rights and develop, manufacture, license, market, distribute and sell our technology and product candidates successfully.

Even if our product candidates receive regulatory approval, we may still face development and regulatory difficulties that may delay or impair future sales of our product candidates and we would be subject to ongoing regulatory obligations and restrictions, which may result in significant expense and limit our ability to commercialize our product candidates.

If we receive regulatory approval to sell CVac or any other product candidate, the relevant regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses, manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping or impose ongoing requirements for post-approval studies. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. Potentially costly follow-up or post-marketing clinical studies may be required as a condition of approval to further substantiate safety or efficacy, or to investigate specific issues of interest to the regulatory authority. Previously unknown problems with the product candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market. If we discover previously unknown problems with a product or our manufacturing facilities or the manufacturing facilities of a contract manufacturer, a regulatory agency may impose restrictions on that product, on us or on our third-party contract manufacturers, including requiring us to withdraw the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend our regulatory approval;

•	suspend any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	impose restrictions on our operations, including closing our contract manufacturers’ facilities or terminating licenses to manufacture Good Manufacturing Practice grade material; or

•	seize or detain products or require a product recall.

Any of the foregoing could harm the commercialization of our product candidates and our results and operations may be harmed. Likewise, any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize our products. In addition, the law or regulatory policies governing pharmaceuticals may change. New statutory requirements may be enacted or additional regulations may be enacted that could prevent or delay regulatory approval of our products. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action. If we are not able to maintain regulatory compliance, we might not be permitted to market our product candidates and our business could suffer.

We have limited manufacturing experience with our product candidates. Delays in manufacturing sufficient quantities of materials may negatively impact our business and operations.

CVac differs from many therapeutic products in that it must be manufactured on a patient-by-patient basis, using the patients own immune cells, and therefore cannot be mass produced and stockpiled. Should we obtain regulatory approval, we may not be able to manufacture sufficient quantities in a cost-effective or timely manner which would hinder the commercialization of the product, and reduce or prevent potential revenues. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties, or have third parties manufacture our products on a contract basis. We may not have access on acceptable terms to the substantial financing that would be required to scale-up production and develop commercial manufacturing processes. We may not be able to enter into collaborative or contractual arrangements on acceptable terms with third parties that will meet our requirements for quality, quantity and timeliness. Such delays and hurdles could harm our business, financial condition and results of operations.

To the extent we rely significantly on contractors, we will be exposed to risks related to the business conditions of our contractors.

We are a small company, with few internal staff and no capital facilities. As of December 31, 2011 we only had 24 employees. We rely on a variety of contractors to manufacture our products, to perform clinical testing, and to prepare regulatory dossiers. Adverse events that affect one or more of our contractors could adversely affect us, such as:

•	a contractor is unable to retain key staff that have been working on our business;

•	a contractor is unable to sustain operations due to financial or other business issues;

•	a contractor loses its permits or licenses that may be required to manufacture our products; or

•	errors, negligence or misconduct that occur within a contractor may adversely affect our business concerns although we may not be directly responsible.

To the extent we are able to enter into collaborative arrangements or strategic alliances, we will be exposed to risks related to those collaborations and alliances.

An important element of our strategy for developing, manufacturing and commercializing our product candidates is entering into partnerships and strategic alliances with other pharmaceutical companies or other industry participants to advance our programs and enable us to maintain our financial and operational capacity. We may not be able to negotiate alliances on acceptable terms, if at all. Although we are not currently party to any collaborative arrangement or strategic alliance that we believe is material to our business, in the future we may rely on collaborative arrangements or strategic alliances to complete the development and commercialization of some of our product candidates. Although we have no specific reason to believe that we will be at a disadvantage when negotiating such collaborative arrangements or strategic alliances, our negotiating position will be influenced by our financial capacity at the relevant time to continue the development and commercialization of the relevant product candidate, as well as the timing of any such negotiations and the stage of development of the relevant product candidate. These arrangements may result in us receiving less revenue than if we sold such products directly, may place the development, sales and marketing of our products outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us. Collaborative arrangements or strategic alliances will subject us to a number of risks, including the risk that:

•	we may not be able to control the amount and timing of resources that our strategic partner/collaborators may devote to the product candidates;

•	our strategic partner/collaborators may experience financial difficulties;

•	we may be required to relinquish important rights such as marketing and distribution rights;

•	business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

•	a collaborator could independently move forward with a competing product developed either independently or in collaboration with others, including our competitors; and

•	collaborative arrangements are often terminated or allowed to expire, which would delay the development and may increase the cost of developing our product candidates.

Our research and development efforts will be jeopardized if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

Our future success depends to a large extent on the continued services of our senior management and key scientific personnel. We are currently in the process of obtaining key man insurance for our chief executive officer, chief operating officer and chief medical officer. We are not aware that any member of our senior management or key scientific personnel is contemplating ending their relationship with Prima BioMed. Competition among biotechnology and pharmaceutical companies for qualified employees is intense and we may not be able to attract and retain personnel critical to our success. Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel, manufacturing personnel, sales and marketing personnel and on our ability to develop and maintain important relationships with clinicians, scientists and leading academic and health institutions. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

Our research and development efforts will be jeopardized if we are unable to secure critical reagents necessary for manufacture of key components of our ovarian cancer vaccine.

The initial component of CVac manufacture is common to all patients regardless of disease indication. A number of key reagents are available from reputable commercial sources, produced under the appropriate level of quality control (e.g. GMP, ISO, etc.) and supplied with appropriate specifications and batch release documentation. We have assumed that our ongoing supply of these reagents will be available during further clinical development, that no further technology transfer from us is required and that lot-to-lot reproducibility can be assured. These reagents include:

•	Cytokines for cell processing: rHuGM-CSF (Global Rx) and rHuIL-4 (Gentaur);

•	Antibiotic free AIM-V media (Invitrogen) for cell processing;

•	FITC-mannan (Chemicon) for DC phenotyping; and

•	Various antibodies for DC phenotyping.

If we are unable to secure critical reagents from our current suppliers the continued development and any future commercialization of our product candidates may be delayed if regulatory authorities require any bridging studies to be performed.

Our success depends on our ability to protect our intellectual property and our proprietary technology.

Any future success will depend in large part on whether we can obtain and maintain patents to protect our own products and technologies; obtain licenses to the patented technologies of third parties; operate without infringing on the proprietary rights of third parties. Biotechnology patent matters can involve complex legal and scientific questions, and it is impossible to predict the outcome of biotechnology and pharmaceutical patent claims. Any of our future patent applications may not be approved, or we may not develop additional products or processes that are patentable. Some countries in which we may sell our product candidates or license our intellectual property may fail to protect our intellectual property rights to the same extent as the protection that may be afforded in the United States or Australia. Some legal principles remain unresolved and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, the United Kingdom, the European Union, Australia or elsewhere. In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or in interpretations of patent laws in the United States, the United Kingdom, the European Union or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. We may have to defend the validity of our patents in order to protect or enforce our rights against a third party, or third parties may in the future assert against us infringement claims regarding proprietary rights belonging to them. Such proceedings could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability. Adverse determinations in any such proceedings could prevent us from developing and commercializing our products and could harm our business, financial condition and results of operations.

If we infringe the intellectual property rights of third parties, it may increase our costs or prevent us from the commercialization our product candidates.

There is a risk that we are or may infringe the proprietary rights of third parties of which we are unaware. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. To date, we have not been involved in any such third-party claims and we are not aware that our product candidates infringe the intellectual property rights of third parties. As a result of intellectual property infringement claims, or to avoid potential claims, we might be:

•	prohibited from selling or licensing any product candidate that we may develop unless the patent holder licenses the patent to us, which it is not required to do;

•	required to expend considerable amounts of money in defending the claim;

•	required to pay substantial royalties or grant a cross license to our patents to another patent holder;

•	required to redesign the formulation of a product so that it does not infringe, which may not be possible or could require substantial funds and time; or

•	required to pay substantial monetary damages.

If we are unable to keep pace with technological change or with the advances of our competitors our technology and products may become non-competitive.

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our competitors in Australia and elsewhere are numerous and include major pharmaceutical companies, biotechnology firms, and other research institutions. These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products non-competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do, and have more experience in conducting clinical trials and obtaining FDA, Australia’s Therapeutic Goods Administration and other regulatory approvals. Our ability to further develop and commercialize our products may be adversely affected if our competitors were to succeed in obtaining regulatory approval for their products sooner than us.

Future sales of our products may suffer if they are not accepted in the marketplace by physicians, patients and the medical community.

There is a risk that CVac or our other product candidates may not gain market acceptance among physicians, patients and the medical community, even if they are approved by the regulatory authorities. The degree of market acceptance of any of our approved products will depend on a variety of factors, including:

•	timing of market introduction, number and clinical profile of competitive products;

•	our ability to provide acceptable evidence of safety and efficacy and our ability to secure the support of key clinicians and physicians for our products;

•	cost-effectiveness compared to existing and new treatments;

•	availability of coverage, reimbursement and adequate payment from health maintenance organizations and other third-party payors;

•	prevalence and severity of adverse side effects; and

•	other advantages over other treatment methods.

Physicians, patients, payors or the medical community may be unwilling to accept, use or recommend our products which would adversely affect our potential revenues and future profitability.

If healthcare insurers and other organizations do not pay for our products or impose limits on its reimbursement, our future business may suffer.

Our product candidates may be rejected by the market due to many factors, including cost. The continuing efforts of governments, insurance companies and other payers of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability. In Australia and certain foreign markets the pricing of pharmaceutical products is already subject to government control. We expect initiatives for similar government control to continue in the United States and elsewhere. The adoption of any such legislative or regulatory proposals could harm our business and prospects.

Successful commercialization of our product candidates will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health insurers and other organizations. Our product candidates may not be considered cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow our products to be marketed on a competitive basis. Third-party payers are increasingly challenging the price of medical products and treatment. If third party coverage is not available for our products the market acceptance of these products will be reduced. Cost-control initiatives could decrease the price we might establish for products, which could result in product revenues lower than anticipated. If the prices for our product candidates decrease or if governmental and other third-party payors do not provide adequate coverage and reimbursement levels our potential revenue and prospects for profitability will suffer.

We may be exposed to product liability claims which could harm our business.

The testing, marketing and sale of therapeutic products entails an inherent risk of product liability. We face product liability exposure related to the testing of our product candidates in human clinical trials. If any of our products are approved for sale, we may face exposure to claims by an even greater number of persons than were involved in the clinical trials once we begin marketing, distribution and sales our products commercially. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our products and product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients and others;

•	loss of revenues; and

•	the inability to commercialize our products and product candidates.

If there is a claim made against us or some other problem that is attributable to our products or product candidates, our share price may be negatively affected. Even if we were ultimately successful in product liability litigation, the litigation would consume substantial amounts of our financial and managerial resources and may create adverse publicity, all of which would impair our ability to generate sales of our product candidates. We may incur substantial liabilities or be required to limit development or commercialization of our product candidates if we cannot successfully defend ourselves against product liability claims. Such coverage may not be available in the future on acceptable terms, or at all. Even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity and force us to devote significant managerial and financial resources to those matters, and the commercialization of our product candidates may be delayed or severely compromised.

We rely on a number of third party researchers and contractors to produce, collect, and analyse data regarding the safety and efficacy of our product candidates. We have quality control and quality assurance in place to mitigate these risks, as well as professional liability and clinical trial insurance to cover financial damages in the event that human testing is done incorrectly or the data is analyzed incorrectly. If a claim is made against us in conjunction with the research testing activities, our share price may be negatively affected. We may be at risk of needing to redo testing at a significant cost. We could face additional liability beyond our insurance limits if testing mistakes were to endanger any human subjects. Liability claims due to errors or omissions in human testing may result in injury to our reputation in the eyes of scientists, doctors, regulators, and patients.

Risks Relating to Our Securities

Our stock price may be volatile and could decline significantly.

The market price of our ordinary shares historically has been, and we expect will continue to be, subject to significant fluctuations over short periods of time. These fluctuations may be due to factors specific to us, to changes in analysts’ recommendations and earnings estimates, to arbitrage between our Australian listed shares and our ADSs, to changes in exchange rates, or to factors affecting the biopharmaceutical industry or the securities markets in general. Market fluctuations, as well as general political and economic conditions, such as a recession, interest rate or currency fluctuations, could adversely affect the market price of our securities.

For example, during the last two fiscal years, the market price for our ordinary shares on the Australian Securities Exchange has ranged from as low as A$0.05 to a high of A$0.42. We may experience a material decline in the market price of our shares, regardless of our operating performance. Therefore, a holder of our ordinary shares or ADSs may not be able to sell those ordinary shares or ADSs at or above the price paid by such holder for such shares or ADSs. Price declines in our ordinary shares or ADSs could result from a variety of factors, including many outside our control. These factors include:

•	the results of pre-clinical testing and clinical trials by us and our competitors;

•	unforeseen safety issues or adverse side effects resulting from the clinical trials or the commercial use of any of our product candidates;

•	regulatory actions in respect of any of our products or the products of any of our competitors;

•	announcements of the introduction of new products by us or our competitors;

•	market conditions, including market conditions in the pharmaceutical and biotechnology sectors;

•	increases in our costs or decreases in our revenues due to unfavorable movements in foreign currency exchange rates;

•	developments or litigation concerning patents, licenses and other intellectual property rights;

•	litigation or public concern about the safety of our potential products;

•	changes in recommendations or earnings estimates by securities analysts;

•	actual and anticipated fluctuations in our quarterly operating results;

•	deviations in our operating results from the estimates of securities analysts;

•	rumors relating to us or our competitors;

•	additions or departures of key personnel;

•	changes in third-party reimbursement policies; and

•	developments concerning current or future strategic alliances or acquisitions.

Our ordinary shares may be considered a “penny stock” under SEC regulations which could adversely affect the willingness of investors to hold our ADSs.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended June 30, 2011, our ordinary shares traded on the ASX from low of A$0.08 to a high of A$0.42 per share. Under ASX listing rules our shares may not trade below A$0.001 per share. The low trading price of our ordinary shares rules may adversely the willingness of investors to hold our ADSs.

We may be a passive foreign investment company (PFIC) which would subject our U.S. investors to adverse tax rules.

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are currently a passive foreign investment company, or PFIC, which could result in a reduction in the after-tax return to a “U.S. Holder” of our ADRs and reduce the value of our ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income.

The determination of whether we are a PFIC is made on an annual basis and depends on the composition of our income and the value of our assets. Therefore, it is possible that we could be a PFIC in the current year as well as in future years. If we are classified as a PFIC in any year that a U.S. Holder owns ADSs, the U.S. Holder will generally continue to be treated as holding ADSs of a PFIC in all subsequent years, notwithstanding that we are not classified as a PFIC in a subsequent year. Dividends received by the U.S. Holder and gains realized from the sale of our ADSs would be taxed as ordinary income and subject to an interest charge. We urge U.S. investors to consult their own tax advisors about the application of the PFIC rules and certain elections that may help to minimize adverse U.S. federal income tax consequences in their particular circumstances.

We have never paid a dividend and we do not intend to pay dividends in the foreseeable future which means that holders of shares and ADSs may not receive any return on their investment from dividends.

To date, we have not declared or paid any cash dividends on our ordinary shares and currently intend to retain any future earnings for funding growth. We do not anticipate paying any dividends in the foreseeable future. Dividends may only be paid out of our profits. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors. Our holders of shares and ADSs may not receive any return on their investment from dividends. The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased your ordinary shares.

Currency fluctuations may adversely affect the price of the ADSs relative to the price of our ordinary shares.

The price of our ordinary shares is quoted in Australian dollars and the price of our ADSs will be quoted in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our ordinary shares. In the last two years, the Australian dollar has as a general trend appreciated against the U.S. dollar. Any continuation of this trend may positively affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our ordinary shares, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. However, this trend may not continue and may be reversed. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline, even if the price of our ordinary shares in Australian dollars increases or remains unchanged.

As a result of becoming a SEC registrant, we will be obligated to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common shares.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this Form 20-F. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as, if we are an accelerated filer or a large accelerated filer as stipulated in Item 308(b) of Regulations S-K, a statement that our auditors have issued an attestation report on our management’s assessment of our internal controls.

We have not begun the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common shares to decline.

Risks Relating to Our Location in Australia

Currency fluctuations may expose us to increased costs and revenue decreases.

Our business may in the future be affected by fluctuations in foreign exchange rates. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline. The majority of our expenses will continue to be denominated in Australian dollars although we will also be expending cash in other denominations, including U.S. dollars and European euros. In the last two years, the Australian dollar has as a general trend appreciated against the U.S. dollar. If this trend continues, this may have a positive effect on any costs which we incur in the U.S. but may have an adverse effect on our revenues sourced from the U.S. We cannot anticipate whether this trend will continue in respect of the U.S. dollar. The exchange rates of the Australian dollar to the European euro have fluctuated over the same period. In circumstances where the Australian dollar devalues against either or both of the U.S. dollar or the European euro, this may have an adverse effect on our costs incurred in either the U.S. or the European Union (as applicable) but may have a positive effect on any revenues which we source from the U.S. or the European Union (as applicable). The same principles apply in respect of our costs and revenues in other jurisdictions. In addition, we conduct clinical trials in many different countries and we have manufacturing of some of our product candidates undertaken outside of Australia, which exposes us to potential cost increases resulting from fluctuations in exchange rates. To date, we have not suffered any material foreign exchange losses as a result of currency fluctuations.

Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.

We are incorporated in Australia and are subject to the takeovers laws of Australia. Amongst other things, we are subject to the Corporations Act 2001 (Commonwealth of Australia). Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares (including through the acquisition of ADSs) if the acquisition of that interest will lead to a person’s or someone else’s voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Exceptions to the general prohibition include circumstances where the person makes a formal takeover bid for us, if the person obtains shareholder approval for the acquisition or if the person acquires less than 3% of the voting power of us in any rolling six month period. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.

Rights as a holder of ordinary shares are governed by Australian law and our Constitution and differ from the rights of shareholders under U.S. law. Holders of our ordinary shares or ADSs may have difficulty in effecting service of process in the United States or enforcing judgments obtained in the United States.

We are a public company incorporated under the laws of Australia. Therefore, the rights of holders of our ordinary shares are governed by Australian law and our Constitution. These rights differ from the typical rights of shareholders in U.S. corporations. The rights of holders of ADSs are affected by Australian law and our Constitution but are governed by U.S. law. Circumstances that under U.S. law may entitle a shareholder in a U.S. company to claim damages may also give rise to a cause of action under Australian law entitling a shareholder in an Australian company to claim damages. However, this will not always be the case. Holders of our ordinary shares or ADSs may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the U.S., liabilities under U.S. securities laws. In particular, if such a holder sought to bring proceedings in Australia based on U.S. securities laws, the Australian court might consider:

•	that it did not have jurisdiction; and/or

•	that it was not an appropriate forum for such proceedings; and/or

•

that, applying Australian conflict of laws rule, U.S. law (including U.S. securities laws) did not apply to the relationship between holders of our ordinary shares or ADSs and us or our directors and officers; and/or

•	that the U.S. securities laws were of a public or penal nature and should not be enforced by the Australian court.

Holders of our ordinary shares and ADSs may also have difficulties enforcing in courts outside the U.S. judgments obtained in the U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. As an Australian company listed on the NASDAQ Global Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, director nomination process, compensation of officers and quorum at shareholders’ meetings. In addition, we may follow Australian law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the U.S. Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules. Please see “Item 6. Directors, Senior Management and Employees – C. Board Practices” for further information.

Risks Related to an Investment in Our ADSs

Our ADS holders are not shareholders and do not have shareholder rights.

The Bank of New York Mellon, as depositary, registers and delivers our American Depositary Shares, or ADSs. Our ADS holders will not be treated as shareholders and do not have the rights of shareholders. The depositary will be the holder of the shares underlying our ADSs. Holders of our ADSs will have ADS holder rights. A deposit agreement among us, the depositary and our ADS holders, and the beneficial owners of ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. For a description of ADS holder rights, see “Item 12. Description of Securities Other than Equity Securities – D. American Depositary Shares.” Our shareholders have shareholder rights. Australian law and our constitution govern shareholder rights. For a description of our shareholders’ rights, see “Item 10. Additional Information – B. Memorandum and Articles of Association.” Our ADS holders do not have the same voting rights as our shareholders. Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. ADS holders may exercise voting rights with respect to the underlying ordinary shares only in accordance with the provisions of the deposit agreement. Under the deposit agreement, ADS holders vote by giving voting instructions to the depositary. Upon receipt of instructions, the depositary will try to vote in accordance with those instructions. Otherwise, ADS holders will not be able to vote unless they withdraw the ordinary shares underlying their ADSs. ADS holders may not learn of ordinary shareholders’ meetings in time to instruct the depositary or withdraw underlying ordinary shares. If we ask for our ADS holders’ instructions, the depositary will notify our ADS holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement, to vote the shares as our ADS holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADS holders. We cannot assure our ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. This means that there is a risk that our ADS holders may not be able to exercise voting rights and there may be nothing they can do if their shares are not voted as they requested.

Our ADS holders do not have the same rights to receive dividends or other distributions as our shareholders.

Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable on a share and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary stock and we do not anticipate paying any cash dividends in the foreseeable future). Dividends may be paid on shares of one class but not another and at different rates for different classes. Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares will be paid to the depositary, which has agreed to pay to our ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADS holders will receive these distributions in proportion to the number of shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to our ADS holders amounts distributed by us as a dividend or distribution.

There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADSs.

The deposit agreement with the depositary generally requires the depositary to convert foreign currency it receives in respect of deposited securities into U.S. dollars and distribute the U.S. dollars to ADS holders, provided the depositary can do so on a reasonable basis. If it does not convert foreign currency, the depositary may distribute the foreign currency only to those ADS holders to whom it is possible to do so. If a distribution is payable by us in Australian dollars, the depositary will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADS holders may lose some of the value of the distribution. The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. This means that our ADS holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated under the laws of the Commonwealth of Australia on May 21, 1987 under the name “Prima Resources Ltd.” In May 2001, post a restructuring of the Company, divestment of assets and change of business focus, the Company was renamed Prima BioMed Ltd. The registered office is located at Level 7, 151 Macquarie Street, Sydney 2000 New South Wales, Australia and our telephone number is +61 (0)2 9276 1224. Our address on the Internet is www.PrimaBioMed.com.au. The information on, or accessible through, our website is not part of this registration statement on Form 20-F. We have included our website address in this registration statement on Form 20-F solely as an inactive textual reference.

In 2001, we entered into a strategic alliance with the Austin Research Institute, or ARI, now the Burnet Institute, and Ilexus Pty Ltd, a wholly owned subsidiary of the ARI, for the commercialization and development of biotechnological research emanating from the ARI. We established two Australian subsidiaries, Arthron Pty Ltd and Cancer Vac Pty Ltd. Each subsidiary was established to develop and commercialize specific technology from the ARI. Arthron Pty Ltd secured licenses to intellectual property and research for the development of novel therapeutics to treat autoimmune disease (primarily rheumatoid arthritis) and Cancer Vac secured licenses to cancer vaccines targeted at improving a patient’s immune response to the tumour antigen Mucin-1 (CVac).

Prima BioMed relisted on the Australian Securities Exchange, or ASX, in May 2001 and raised A$3.5 million through the issue of 17.5 million new shares. The fundings were applied to the conduct and completion of a Phase Ib clinical trial for Cancer Vac’s lead product candidate CVac, and a research and development program for Arthron to demonstrate preclinical activity in models of rheumatoid arthritis with a panel of new chemical entities. In addition, Prima BioMed secured an Australian Federal Government grant from AusIndustry to support up to 50% of the costs of a Phase Ib clinical trial for CVac. Each subsidiary was 65% owned by Prima BioMed, with the remaining 35% held by the ARI. Our 65% was secured through the provision of finance to undertake the research and development program.

We expanded our drug development operations in 2002 and established Panvax Pty Ltd (developing prophylactic and therapeutic vaccines using a novel adjuvant system) and Oncomab Pty Ltd (developing antibody based cancer therapies). Both programs were at an early preclinical stage of development and funding was supplied to secure preclinical proof of concept. Each subsidiary held the license to the core intellectual property required for development and commercialization from the ARI. We managed the ongoing prosecution of the licensed patents and applied for new patents. Similar to Cancer Vac and Arthron, we held 65% equity in the subsidiaries as consideration for the provision of research and development funding. Management of the subsidiaries was the responsibility of Prima BioMed’s management team with the ARI providing access to the research and development teams and holding board and technical review committee positions.

In 2004, we increased our holding in our subsidiaries, as result of further capital injections to fund research and development, from 65% to 85% and raised A$7.3 million before costs through a share placement plan and exercise of options. The capital raised was to progress development of the three preclinical development programs and to initiate a Phase IIa clinical trial of CVac.

In March 2004, Cancer Vac entered into an agreement with Canadian company Biomira Inc., (now known as Oncothyreon Inc.) a leading immunotherapy company. As part consideration for the agreement, Biomira became a shareholder of Cancer Vac, diluting our equity interest in Cancer Vac to 76%.

In late 2004, A$10.0 million in further funding was obtained through a placement to Australian institutions and private equity funds. Internally we decided to focus our efforts on our oncology assets and sought business development partnerships for our autoimmune disease assets.

In 2005, we secured 100% ownership of three of our four subsidiaries (Cancer Vac, Oncomab and Panvax) and 99% equity in Arthron by swapping equity and options in the subsidiaries (held by the ARI, staff and contractors) for Prima BioMed shares. Biomira converted its 10% equity in Cancer Vac to a 1.47% stake in Prima BioMed. In addition, Prima BioMed entered into a new First Rights of Refusal Agreement with the ARI to enable ongoing access to new emerging technologies within Prima BioMed’s therapeutic focus. In June 2011 we secured the remaining minority interest in the fourth subsidiary (Arthron).

In October 2005, in line with our focus on oncology, we sold Arthron’s assets, including its licensed intellectual property from the ARI, its own intellectual property and its existing agreements for commercialization to Trillium Therapeutics Inc. The upfront consideration was valued at A$0.38 million cash and 1.2 million shares (representing 6% of the equity of Trillium Therapeutics). Additional milestones in both cash and equity are payable in the future giving Prima BioMed the potential to earn up to additional 5,650,000 shares, for an aggregate total of 6,850,000 shares, representing approximately 25% of the equity of Trillium Therapeutics.

In July 2009, Prima BioMed secured substantial funding for the further development and commercialization of Cvac. A convertible loan facility from New York based fund SpringTree provided A$25.5 million, with up to an additional A$12.0 million available through an equity drawdown facility with Fortrend Securities Pty Ltd.

In September 2009, to further our focus on oncology, we decided to divest the vaccine adjuvant technology licensed to and developed by Panvax Pty Ltd. Together with the termination of the license agreement between the ARI (owner of the licensed patents) and Panvax, the intellectual property and know-how developed by Panvax as well as the background patents owned by the ARI were assigned to PX Biosolutions Pty Ltd for further development and commercialization. A royalty arrangement was entered into that allows us to share in potential financial returns should PX Biosolutions Pty Ltd successfully commercialise the technology in the future.

In October 2009, Prima BioMed Europe Limited, a 100% owned subsidiary of Prima BioMed Ltd was incorporated in the United Kingdom. This subsidiary is inactive.

In April 2010, Prima BioMed USA Inc, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in the United States.

In January 2011 it was agreed to terminate the above named SpringTree facility established in July 2009 and in March 2011 the facility was terminated.

In May 2011, Prima BioMed GmbH, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in Germany, and also in May 2011, Prima BioMed Middle East FZLLC, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in the United Arab Emirates. These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe, the United States, and the UAE.

During May and June 2011, we raised over A$41 million by way of a private placement and Security Purchase Plan with eligible shareholders.

We have not been required to invest material amounts for capital expenditures since our research and development activities have taken place at research facilities operated by institutions with whom we have relationships. In the three fiscal years ended June 30, 2011, our capital expenditures have totaled under A$200,000. Of this, A$80,000 related to the research and development equipment, and A$68,000 related to the office and computer equipment.

In September 2011, we were included in the Standard & Poor’s S&P/ASX 300 Index for the first time, as part of Standard & Poor’s September 2011 quarterly review.

In October of 2011, we announced the formal launch of a partnership with The City Hospital in Dubai Healthcare City to make CvacTM commercially available in the Middle East region. In October of 2011, we also announced the launch of another partnership with The City Hospital, for a therapeutic apheresis service.

In February 2012, we enrolled first patient in CANVAS (CANcer VAccine Study) a double blind placebo controlled Phase II/III study in addition to the Phase IIb trial outlined above.

In March 2012, we announced that we had received a manufacturing license from the Therapeutic Good Administration to produce CvacTM in Australia.

B.	Business Overview

Background

Prima BioMed Ltd is an Australian biotechnology company committed to the development and commercialization of new medical therapies with a particular focus on oncology. Key product candidates in development include CvacTM, an autologous dendritic cell vaccine for ovarian cancer, monoclonal antibodies for multiple tumour types, and an oral formulation for the Human Papilloma Virus, or HPV, vaccine.

Our mission is to be at the forefront of the fight against cancer by transforming the promise of science and biotechnology into therapies that have the potential power to restore health or even save lives of cancer patients. In everything we do, we aim to fulfil our mission to serve patients, from funding the next medical innovation to creatively working on patient treatments.

We have recently focused our pipeline on three projects, one clinical and two preclinical programs. We constantly monitor the competitive environment to identify new complementary product opportunities to acquire or in-license. We have also recently globalised our development strategy, moving manufacturing and clinical development of our lead product, CvacTM into U.S. and European-based clinical trial centres. To complement this change, we expanded our Australia-based management team through the appointment of international representatives based in the United States and Europe.

Supporting all of our development initiatives is a comprehensive intellectual property portfolio of licensed granted patents and patent applications. Patents are applied for and prosecuted in all major markets of the world. Trademarks are similarly secured as required.

Our lead product candidate is CvacTM, a dendritic cell therapy, for which we are currently conducting a Phase IIb trial for the treatment of ovarian cancer. CvacTM is designed to target the tumour antigen mucin-1 which is expressed at high levels on many different tumour types. Dendritic cells are immune cells that form part of the human immune system. Their main function is to process antigen material and present it on the surface to other cells of the immune system, thus functioning as antigen-presenting cells. An antigen is a substance/molecule that when introduced into the body triggers the production of an antibody by the immune system which will then kill or neutralize the antigen that is recognized as a foreign and potentially harmful invader. To date, clinical trials have demonstrated that CvacTM is well tolerated and has shown clinical effects (as measured by CA-125 levels) in approximately 19% of patients with ovarian cancer that is in remission following initial treatment with chemotherapy or radiation therapy. The technology was developed and patented by scientists at the Austin Research Institute, or ARI, now the Burnet Institute, in Melbourne, Victoria, Australia.

In March 2010, we were granted Small and Medium Sized Enterprise, or SME, status by the European Medicines Agency, or EMA. The SME program is an EMA initiative to address the needs of small and medium sized companies who are developing medicinal products in Europe. Companies with SME status can receive assistance, information and training from dedicated EMA employees. SME designated companies are also eligible for reduced or deferred fees associated with regulatory submissions, scientific advice and inspections.

In June 2010, we were granted Orphan Medicinal Product Designation for the CvacTM ovarian cancer therapy vaccine in Europe. The European Orphan Medicinal Product designation is intended to promote the development of drugs that may provide significant benefit to patients suffering from rare diseases identified as life-threatening or very serious. Orphan Medicinal Product designation provides ten years of potential market exclusivity once the product candidate is approved for marketing for the designated indication in the European Union. Orphan Medicinal Product designation also allows for protocol assistance free of charge on clinical trials, a reduced Marketing Authorisation Application filing fee and the potential for grant funding.

We also have two preclinical product development programs. The first program targets the development of a humanized cripto-1 antibody as a potential therapeutic agent for the treatment of cancer. Preclinical development commenced in September 2010 with the goal, subject to technical success, of submitting an Investigational New Drug, or IND, or equivalent with the U.S. Food and Drug Administration, or FDA, in 2013. Cripto-1 is highly expressed by various tumour types and is considered an effective target for antibody therapy. The ARI has previously demonstrated anti-tumour activity with rodent derived cripto-1 antibodies in xenograft tumour models in mice. The second development program is for an oral vaccine formulation for HPV, which is the leading cause of cervical cancer. The research program’s goal is to produce a widely available, cost effective oral cervical cancer vaccine in tablet form, thus making administration of the vaccine (that is currently injectable only) more broadly available and in particular accessible by the developing world.

Product Development Programs

CvacTM

Product Candidate

CvacTM by dendritic cell therapy involves the manipulation of a patient’s own dendritic cells (taken from white blood cells) to create, in the case of cancer, tumour-protein expressing dendritic cells that can then be injected back into the patient to, directly or indirectly, trigger cytotoxic (killer T cell) immune response to the protein leading to tumour regression. White blood cells are taken from the cancer patient and the appropriate cells extracted and grown into dendritic cells. The dendritic cells are then treated with mannan fusion protein, or MFP, a recombinant protein to elicit an immune response to mucin-1 once administered back to the patient. A recombinant protein is a protein that is derived from recombinant DNA, which is a form of artificial DNA that is created by combining two or more sequences that would not normally occur together through the process of gene splicing. Early clinical trials have shown that this unique delivery of mucin-1, via dendritic cells helps to elicit a cytotoxic T cell response resulting in the death of the tumor cell. It is this form of immune response that has been considered potentially the optimal method for cancer vaccine development, providing targeted cells that can seek and destroy tumour cells bearing the antigen, mucin-1.

CvacTM uses the patients’ own dendritic cells primed by MFP. It is currently administered to the patients by intradermal injection in four locations on the skin on a schedule of monthly injections for up to three months and then a maintenance program of injections at twelve week intervals for a one year course of therapy.

Target Product Candidate Profile

CvacTM is an immunotherapeutic approach to the treatment of ovarian cancer. The product’s primary target population is ovarian cancer patients in remission post chemotherapy and surgery with the primary goal of improving the interval to relapse and overall survival. We do not anticipate that CVac will be utilized as first line therapy, but as a maintenance therapy to prevent disease progression.

Market Opportunity

We believe CvacTM has the potential to be developed for a variety of tumour types as mucin-1 is highly expressed by many tumours including breast, lung, colon, pancreas, kidney and ovarian cancer. The first target indication for CvacTM in development is ovarian cancer.

Ovarian cancer is the most deadly of the gynaecological cancers due to the advanced stage of disease at time of diagnosis.

Competition

The existing treatments for ovarian cancer are surgery, chemotherapy, and radiation therapy. In some cases two or even all three of these treatments are used. These approaches are designed to debulk the tumour and then eradicate any remaining tumour cells. The key chemotherapeutic drugs used are platinum-based drugs such as cisplatin or carboplatin, and taxane drugs, such as paclitaxel. These drugs are all off patent and are readily available at relatively low cost. In the event of relapse, the patient is generally subjected to subsequent courses of chemotherapy and/or radiation therapy.

There are several products in clinical development for the treatment of ovarian cancer. These include new chemotherapeutic agents and products targeting the immune system such as vaccines and antibody therapies. Antibodies are forms of passive immunotherapy and offer greatest benefit when they influence tumour growth. Avastin, an antibody already approved for the treatment of colon cancer has recently completed a study in ovarian cancer patients in remission. There was no survival benefit of using the drug and remission was prolonged on average just over three months. There is one competitive dendritic cell based technology under development by Dendreon that has completed a Phase I clinical trial targeting her-2/neu for breast cancer.

Several of the immunological approaches under development may compete with CvacTM as immunological approaches are generally aimed at preventing relapse and metastases. New cytotoxic compounds are unlikely to compete with CvacTM as they are generally used as acute first and second line therapeutic agents. These products are also likely to have significant side effects associated with them consistent with existing chemotherapeutic agents.

Potential Advantages

CvacTM is being developed as a maintenance therapy. Maintenance therapy is a medical therapy that is designed to help a primary treatment succeed. We believe CvacTM is most likely to be administered post surgery and chemotherapy to prevent relapse and spreading of the cancer. We believe the competitive advantage is created through two key areas, the therapeutic approach of pulsing dendritic cells to generate an immune response to an antigen on the tumour cell’s surface, and the lack of toxicity of CvacTM. There are currently no marketed products for ovarian cancer patients in remission.

To date, the toxicity profile of CVac has been favourable with no dose limiting toxicity as seen with cytotoxics. Cytotoxics are drugs capable of inducing the death of tumour cells, but are highly toxic to humans and have serious adverse side effects. CVac is designed to be an active immunization approach compared to anticancer antibodies (passive immunization) and this could lead to a broader immune response which may assist a therapeutic response. Mucin-1 is expressed on over 90% of epithelial ovarian tumours and thus provides a target for the majority of ovarian cancers. Dendritic cell processing of antigens is immunostimulatory, or the active stimulation of the immune system) whereas many of the therapeutic antibodies produce an immune response to themselves, leading to tolerance and thus declining in effectiveness over time. Dendritic cell therapy is administered by intradermal injection which takes place in minutes whereas cytotoxics and antibodies are administered by intravenous infusion which is time consuming and needs nursing support. CvacTM uses a recombinant mucin-1 that has cost advantages over therapeutic antibodies.

Clinical Development History

In 2001, a Phase Ib clinical trial in patients with advanced adenocarcinoma was initiated. Adenocarcinoma is a cancer of epithelia originating in glandular tissue. Epithelial tissue includes, but is not limited to, the surface layer of skin, glands and a variety of other tissue that lines the cavities and organs of the body. The trial was conducted at Austin Health, Melbourne, Australia. The aim of this trial was to demonstrate that the adoptive transfer of autologous antigen presenting cells that have been cultured ex vivo with mannan-MUC1 (M-FP) vaccine could increase antigen presentation resulting in a superior immune response to MUC1 in patients with advanced adenocarcinoma.

In 2003, the Phase Ib safety trial of CvacTM was completed. The trial enrolled 14 patients with various forms of advanced cancer. There were no adverse side effects recorded in any patients and all patients exhibited the desired immune response to the vaccine, demonstrating that the therapeutic approach had been successfully translated from the preclinical to the clinical setting. The results of this trial were published in Clinical Cancer Research in February 2006.

The Phase Ib clinical trial achieved all predefined objectives. All patients demonstrated mucin-1-specific T-cell responses within a 12 week period, and those monitored at 6 and 12 months demonstrated sustained immunity in laboratory tests. Three patients continued on treatment under the Special Access Scheme and no further data was collected. The vaccination procedure, using either fresh or frozen dendritic cells cultured ex vivo with CvacTM, was shown to induce T-cell immunity.

In July 2004, we commenced a Phase IIa trial of CvacTM in ovarian cancer patients with progressive disease in Melbourne, Australia. The aim of this Phase IIa trial was to determine whether dendritic cell therapy with CvacTM can lead to clinical responses or stabilization of disease, as determined by serum CA-125 in subjects with adenocarcinoma of the ovary. CA-125 is a biomarker to correlates to patient tumour burden. CvacTM was delivered to subjects via 3 injections over a 10 week period, followed by booster injections every 10 weeks for a total of 7 treatments over 12 months.

In 2006, the Phase IIa CvacTM trial was completed with the results reported in March 2007. Twenty-one of the 28 enrolled late stage patients with progressive ovarian cancer, demonstrated by rising CA-125 upon trial entry, were eligible to participate in the clinical efficacy evaluation. CvacTM demonstrated a positive clinical response or stabilization of disease in four of the twenty-one patients (19%; CI 5.4 - 41.9%) based on changes in CA-125. Overall, CvacTM was well tolerated by subjects. There were no serious adverse events that were definitely or probably related to CvacTM treatment. There was one patient who experienced two serious adverse events (flu-like symptoms and abdominal pain) that were assessed as possibly related to CvacTM. There were no deaths on study that were attributed to CvacTM.

All subjects who were assessed as having stable disease remained stable at the end of the trial. Twenty-one of the 28 patients had progressed by the end of the study: either due to progression on the basis of CA-125, clinical progression or death. The median progression-free survival was 127 days. Fourteen subjects had died by the end of the study as determined by telephone contact with the subjects family or physician.

We subsequently held a pre-IND, meeting with the FDA to discuss plans for U.S. clinical trials of CvacTM. We were able to clarify requirements for the filing of an IND application which was subsequently submitted in July 2009 to evaluate the CvacTM ovarian cancer therapy vaccine. The trial is to be managed by leading gynaecological oncologists, recruiting patients in the United States and Australia.

In May 2010, we entered into an agreement with a leading German institute, the Fraunhofer Institute for Cell Therapy and Immunology IZI in Leipzig, Germany, or the Fraunhofer IZI, to produce our CvacTM cancer immunotherapy product for our European clinical trials. In July 2010, the first patient was enrolled in the Phase IIb trial for CvacTM, completing a significant milestone for CvacTM.

In June 2010 the European Medical Agency (EMA) provided Orphan Drug Designation in the for CvacTM in the ovarian cancer indication.

In September 2010, we received Orphan Drug Designation from the FDA for CvacTM in the ovarian cancer indication.

In October 2011, we announced the Fraunhofer IZI had received manufacturing authorization (according to section 13 German Drug Act) to produce the CvacTM immunotherapy ovarian cancer vaccine. The authorization was a key component of our regulatory application to commence the CANVAS trial, which is described below. The authorization was provided after a successful Good Manufacturing Practices, or GMP, inspection by Landesdirektion Leipzig, in consultation with the Paul-Ehrlich-Institut. It covers the complete CvacTM manufacturing for testing in clinical trials. GMP inspection and subsequent manufacturing authorization is a prerequisite for the production of any medicinal product intended for human administration in Europe. The process includes checking that all stages of manufacture and quality controls are carried out in accordance with the basic principles of GMP. Such inspections assure that the facilities, equipment, personnel involved in production and the process validation are suitable. Manufacturing authorization is only provided once the regulator is assured that manufacture and testing are carried out according to the latest standards prevailing in science and technology.

In March 2012, we announced that we had received a manufacturing license from the Therapeutic Good Administration, or TGA, to produce CvacTM in Australia.

While we prepare for further clinical studies of CvacTM, selective patient treatment for ovarian cancer patients using CvacTM continues in Australia, through the TGA’s Special Access Scheme.

Clinical Development Strategy

In February 2010, we initiated under an IND application with the FDA a Phase IIb clinical trial in the United States and Australia. The study is a randomized, open-label trial evaluating the safety and efficacy of CvacTM given as a single agent for epithelial ovarian cancer, or EOC, that is in first or second clinical complete remission.

A total of 60 patients will be recruited for the trial. As new manufacturing procedures have been developed since completion of the phase IIa clinical study the first six subjects enrolled to this study are to be treated in an open-label fashion with comparator analyses performed between clinical sites in the United States and Australia. An additional 54 subjects will be enrolled through an open-label, randomized fashion to compare efficacy and safety events of CvacTM versus standard of care. Subjects randomized to the standard of care arm will not undergo leukopheresis but will be followed for progression and overall survival.

The rationale for this trial is based upon the observation of prolonged disease stabilization that was observed in the Phase IIa trial of CvacTM. EOC patients who are in remission after first or second-line chemotherapy are good candidates for an immunotherapy approach such as CvacTM which offers an opportunity for a prolonged remission status. Therefore progression free survival is an appropriate measure of efficacy in the proposed randomised study for EOC patients who are in clinical complete remission. Additionally, the impact on overall survival is also being assessed.

Primary objectives of the study are to confirm the safety of administering CvacTM in EOC patients who are in first or second complete remission following platinum-based chemotherapy and to determine the effects of the vaccine on progression free survival. Secondary objectives are to determine overall survival for recurrent ovarian cancer subjects who receive CvacTM after achieving remission in the first or second line setting and evaluation of host immunologic response to CvacTM administration.

In February 2011, we announced that the first seven patients in the Phase IIb trial had completed the first treatment cohort with CvacTM. As a result, the Data Safety Monitoring Board confirmed that the trial was safe to proceed, and the balance of patients were enrolled into the randomized component of the trial. In September 2011 enrollment was completed for the study. The Phase IIb Trial is being conducted in five premier sites in Australia and 15 sites across the U.S. The trial design is a randomized and open label trial, comparing patients who are in remission (after 1st/2nd line active treatment with Cvac™) against observed standard of care. The trial aims to confirm the manufacturing comparability of multiple sites, the potency assay, the safety of Cvac™ and compare disease progression (PFS) between CVacTM and the control group.

In addition to the Phase IIb trial outlined above, a double blind placebo controlled Phase II/III CANVAS (CANcer VAccine Study) study, or CANVAS, has been designed. This study will be conducted in multiple countries in the study CANVAS enrollment through sites in Europe, Australasia and the US during 2012. CANVAS is a multinational, multi-centre, randomized, double-blinded, placebo-controlled trial of CvacTM as a maintenance treatment for epithelial ovarian, primary peritoneal or fallopian tube cancer in complete remission. We expect the study will enroll 800 women to assess patients who are in complete remission after completing first-line treatment (surgery and chemotherapy) for ovarian cancer. The goals of CANVAS are to: (i) definitively establish that CvacTM is able to extend the time in remission after surgery and chemotherapy; (ii) extend overall life expectancy; and (iii) improve quality of life for patients and assess pharmacoeconomic parameters. Based on expected recruitment rates, we expect full patient enrolment to be complete by the third or fourth quarter of 2013. CANVAS is an event driven study and actual study timelines will be dependent on patient outcomes in the trial (i.e. how long patients stay in remission and stay alive).

Grant by the German State of Saxony

In August 2011, Prima BioMed and the Fraunhofer IZI were awarded a EUR 4.1 million grant by the German state of Saxony to fund parts of the CvacTM clinical program in Europe. The grant came from a merit-based research and development grant program designed to provide funding for specific projects which demonstrate the potential to further economic development in Saxony. The grant was provided by the State Ministry for Higher Education, Research and the Arts of Saxony. Prima and the Fraunhofer IZI submitted a joint proposal to cover the costs of CvacTM materials and manufacturing, plus staffing costs in Saxony and some clinical procedure costs of the European component of CvacTM’s trial process. Under the grant, Prima BioMed and the Fraunhofer IZI will be separately reimbursed for eligible costs as they are incurred during the project. Funds under the grant are provided by the European Union and the state of Saxony.

Cripto-1 Therapeutic Antibodies

Product Candidates

Humanized therapeutic antibodies targeting the cripto-1 protein on cancer cells.

Target Product Profile

Specific cancer targets are yet to be identified due to the early stage of product development; however, we believe the most likely market will be solid tumours.

Market Opportunity

The market leaders in therapeutic antibodies for the treatment of solid tumours are Genentech Inc.’s colorectal, breast and non-small cell lung cancer treatment Avastin (bevacizumab) and the HER2+ breast cancer treatment Herceptin (trastuzumab).

Competition

We believe Biogen Inc. is our main competitor. Biogen is developing a cripto-targeting humanized monoclonal antibody with ImmunoGen Inc.’s cell-killing agent, DM4, attached. According to public statements by Biogen, this product candidate is currently in Phase I clinical testing.

Preclinical Development

The antigen cripto-1 is classified in the epidermal growth factor (EGF-CFC) family of proteins and is involved in the development and progression of various human carcinomas. The over-expression of cripto-1 on cancer cells relative to normal healthy cells suggests it contributes to cancer cell growth. In particular, cripto-1 expression has been detected in 50% to 90% of carcinomas of the colon, pancreas, stomach, gallbladder, breast, lung, endometrium and cervix. Cripto-1 also appears to have a role in the metastasis or migration of cancers.

In 2003, Oncomab entered into a Collaborative Research and Development Agreement with Medarex, Inc. to develop human antibodies to the cancer target cripto-1. The agreement provided for sharing of development costs and future revenue from the program and included a development plan to complete all activities required to submit an IND for a phase I clinical trial.

The ARI produced three rat monoclonal antibodies (mAbs) to a region unique to cripto-1. Binding of the mAbs to this region results in apoptosis, or cell death, in cell-based assays and the inhibition of tumor growth or eradication of tumors in mice. A manuscript describing the development of the rat antibodies to cripto-1 was published in Cancer Research in 2004.

The mAbs inhibit cancer cell growth in vitro, and this effect was greater with cytotoxic drugs such as 5-fluorouracil, epirubicin, and cisplatin. The anti-cripto mAbs prevent tumor development in vivo and inhibit the growth of established tumors of colon xenografts (a transplantation of colon cancer in mice) in immunocompromised mice. The mechanism of inhibitory effects of the cripto mAbs includes cancer cell apoptosis.

In August 2010, we announced the termination of the agreement with Medarex (now owned by Bristol Myer Squibb) to develop a human antibody to cripto-1 and an agreement with Bioceros, based in the Netherlands, to humanize the original rodent antibodies, previously developed by the ARI and tested by Oncomab as potential cancer therapeutics, as an alternative strategy to the development of a therapeutic candidate. A preclinical development program has been initiated with the view, if the program is successful, of filing an IND with the FDA or equivalent application in 2013. In December 2011, we provided an update on our pre-clinical progress for the Cripto-1 cancer mAB cancer treatment that several hybrid mAB’s have been synthesized from hybridoma cell lines. The lead mAB’s that have been synthesized bind to Cripto-1 positive MCF-7 breast cancer cell lines. The search continues for the most active humanized IgM or IgG mAB against the target, and will be the focus of work to be conducted in 2012.

Oral Vaccines

We embarked on a new development program late in 2009 to develop an oral delivery system for vaccines for cervical cancer. The project involves collaboration between us, The University of New South Wales, or UNSW, under the leadership of Prof. Neil Foster and University of Queensland, or UQ, under the leadership of Prof. Ian Frazer.

Oral delivery of vaccines is attractive as it does not involve the fear and pain associated with parenteral injection which often leads to poor patient compliance and compromised therapeutic effects. The advantages of oral delivery include the benefits of prolonging drug action thus reducing side effects, improved patient compliance maximizing the therapeutic outcome, improved storage options making delivery to developing markets possible and potential cost effectiveness. Despite these benefits few orally administered vaccines exist. There are several reasons for the current lack of a generic technology for oral vaccine delivery including:

•	harsh conditions in the gastrointestinal tract resulting in vaccine degradation and reduced half life;

•	inefficiencies in the absorption and presentation to appropriate cells of the immune system often requires administration of large doses; and

•	recognition of the vaccine antigens as food/flora resulting in oral tolerance of vaccines instead of eliciting protective immune responses.

To eliminate or ameliorate these problems a controlled release formulation for vaccines would be desirable. The overall aim of this program is to develop novel techniques for the preparation of vaccines with controlled release characteristics – in particular those suitable for oral delivery. In this program the feasibility of utilizing dense gas anti-solvent techniques for the encapsulation of vaccines with a stimulus responsive biocompatible/biodegradable polymer will be investigated. The aim is to produce a vaccine formulation that is entirely coated in a stimulus responsive biocompatible/biodegradable polymer, and to engineer the formulation such that the release of the vaccine conforms to a desired release profile. In 2012, the UNSW and UQ laboratory teams will work to determine which oral formulation best delivers an immunogenic dose of protein to the lower gastrointestinal tract. This collaborative work will be supported, in part, by a competitive Australian Research Council ARC grant awarded in 2009. Such grants are determined on the merit of the research and are highly sought after and regarded by the academic community.

Work carried out through February 2012 shows that a coated nanoparticle protein delivery system is feasible and can be administered safely in a mouse model.

We have initiated a three year development program to obtain proof of concept for an oral HPV vaccine. Initially multiple formulations will be created using Bovine Papilloma Virus before translating the research to HPV. Proof of concept will require equivalent immunogenicity to the parenteral HPV vaccine in animal models, prior to undertaking a human development program. We believe at this time that we will seek a development partner for the vaccine.

Regulatory Authorities

United States

Government oversight of the pharmaceutical industry is usually classified into pre-approval and post-approval categories. Most of the therapeutically significant innovative products marketed today are the subject of New Drug Applications, or NDAs, or Biologics License Applications, or BLAs. Preapproval activities, based on these detailed applications, are used to assure the product is safe and effective before marketing.

In the United States, The Centre for Biologics Evaluation and Research, or CBER, is the FDA organization responsible for vaccines, blood and biologics evaluation and approval. Before approval, the FDA may inspect and audit the development facilities, planned production facilities, clinical trials, institutional review boards, and laboratory facilities in which the product was tested in animals. After the product is approved and marketed, the FDA uses different mechanisms for assuring that firms adhere to the terms and conditions of approval described in the application and that the product is manufactured in a consistent and controlled manner. This is done by periodic unannounced inspections of production and quality control facilities by FDA’s field investigators and analysts.

Federal Food, Drug and Cosmetic Act and Public Health Service Act

Prescription drug and biologic products are subject to extensive pre- and post-market regulation by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labelling, storage, record keeping, advertising and promotion of such products under the Federal Food, Drug and Cosmetic Act, the Public Health Service Act, and their implementing regulations. The process of obtaining FDA approval and achieving and maintaining compliance with applicable laws and regulations requires the expenditure of substantial time and financial resources. Failure to comply with applicable FDA or other requirements may result in refusal to approve pending applications, a clinical hold, warning letters, civil or criminal penalties, recall or seizure of products, partial or total suspension of production or withdrawal of the product from the market. FDA approval is required before any new drug or biologic, including a new use of a previously approved drug, can be marketed in the United States. All applications for FDA approval must contain, among other things, information relating to safety and efficacy, stability, manufacturing, processing, packaging, labelling and quality control.

Biologic License Applications (BLAs)

The FDA’s BLA approval process generally involves:

•	completion of preclinical laboratory and animal testing in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin in the United States;

•	performance of adequate and well-controlled human clinical trials to establish the safety, purity and potency of the proposed biologic product for each intended use;

•	satisfactory completion of an FDA pre-approval inspection of the facility or facilities at which the product is manufactured to assess compliance with the FDA’s cGMP regulations; and

•	submission to and approval by the FDA of a BLA.

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot guarantee that any approvals for our product candidates will be granted on a timely basis, if at all. Preclinical tests include laboratory evaluation of toxicity and immunogenicity in animals. The results of preclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND application to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Our submission of an IND may not result in FDA authorization to commence clinical trials. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. Further, an independent institutional review board, or IRB, covering each medical centre proposing to conduct clinical trials must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed. The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice, or GCP, regulations, which include requirements that all research subjects provide informed consent and that all clinical studies be conducted under the supervision of one or more qualified investigators.

For purposes of an NDA submission and approval, human clinical trials are typically conducted in the following sequential phases, which may overlap:

•	Phase I: Trials are initially conducted in a limited population to test the product candidate for safety and dose tolerance.

•	Phase II: Trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the initial efficacy of the product for specific targeted indications and to determine dose tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more extensive Phase III clinical trials.

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Phase III: These are commonly referred to as pivotal studies. When Phase II evaluations demonstrate that a dose range of the product is effective and has an acceptable safety profile, Phase III clinical trials are undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically-dispersed clinical trial sites. Generally, replicate evidence of safety and effectiveness needs to be demonstrated in two adequate and well-controlled Phase III clinical trials of a product candidate for a specific indication. These studies are intended to establish the overall risk/benefit ratio of the product and provide adequate basis for product labelling.

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Phase IV: In some cases, the FDA may condition approval of a BLA on the sponsor’s agreement to conduct additional clinical trials to further assess the product’s safety, purity and potency after BLA approval. Such post-approval trials are typically referred to as Phase IV clinical trials.

Progress reports detailing the results of the clinical studies must be submitted at least annually to the FDA and safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. Concurrent with clinical studies, sponsors usually complete additional animal studies and must also develop additional information about the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Moreover, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

The results of product development, preclinical studies and clinical trials, along with the aforementioned manufacturing information, are submitted to the FDA as part of a BLA. BLA’s must also contain extensive manufacturing information. Under the Prescription Drug User Fee Act, or PDUFA, the FDA agrees to specific goals for BLA review time through a two-tiered classification system, Standard Review and Priority Review. Standard Review is applied to products that offer at most, only minor improvement over existing marketed therapies. Standard Review BLAs have a goal of being completed within a ten-month timeframe, although a review can take a significantly longer amount of time. A Priority Review designation is given to products that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A Priority Review means that the time it takes the FDA to review a BLA is six months. It is likely that our product candidates will be granted Standard Reviews. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

The FDA may deny approval of a BLA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data or additional pivotal Phase III clinical trials. Even if such data are submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we do. Once issued, product approval may be withdrawn by the FDA if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing, including Phase IV clinical trials, Risk Evaluation and Mitigation Strategies, or REMS, and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. Products may be marketed only for the approved indications and in accordance with the provisions of the approved label. Further, if there are any modifications to the drug, including changes in indications, labelling or manufacturing processes or facilities, approval of a new or supplemental BLA may be required, which may involve conducting additional preclinical studies and clinical trials.

Other U.S. Regulatory Requirements

After approval, products are subject to extensive continuing regulation by the FDA, which include company obligations to manufacture products in accordance with GMP, maintain and provide to the FDA updated safety and efficacy information, report adverse experiences with the product, keep certain records and submit periodic reports, obtain FDA approval of certain manufacturing or labelling changes, and comply with FDA promotion and advertising requirements and restrictions. Failure to meet these obligations can result in various adverse consequences, both voluntary and FDA-imposed, including product recalls, withdrawal of approval, restrictions on marketing, and the imposition of civil fines and criminal penalties against the BLA holder. In addition, later discovery of previously unknown safety or efficacy issues may result in restrictions on the product, manufacturer or BLA holder.

We, and any manufacturers of our products, are required to comply with applicable FDA manufacturing requirements contained in the FDA’s GMP regulations. GMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation. The manufacturing facilities for our products must meet GMP requirements to the satisfaction of the FDA pursuant to a pre-approval inspection before we can use them to manufacture our products. We, and any third-party manufacturers, are also subject to periodic inspections of facilities by the FDA and other authorities, including procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations.

With respect to post-market product advertising and promotion, the FDA imposes a number of complex regulations on entities that advertise and promote pharmaceuticals, which include, among others, standards for direct-to-consumer advertising, promoting products for uses or in patient populations that are not described in the product’s approved labelling (known as “off-label use”), industry-sponsored scientific and educational activities, and promotional activities involving the Internet. Failure to comply with FDA requirements can have negative consequences, including adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

Changes to some of the conditions established in an approved application, including changes in indications, labelling, or manufacturing processes or facilities, require submission and FDA approval of a new BLA or BLA supplement before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing BLAs.

Adverse event reporting and submission of periodic reports is required following FDA approval of a BLA. The FDA also may require post-marketing testing, known as Phase IV testing, risk mitigation strategies, and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product.

European Union

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, we must submit and obtain authorization for a clinical trial application in each member state in which we intend to conduct a clinical trial. After we have completed our clinical trials, we must obtain marketing authorization before we can market our product. We may submit applications for marketing authorizations either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval. If a member state objects to the approval, an arbitration process is initiated and the final decision is made by the European Commission on the basis of an opinion of the Committee for Proprietary Medicinal Products, or CHMP. The mutual recognition procedure may be used more than once for subsequent applications to other member states in relation to the same product candidate.

The European Medicines Agency, or EMA, is a decentralised body of the European Union located in London. The EMA is responsible for the scientific evaluation of medicines developed by pharmaceutical companies for use in the European Union. The EMA is involved in the scientific evaluation of medicines that fall within the scope of the centralized procedure. However, other medicines that do not fall within this scope are marketed in the European Union either in individual member states, in accordance with their national authorisation procedures, or in multiple member states through the decentralised or mutual-recognition procedures. The EMA only becomes involved in the assessment of such medicines when they have been referred to the EMA due to a disagreement between two or more member states about the authorisation or use of the medicine, or due to some other issue that requires resolution in the interest of protecting public health.

Australia

In Australia, the relevant regulatory body responsible for the pharmaceutical industry is the Therapeutics Goods Administration, or TGA. Blood, blood components, plasma derivatives, tissue and cellular products, and tissue and cell based derivatives are regulated under the Therapeutic Goods Act 1989. In May 2010, the TGA began a 12month process to implement the framework for regulation of blood products. Although this framework is still being defined, it is expected to harmonize with EMA and FDA guidance.

Third-Party Payor Coverage and Reimbursement

Although none of our product candidates has been commercialized for any indication, if they are approved for marketing, commercial success of our product candidates will depend, in part, upon the availability of coverage and reimbursement from third-party payors at the federal, state and private levels.

Manufacturing and Raw Materials

CvacTM

Manufacture of the CvacTM vaccine requires a number of manufacturing processes to produce both raw materials and the final product. Manufacture of the Mucin-1 fusion protein conjugated to oxidised mannan, or MFP, a key starting material for CvacTM, is done by a qualified contract manufacturer in line with the principles of current Good Manufacturing Procedures. MFP is produced using a combination of commercially available raw reagents and cells from a working cell bank generated and owned by Prima BioMed. Supply of raw materials is reliable and the standard operating procedures used to produce the fusion protein are documented in master batch records. We believe the technology and know-how for MFP production can be readily transferred to another contract manufacturing organisation to produce the novel fusion protein as we own the know-how and recombinant protein sequences. Several organisations have been approached and could provide our manufacturing requirements.

The manufacture of CvacTM is conducted on a patient by patient process and requires the use of fresh blood cells. It is currently necessary to establish country-specific centralized manufacturing to ensure product can be transported within acceptable time frames between the patient and the manufacturing sites. These are critical operational windows from patient to site, and vice versa, of less than 24 hours. Since the process must be performed for each individual patient, it is not possible to mass produce and stockpile the product in one location. It is a core requirement to have sufficient facilities, materials and staff available regionally to provide each patient product. Thus for the clinical trials of CvacTM, the manufacturing of the cells for injection has been contracted to Cell Therapies Pty Ltd in Australia, Fraunhofer Institute for Cell Therapy and Immunology in Germany, and Progenitor Cell Therapy LLC in the United States. We have entered into manufacturing contracts with each of these parties which are described below. We believe these three organizations have sufficient capacity and regionally based coverage to address the clinical trial requirements for patients in Australia, Europe and the United States. Standard Operating Procedures for the production of CvacTM have been produced and are closely aligned between processing facilities (minor adjustments may be required due to variations in equipment or facilities). Comparability testing between sites is also undertaken to ensure consistency of product manufacture across the three sites.

Currently we are undertaking a feasibility study to determine when automation of the CvacTM manufacturing process should be implemented. Execution of this aspect of manufacturing will enable approval of the automated process by regulators and allow Prima BioMed to be ready for the potential commercialization and scale up of the CvacTM production in a time and cost effective process.

We may not be able to secure such processes or facilities for CvacTM in a timely manner for potential commercialization of CvacTM. We are evaluating expansion of the facilities of existing partners and/or engagement of new manufacturing facilities within or outside of the existing territories. We may also establish our own manufacturing facilities in order to address increased manufacturing requirements or to provide product to locations not currently accessible from the existing facilities.

Cell Therapies Pty Ltd

In October 2009, Cancer Vac entered into a Manufacture Agreement with Cell Therapies Pty Ltd, the commercial manager of the Peter MacCallum Cancer Centre’s Centre for Blood Cell Therapies. Under this agreement, Cell Therapies will undertake all tasks required to assume manufacturing responsibility for the Australian arm of Cancer Vac’s Phase IIb trial for CvacTM, and to maintain overall support for such trial program, including support as requested for the Unites States arm of such trial. Cancer Vac is required to pay Cell Therapies a monthly facility fee (A$78,000 per month for the initial terms of the agreement) and to reimburse, on a costs plus basis, certain costs incurred by Cell Therapies in performing the services. The initial term of this agreement is twelve months and may be extended by mutual agreement of the parties. This agreement has been extended by the parties following the initial term for an additional 36 months. Either party may terminate this agreement without cause upon advance notice, or immediately if such party reasonably determines the trial is not scientifically or ethically viable, or for the uncured material breach or bankruptcy of the other party.

Fraunhofer Institute for Cell Therapy and Immunology

In March 2010, Prima BioMed entered into an Agreement on the Tasks and the Division of Responsibilities in Contract Manufacturing of Investigational Medicinal Products with Fraunhofer-Gesellschaft zur Förderung der angewandten Forschung e. V., as legal entity for Fraunhofer Institute for Cell Therapy and Immunology IZI, or FhG/FhI. Under this agreement, FhG/FhI will provide manufacture and related services in support of CvacTM’s clinical trials in Europe, including technology transfer, application for manufacturing authorisation, comparability trials, and manufacturing of CvacTM for clinical trials in Europe. The estimated total cost under this agreement is €1,271,000. Unless terminated earlier, this agreement will expire upon the completion of all services set forth therein. Either party may terminate this agreement without cause upon advance notice, or for the other party’s uncured material breach.

Progenitor Cell Therapy LLC

In May 2009, Prima BioMed entered into a Services Agreement with Progenitor Cell Therapy, LLC. Under this agreement, Progenitor Cell Therapy will provide manufacture and related services in support of CvacTM’s clinical trials in the United States. Prima BioMed is required to make monthly payments to Progenitor Cell Therapy for the services, the amount of which varies from stage to stage of the project but is estimated to be approximately A$1.7 million. In addition, Prima BioMed will make certain fixed payments to Progenitor Cell Therapy upon completion of certain tasks (up to a total of A$62,000), and will reimburse, on a costs plus basis, certain costs incurred by Progenitor Cell Therapy in performing the services. Unless terminated earlier, this agreement will expire upon the completion of all services set forth therein. Prima BioMed may terminate this agreement without cause upon advance notice, and either party may terminate this agreement for the other party’s uncured material breach.

Cripto-1

The cripto-1 antibody program involves the generation of humanised antibodies for treatment of cancer. The rat antibodies utilized as the source material for the humanisation program are stored frozen at the Burnet Institute (former ARI) in Melbourne, Australia and at Bioceros’ facilities in the Netherlands. The project is classified as early stage research and development and there is no guarantee that commercial product will be generated.

Intellectual Property

Pivotal to the development and commercialization of our product candidate portfolio is intellectual property protection for the underlying technology and the product candidates. We currently hold exclusive worldwide licenses to five patent families from the Burnet Institute (formerly the ARI) and exclusive license rights to three patents from Biomira. The Burnet patents are being prosecuted worldwide in major market jurisdictions to maximize market coverage and underpin future incomes from commercialization and/or licensing agreements.

In addition to patent protection, we rely on unpatented trade secrets, know-how and other confidential information as well as proprietary technological innovation and expertise that are protected in part by confidentiality and invention assignment agreements with our employees, advisors and consultants.

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. The availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. Statutory differences in patentable subject matter may limit the protection Prima BioMed can obtain on some or all of its licensed inventions or prevent us from obtaining patent protection either of which could harm our business, financial condition and results of operations. Since patent applications are not published until at least 18 months from their first filing date and the publication of discoveries in the scientific literature often lags behind actual discoveries, we cannot be certain that we, or any of our licensors, were the first creator of inventions covered by pending patent applications, or that we or our licensors, were the first to file patent applications for such inventions. Additionally, the grant and enforceability of a patent is dependent on a number of factors that may vary between jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in the light of prior art (including prior use or publication of the invention), the utility of the invention, and the extent to which the patent clearly describes the best method of working the invention. In short, this means that claims granted in various territories may vary and thereby influence commercial outcomes.

While we intend to seek patent protection for its therapeutic products and technologies, we cannot be certain that any of the pending or future patent applications filed by the company, or licensed to us, will be approved, or that Prima BioMed will develop additional proprietary products or processes that are patentable or that we will be able to license any other patentable products or processes. Prima BioMed cannot be certain that others will not independently develop similar products or processes, duplicate any of the products or processes developed or being developed by the company or licensed to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages.

Furthermore, we cannot be certain that patents held by third parties will not prevent the commercialization of products incorporating the technology developed by us or licensed to us, or that third parties will not challenge or seek to narrow, invalidate or circumvent any of the issued, pending or future patents owned or licensed by us.

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that the licenses required under patents held by third parties would be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could have a material adverse effect on our business, financial condition and results of operations. We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. Such litigation could result in substantial costs and diversion of effort by us. We may have to participate in opposition proceedings before the Australian Patent and Trademark Office or another foreign patent office, or in interference proceedings declared by the United States Patent and Trademark Office, to determine the priority of invention for patent applications filed by competitors. Any such litigation interference or opposition proceeding, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could have a material adverse effect on our business, financial condition and results of operations.

Patent Portfolio

The following table presents our portfolio of patents and patent applications, including their status (as at April 11, 2012) and a brief description of their respective inventions.

Patent Family	Title	Status	Expires

CANCERVAC
Family 1
Mannan fusion	Composition of matter patent - Mucin-Mannan conjugates, antigen carbohydrate compounds, or mucin-1 derived antigens and their use in immunotherapy.	Granted in Australia, Canada, Japan (x2), U.S. (x3), UK, Italy, France, Germany, Ireland.	2014

Family 2
Mimics	Mucin -1 mimicking peptides and their use in cancer immunotherapy.	Granted in Australia, New Zealand, U.S., Japan, UK, Italy, France, Germany, Canada and Switzerland.	2016

Family 3

Ex vivo cell therapy	Method of producing dendritic cells pulsed with MFP (family 1).	Granted in Australia, Austria, Belgium, Denmark, France, Germany, Italy, Ireland, Japan, Luxemburg, Spain, Sweden, Switzerland, Netherlands, Canada, and UK.	2018

		Application pending in the U.S.
Family 4
Non-VNTR regions	New immunogenic regions of Mucin-1 and their use in cancer	Granted in Australia and the U.S.	U.S.: 2014 ROW:
	immunotherapy.	Applications pending in Europe, allowed in Canada, and Japan.	2021

Biomira licensed patents	Human mucin core protein, antibodies and probes.	Granted in the U.S. (3 patents) and Canada.	2018

ONCOMAB
Family 1
Cancer Antibodies	Therapeutic cancer antibodies targeting cancer antigen, cripto-1.	Granted in Australia, Japan, China, New Zealand, South Korea, and the U.S.	2022

		Applications pending in Canada, and Europe.

Material Contracts Related to Intellectual Property and Commercialization Rights

Cancer Vac

ARI License Agreement

In May 2001, a License Agreement between the Burnet (then the ARI) and its wholly-owned subsidiary Ilexus Pty Ltd and Prima BioMed and Cancer Vac Pty Ltd was executed. The agreement was amended in August 2005 and the amended rights applied retroactively to May 2001. The agreement provides Cancer Vac with the exclusive worldwide rights to conduct research and development and for the commercialization of the background technology, improvements to the background technology and research results arising from Cancer Vac’s own development programs in respect of the background technology for the purposes of developing and commercializing ex vivo based mannan adjuvant based therapeutics for the treatment of cancer. The rights extend for the duration of the patents/patent applications and include the right to sublicense, sell the assets or merge the company. In return, the Burnet receives a single digit royalty on any income received by Cancer Vac through the commercialization of the background technology, improvement or research results.

Unless terminated earlier, this agreement will continue in force for the duration of the patents/patent applications. Either party may terminate this agreement upon written notice to the other party for the other party’s uncured material breach, bankruptcy or cessation of business.

Biomira License Agreement

In March 2004, a License and Development Agreement was executed between Prima BioMed, Cancer Vac Pty Ltd and Biomira Inc. A Deed of Variation was executed in February 2007. The 2004 agreement provided Cancer Vac with exclusive rights for the use of mucin-1 in ex vivo therapy for the treatment of cancer and provided Biomira with an option to elect to secure commercialization rights for CvacTM. In February 2007, Biomira elected to forego their option to commercialise CvacTM thus Cancer Vac retains full commercialization rights in respect of CvacTM and freedom to operate in regard to mucin-1 under the existing license. The agreement is a sublicence of Cancer Research Technology Limited, or CRTL, whom has granted Biomira a licence over mucin-1 antigen technology.

The sublicense permits Cancer Vac to use, develop, market, promote, distribute and sell CvacTM for the treatment of cancer worldwide. It was established in the interest of forming an arrangement allowing the development and commercialization of CvacTM for delivery via ex vivo dendritic cells.

The term of the sublicense granted remains in force on a product-by-product and country-by-country basis until the later of:

•	the patent claims in a given territory expire; or

•

the expiration of exclusivity periods of a given product in a given country, where exclusivity period is defined as secured by either patent protection or extension, or a regulatory marketing exclusivity such as orphan drug status etc.

We have certain milestone obligations (up to a total of US$8.5 million) and royalty obligations (from middle single digit to middle teens) to Biomera as CvacTM continues development and if it is commercialized. Cancer Vac has the right to grant one or more sub-licenses outside of North America without the prior consent of Biomira and CRTL.

Unless terminated earlier, the Biomira agreement will continue in force on a product-by-product and country-by-country basis until the expiration of all relevant patents and exclusivity periods covering the product. Either party may terminate this agreement upon written notice to the other party for the other party’s uncured material breach, bankruptcy or cessation of business.

Oncomab

ARI License Agreement

In November 2002, a License Agreement between the ARI and its wholly-owned subsidiary Ilexus Pty Ltd and Prima BioMed and Oncomab Pty Ltd was executed. The agreement was amended in August 2005 and the varied rights applied retroactively to November 2002. The agreement provides Oncomab with the exclusive worldwide rights to conduct research and development and commercialization of the background technology, improvements to the background technology and research results arising from Oncomab’s own development programs in respect of the background technology for the purposes of developing and commercializing cripto-1 antibodies for the diagnosis and treatment of cancer. The rights extend for the duration of the patents/patent applications and include the right to sublicense, sell the assets or merge the company. In return, the ARI receives a single digit royalty on any income received by Oncomab through the commercialization of the background technology, improvement or research results.

Unless terminated earlier, this agreement will continue in force for the duration of the patents/patent applications, and in the case of non-patented technology, until the later of the date the last patent expires or March 26, 2021. Either party may terminate this agreement upon written notice to the other party for the other party’s uncured material breach, bankruptcy or cessation of business.

Bioceros Research and Development Partnership Agreement

In August 2010, Prima BioMed and Bioceros B.V. (the Netherlands) entered into a Research and Development Partnership Agreement for the development of cripto-1 therapeutic antibodies. Prima BioMed has provided access to its cripto-1 intellectual property to Bioceros to allow it to develop a potential therapeutic antibody to cripto-1. Bioceros has provided access to its intellectual property in respect of antibody production and manufacturing processes and techniques. Collectively the parties aim to generate a potential therapeutic antibody with certain pre-clinical research and development responsibilities undertaken by Bioceros. Prima BioMed has an option to buy out Bioceros’ interest in the program. If Prima BioMed timely exercises the option, we will pay Bioceros a buyout amount that is calculated based on the development costs incurred by Bioceros, and this agreement will terminate upon the exercise of the option. If Prima BioMed does not exercise the option, the parties may jointly develop and commercialize the product developed from the program pursuant to a joint venture agreement, in which case this agreement will terminate upon the execution of the joint venture agreement. The financial provisions of the joint venture agreement would allow for sharing of the development costs and commercialization returns based on pre-agreed terms and respective contributions to the overall program, with Prima Biomed bearing the majority of the development costs and receiving the majority of the commercialization returns.

This agreement will continue in force indefinitely until terminated pursuant to its terms. Either party may terminate this agreement for certain technical failure, the other party’s bankruptcy or uncured material breach, or certain force majeure event affecting the other party. In addition, either party may also terminate this agreement within certain time period if Prima BioMed’s option expires unexercised.

The City Hospital in Dubai Healthcare City

In October of 2011, we announced the formal launch of a partnership with The City Hospital in Dubai Healthcare City, or DHCC, to make CvacTM commercially available in the Middle East region. This announcement came after we announced in May 2011 that we had been granted approval for the marketing and distribution of CvacTM in DHCC. We expect to be in a position to commence the first sales of CvacTM in DHCC in the near future. We believe the partnership represents a significant milestone for us. It is the first commercialization of CvacTM anywhere in the world, and allows us to provide treatment for cancer patients in the Middle Eastern region and commence generating revenues in a growing health care market. Our agreement with The City Hospital is for one year unless earlier terminated or extended in writing. We do not expect to generate significant revenues from this partnership during fiscal 2012. We also plan to use the partnership to seek opportunities to expand the application of CvacTM in the United Arab Emirates to treat other mucin-1 positive tumors, in addition to ovarian cancer.

In October of 2011, we also announced the launch of another partnership with The City Hospital, for a therapeutic apheresis service. The therapeutic apheresis program will provide a treatment that removes harmful proteins, chemicals or cells in the blood that cause disease. It will be used in blood disorders, kidney problems, metabolic diseases, neurological disorders and auto-immune conditions. It represents the first time that a service of its type has been offered in Dubai. Our agreement with The City Hospital is for one year unless earlier terminated or extended in writing. We do not expect to generate significant revenues from this partnership during fiscal 2012.

Oral Vaccines

NewSouth Innovations Collaboration Research Agreement

In December 2009, Prima BioMed entered into a Collaborative Research Agreement with NewSouth Innovations Pty Ltd, the commercial entity of the University of New South Wales. The purpose of the agreement is to conduct a research program for the development of oral vaccines and includes an option for Prima BioMed to commercialize the outcomes of the research program. NewSouth Innovations will conduct the research program with both parties providing any required background intellectual property under a non-exclusive royalty free license for the purposes of conducting research. The research program is funded by Prima BioMed and an Australian Research Council, or ARC, Linkage Grant awarded in 2009. Prima BioMed has the option during the research project term and for six months post completion of the term to secure an exclusive license to the project intellectual property for the purposes of commercializing the project intellectual property on pre-agreed terms. If we timely exercise the option, we will have certain milestone obligations (up to a total of A$10 million per application licensed) and royalty obligations (high single digit to low double digit) to NewSouth Innovations. In addition, if we grant sublicenses under our license from NewSouth Innovations, we will pay NewSouth Innovations a portion of any upfront payments we receive from any such sublicensees.

This agreement expired on January 1, 2011, and our option expired on July 1, 2011.

C.	Organizational Structure

We established four subsidiaries in Australia, as we initially conducted research and development activities via our subsidiaries:

•	Cancer Vac Pty Ltd (wholly-owned, for the development of CvacTM ovarian cancer therapy);

•	Oncomab Pty Ltd (wholly-owned, for the development of monoclonal antibodies);

•	Panvax Pty Ltd (wholly-owned, for the development of vaccine technology); and

•	Arthron Pty Ltd (wholly owned, for the development of anti-inflammatory therapies).

Commencing July 2010, we no longer conduct our research and development activities via our Australian subsidiaries. As a result, all of the Australian subsidiaries are currently inactive.

In October 2009, Prima BioMed Europe Limited, a 100% owned subsidiary of Prima BioMed Ltd was incorporated in the United Kingdom. This subsidiary is inactive.

In April 2010, Prima BioMed USA Inc, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in the United States.

In May 2011, Prima BioMed GmbH, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in Germany, and also in May 2011, Prima BioMed Middle East FZLLC, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in the United Arab Emirates. These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe, the United States, and the UAE.

D.	Property, Plants and Equipment

We own computer equipment, office furniture and laboratory equipment, the major item being a Cobe Spectra that is being used for manufacturing CvacTM.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Background

Prima BioMed is an Australian biotechnology company committed to the development and commercialization of new medical therapies with a particular focus on oncology. Key product candidates in development include CVac, an autologous dendritic cell vaccine for ovarian cancer, monoclonal antibodies for multiple tumor types, and an oral formulation for the Human Papilloma Virus, or HPV, vaccine.

We were formed in May 2001, after entering into a strategic alliance with the Austin Research Institute, or ARI, and Ilexus Pty Ltd (a subsidiary of the ARI) for the commercialization and development of biotechnological research emanating from the ARI. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is the Australian Securities Exchange, or ASX.

For a description of the milestones that we have achieved since inception and through to September 2011, see “Item 4. Information on the Company – A. History and Development of the Company.”

Overview

We are a development stage enterprise at an early stage in the development of our product candidates. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing and clinical trials, as well as for obtaining regulatory approval. To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants and interest income. For details of the business overview, see “Item 4. Information on the Company – B. Business Overview.”

Critical Accounting Policies

We prepare our financial statements in accordance with IFRS as issued by IASB. As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies listed in Note 2 to the consolidated financial statements that management believes are the most critical to aid in fully understanding and evaluating our financial condition and results of operations under IFRS are discussed below.

Equity-Settled Compensation. Equity-settled payments are measured at fair value at the date of grant or entitlement. Fair value is measured by use of the Black-Scholes and Monte Carlo valuation models. The expected life used in the model has been adjusted, based on management’s best estimate for the effects of non-transferability or exercise restrictions. The fair value determined for the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the consolidated entity’s estimate of shares that will eventually vest.

Convertible Loan Agreement The agreement was treated as a debt facility which enables Prima periodically to drawdown on the facility, rather than one arrangement with a three-year term that should be recognised in its entirety at inception, on the basis that Prima could terminate the arrangement at any point in time at a minimal fee. Accordingly each drawdown was treated as an additional borrowing under the facility.

The substance of the agreement was assessed when determining the appropriate accounting treatment. The agreement is similar to a funded fixed return arrangement, including a right for the Lender to participate in any upside in share price. Because the debt will be settled in a variable number of shares, each drawdown has been classified as a financial liability.

Two embedded derivatives were identified and recognised separately from the host debt instrument in each drawdown, being the equity conversion feature and the floor price cash payment feature.

Collateral shares and commitment options The purpose of the collateral shares and commitment options was to compensate SpringTree for making the commitment to provide the funding through the life of the Convertible Loan Agreement on terms that provided an acceptable level of funding certainty.

As the compensation to SpringTree for providing the service of committing to the Convertible Loan Agreement was paid in equity instruments of the Company, we applied the requirements of IFRS 2 to their measurement and recognition. Measurement inputs to the Monte-Carlo simulation option pricing model include the share price on the measurement date, the exercise price of the instruments, expected volatility (based on an evaluation of the Company’s historic volatility over a period commensurate with the expected term), expected term of the instruments, expected dividends, and the risk- free interest rate (based on government bonds) .

Volatility Although implied volatility is generally considered to more accurately represent “expected” volatility than historical volatility, the lack of exchange-traded derivative prices for Prima BioMed required the model to use historical volatility for the purposes of these indicative valuations. The historical volatilities have been calculated based on Prima BioMed’s daily share price movements for a period commensurate with the expected life of each option. The historical share price data was obtained from an independent external market data source.

Dividend Yield We have used a dividend yield of 0 % for the model based on Prima BioMed’s nil dividend history.

Risk-free rate The expected risk-free rates of return used in the valuations are based on the Australian government bond rate commensurate with the tenor of the options.

Revenue

Through June 30, 2011, revenue was comprised of interest income. Subsequent to June 30, 2011, we received a tax rebate of A$1.5 million for eligible research and development expenditures incurred in Australia. As we are not a tax paying entity in Australia, the rebate is received as a cash refund rather than as a tax deduction and is recorded as grant income in our Statement of Comprehensive Income for the half year ended December 31, 2011, in accordance with Australian Accounting Standard AASB112.

Significant Costs and Expenses

Research and Development Expenses

Research and development expenses consist of costs incurred to further our research and development activities and include salaries and related employee benefits, costs associated with clinical trials and preclinical development, regulatory activities, research-related overhead expenses, costs associated with the manufacture of clinical trial material, costs for consultants and related contract research, facility costs and depreciation. Research and development costs are expensed as incurred.

Intellectual Property Expenses

Our intellectual property expenses consist of fees paid to our outside counsel for legal fees associated with patent applications and for the defense of patents and include salaries and related employee benefits.

Corporate Administrative Expenses

Corporate administrative expenses consist of directors’ fees, corporate advisory fees, salaries, benefits and equity-based compensation paid to employees and officers, travel expenses, fees paid to our auditors for services related to annual reports and interim reports and fees paid to other accounting firms in respect of tax and other accounting advice.

Finance Expenses

Finance expenses consist of interest and other costs incurred in connection with the borrowing of funds.

Depreciation and Amortization

Depreciation of fixed assets is provided on a straight-line basis over the estimated useful lives of three to twenty years.

Class of Fixed Asset	Depreciation Rate
Plant and equipment	20.0% to 33.3%
Furniture and Fittings	5.0% to 33.3%

Patents and trademarks are amortized on a straight-line basis over their useful life ranging from 15 to 20 years.

Impairment of Assets

At each reporting date, we review the carrying values of the tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the assets carrying value. Any excess of the assets carrying value over its recoverable amount is expensed to the Statement of Comprehensive Income.

Net Loss on Financial Liabilities at Fair Value Through Profit or Loss

At each reporting date, we revalue our financial liabilities to their fair value calculated based on the available market value information.

Results of Operations

Comparison of Six Months Ended December 31, 2011 to Six Months Ended December 31, 2010

Revenue

Revenue increased to A$3.0 million for the six months ended December 31, 2011 from A$511,000 for the six months ended December 31, 2010, an increase of A$2.5 million, or 493%. Revenue consists of A$1.5 million and A$511,000 in interest income for the six months ended December 31, 2011 and 2010, respectively. Revenue for the six months ended December 31, 2011 also includes A$1.5 million in cash tax rebates related to eligible research and development expenditures incurred during fiscal 2010 and 2011. The increase in revenue from continuing operations in the six months ended December 31, 2011 is due to the significant increase in the level of cash held in term deposits.

Research & Development and Intellectual Property Expenses

Research & development and intellectual property expenses increased to A$7.5 million for the six months ended December 31, 2011 from A$4.0 million for the six months ended December 31, 2010, an increase of A$3.5 million, or 88%. The increase in research and development & intellectual property expenses in the six months ended December 31, 2011 was the result of the commencement clinical trials in relation to the CVac program in Australia, Europe and the United States.

Corporate Administrative Expenses

Corporate administrative expenses increased to A$3.3 million for the six months ended December 31, 2011 from A$3.0 million for the six months ended December 31, 2010, an increase of A$0.3 million, or 10%. The increase in corporate administrative expenses is attributable to a small increase in the employee headcount.

Finance Expenses

Finance expenses decreased to $0 for the six months ended December 31, 2011 from A$2.4 million for the six months ended December 31, 2010. The finance costs in six months ended December 31, 2010 were from the funding facility with SpringTree Special Opportunities Fund, LP. This funding arrangement was terminated in March 2011.

Changes in fair value of derivative financial instruments

Changes in fair value of derivative financial instruments expenses increased to A$1.5 million for the six months ended December 31, 2011 up from A$0 for the six months ended December 31, 2010. The increase costs in changes in fair value of derivative financial instrument is mainly attributed to A$2.4 million of forward exchange contracts we entered into in July 2011 to protect us against adverse movements in the USD and Euro exchange rates. The derivative financial instrument represents the fair value of the contracts as at December 31, 2011. The fair value of the contracts was confirmed by the National Australia Bank.

Net Loss

Net loss increased to A$9.2 million for the six months ended December 31, 2011 from A$8.9 million for the six months ended December 31, 2010. The increase in operating expenses discussed above was offset by the increase in revenue from continuing operations.

Comparison of Year Ended June 30, 2011 to Year Ended June 30, 2010

Revenue

Revenue increased to A$1.1 million for the year ended June 30 2011 from A$524,000 for the year ended June 30, 2010, an increase of A$542,000, or 103%. Revenue consists of interest income for both periods. The increase in revenue from continuing operations in the year ended June 30, 2011 is primarily attributable to interest income as a result of an increase in cash and cash equivalents and investment in term deposits.

Research & Development and Intellectual Property Expenses

Research & development and intellectual property expenses increased to A$9.5 million for the year ended June 30, 2011 from A$5.1 million for the comparable period, an increase of A$4.4 million, or 86%. The increase in research & development and intellectual property expenses in the period is primarily attributable to costs associated with the clinical trial being conducted in Australia, Europe and the United States.

Corporate Administrative Expenses

Corporate administrative expenses decreased to A$5.6 million for the year ended June 30, 2011 from A$5.8 million for the comparable period, a decrease of A$215,000, or 4%. The decrease in corporate administrative expenses is mainly attributable to a share-based director fee payment expensed in the previous period.

Finance Expenses

Finance expenses of A$6.4 million for the year ended June 30, 2011 are primarily the costs associated with the convertible loans provided by SpringTree Special Opportunities Fund, LP. The costs are down by A$550,000, or 8%, from A$6.94 million for the previous year ended June 30, 2010 reflecting the impact of the fair value of shares and options issued in repayment of the convertible loans, and the termination in March 2011.

Net Loss on Financial Liabilities at Fair Value Through Profit or Loss

Net Loss

Net loss increased to A$21.1 million for the year ended June 30, 2011 from A$17.960 million for the comparable year to June 30, 2010, an increase of A$3.12 million. This was due mainly to the increased research and development and intellectual property expense.

Comparison of Year Ended June 30, 2010 and Year Ended June 30, 2009

Restatement of Accounts – June 30, 2010

We have restated our accounts for the year ended June 30, 2010 in connection with an error in the valuation of share based payments to directors. Previously, the valuation was based on historic pricing and Black Scholes Barrier pricing model and assumed performance risks. The appropriate value under the Australian Accounting Standard AASB 2 – Share Based Payments – requires the valuation to be based on the price as at the date of issue (August 5, 2009).

This adjusted valuation has increased corporate administrative expenses by A$2.6 million.

We have restated our accounts for the year ended June 30, 2010 in connection with the fair value movement of the available-for-sale financial assets. Previously, the decline in fair value of A$2.0 million was recorded in the asset revaluation reserve in 2008, and transferred from the asset revaluation reserve to the income statement in 2010. The decline in value should have been impaired in 2008. In addition, an unrealized foreign exchange gain of A$19,000 has been recognised in the financial assets valuation reserve in 2010.

This has reduced impairment of available-for-sale financial assets by A$1.9 million.

We have restated our accounts for the year ended June 30, 2010 in connection with the treatment of the SpringTree loan facility. A remeasurement of the fair value of shares and options issued to repay the loan, commitment options and collateral shares issued have been expensed over the period of the facility as finance expenses. In addition, loan transactions costs have been amortised over the period of the facility.

The excess of fair value of consideration conveyed (being shares and options issued) over the debt from each tranche has now been calculated and recorded as a finance cost in accordance with paragraph 56 of IAS 39. This has increased finance costs by A$5.9 million.

On the basis of a modification to the convertible loan agreement dated December 9, 2009 additional consideration of A$603,000 was paid in compensation for not issuing shares to the full amount calculated under the convertible loan agreement. A reduced number of shares were issued and the fair value of the shares not issued for this tranche was paid in cash by deduction from the loan received. The additional consideration was paid as a result of a modification requested by Prima to the convertible note agreement, removing the initial share price cap on repayments.

The total loan transaction costs, including the initial commencement fee and the maintenance fees, have now been amortised over the term of the SpringTree loan facility for each tranche in proportion to the total facility. This has increased finance costs by A$297,000.

Reversal of finance costs previously expensed as incurred. This has reduced finance costs by A$908,000.

The value of the commitment options have been recalculated using the Black-Scholes option pricing model for each tranche and expensed over the term of the SpringTree loan facility for each tranche in proportion to the total facility. This has increased finance costs by A$499,000.

Reversal of the commitment options previously expensed on a straight-line basis based on fair value at commencement of loan facility. This has reduced finance costs by A$243,000.

The fair value of the option to retain the collateral shares at a discount has now been calculated based on a Monte Carlo pricing model for each tranche and expensed over the term of the SpringTree loan facility for each tranche in proportion to the total facility. This has increased finance costs by A$478,000.

The charge for the modification of the option has now been calculated using a Monte Carlo pricing model based on the valuation immediately prior to and immediately after the AU$ 0.10 per share ceiling. The resulting difference of A$137,000 has now been expensed in October 2009.

The Tranche 12 finance cost has now been apportioned to reflect the exact cost to June 30, 2010. This has reduced finance costs by A$383,000.

The overall impact of these restatements on finance costs was an increase in finance costs of A$5.2 million.

Controls and Procedures

We, and MDHC, our independent registered public accounting firm determined that the restatement of our financial statements, as discussed above, was the result of internal control deficiencies.

A material weakness, as defined under the standards issued by the United States based Public Company Accounting Oversight Board, or PCAOB, is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected and corrected on a timely basis.

Therefore, a material weakness, as defined by the PCAOB, existed as we lacked the necessary technical accounting expertise to properly analyze and account for the increasingly complex and unusual financial agreements being reported in our financial statements.

At the time the restated financial statements were originally prepared, we were beginning the process of transitioning from a small capitalized ASX listed entity with limited international presence to a significantly larger mid-capitalized ASX listed entity with operations in multiple jurisdictions. While we believe we had in place control mechanisms that were appropriate for the risk profile of what at the time was a small capitalized ASX listed entity and at all times acted with due diligence and care, in hindsight it has been recognized by senior management and the Board that the earlier engagement of a more experienced chief financial officer, together with the retention of an international accounting firm to assist us on technical accounting matters, would have assisted us to better manage the transition phase. We had taken steps to address these matters at an early stage of our transition, but it did take time to implement the changes.

Having now completed our transition to a mid-capitalized ASX listed entity, we believe that we have remediated the likelihood of a material weakness occurring in the future by: (1) the hiring of an experienced chief financial officer, as well as a financial controller and accounts assistant; (2) the hiring of qualified and experienced finance staff in our offices in Germany, Dubai and the United States; (3) the retention of an international accounting firm to assist us on technical accounting matters related to material and complex transactions; and (4) the implementation of additional review procedures and controls over transactions and the preparation of our financial statements. In addition, at our Annual General Meeting in November 2011, our shareholders approved the appointment of PricewaterhouseCoopers as our independent registered accounting firm. We are committed to having accounting and management systems with a high degree of integrity in financial controls and compliance.

If any material weaknesses are identified in the future or we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, then it is possible that our reported financial results could be materially misstated or could be restated. This could result in an adverse opinion regarding our controls from our accounting firm and we could be subject to investigations or sanctions by regulatory authorities, which would require additional financial and management resources, and would likely have a negative effect on the market price of our common shares and ADRs.

Revenue

Revenue increased to A$524,000 for the fiscal year ended June 30, 2010 from A$29,000 for the year ended June 30, 2009, an increase of A$495,000, or 1,707%. Revenue consists of A$475,000 and A$29,000 in interest income for the years ended June 30, 2010 and 2009 respectively, and includes A$49,000 research and development tax credit refund for fiscal 2010. The increase in revenue from continuing operations in fiscal 2010 is primarily attributable to higher interest income as a result of an increase in cash and cash equivalents and investment in term deposits.

Research & Development and Intellectual Property Expenses

Research & development and intellectual property expenses increased to A$5.1 million for the year ended June 30, 2010 from A$614,000 for the year ended June 30, 2009, an increase of A$4.5 million, or 735%. The increase in research and development & intellectual property expenses in fiscal 2010 is primarily attributable to costs associated with the clinical trial being conducted in Australia, Europe and the United States.

Corporate Administrative Expenses

Corporate administrative expenses increased to A$5.8 million for the year ended June 30, 2010 from A$1.6 million for the year ended June 30, 2009, an increase of A$4.2 million, or 262%. The increase in corporate administrative expenses is mainly attributable to increased directors’ fees and employee expenses as a result of the appointment of new independent directors to the board, appointment of senior management team, and the increased remuneration package during fiscal 2010. Travel expenses increased by A$385,000. Listing fees increased by A$98,000 as a result of the increased number of shares on issue during fiscal 2010.

Finance Expenses

Finance expenses for the year ended June 30, 2010 are primarily the costs associated with the convertible loans provided by SpringTree Special Opportunities Fund, LP. The costs were not previously incurred as the loan agreement was entered into in July 2009. Finance expenses for fiscal 2009 are primarily the costs associated with the convertible loans under the agreement with Fortrend Securities Pty Ltd.

Impairment of Assets

Impairment of assets decreased to A$0 for the year ended June 30, 2010 from A$471,000 for the year ended June 30, 2009. Each reporting period, our Board of Directors assesses the recoverable amount of all non-current assets to ensure its carrying value does not exceed its recoverable amount.

Net Loss on Financial Liabilities at Fair Value Through Profit or Loss

Net loss on financial liabilities at fair value through profit or loss increased to A$529,000 for the year ended June 30, 2010 from A$115,000 for the year ended June 30, 2009, an increase of A$413,000, or 359%.

The financial liabilities for the years ended June 30, 2010 and 2009 were A$125,000 convertible loan. The loan was converted into 4,807,692 fully paid ordinary shares at a conversion rate of A$0.026 per share on December 18, 2009. The fair value of these shares was A$769,000 based on the closing share price of A$0.16 on the repayment date. The fair value of these shares was A$240,000 based on the closing share price of A$0.05 at June 30, 2009. The increase in net loss on financial liabilities at fair value through profit or loss reflects increased fair value of these shares converted on repayment date.

Net Loss

Net loss increased to A$18.0 million for the year ended June 30, 2010 from A$2.9 million for the year ended June 30, 2009. The significant increase in operating expenses discussed above was only partly offset by the increase in revenue from continuing operations.

Inflation and Seasonality

Management believes inflation has not had a material impact on our operations or financial condition and that our operations are not currently subject to seasonal influences.

Recently Issued International Accounting Standards and Pronouncements

Our consolidated financial statements comply with Australian accounting standards which ensure that they also comply with International Financial Reporting Standards.

Certain new Australian accounting standards and interpretations have been published that are not mandatory for June 30, 2011 reporting periods.

New Accounting Standards and Interpretations Not Yet Mandatory or Early Adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended June 30, 2011. The consolidated entity’s assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.

AASB 9 Financial Instruments, 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 and 2010-7 Amendments to Australian Accounting Standards arising from AASB 9

This standard and its consequential amendments are applicable to annual reporting periods beginning on or after January 1, 2013 and completes phase I of the IASB’s project to replace IAS 39 (being the international equivalent to AASB 139 “Financial Instruments: Recognition and Measurement”). This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. To be classified and measured at amortised cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognized in profit or loss. In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any “recycling” of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with AASB 139, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch. The consolidated entity will adopt this standard from July 1, 2013 but the impact of its adoption is yet to be assessed by the consolidated entity.

AASB 2010-4 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project

These amendments are applicable to annual reporting periods beginning on or after January 1, 2011. These amendments are a consequence of the annual improvements project and make numerous non-urgent but necessary amendments to a range of Australian Accounting Standards and Interpretations. The amendments provide clarification of disclosures in AASB 7 “Financial Instruments: Disclosures”, in particular emphasis of the interaction between quantitative and qualitative disclosures and the nature and extent of risks associated with financial instruments; clarifies that an entity can present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes in accordance with AASB 101 “Presentation of Financial Instruments”; and provides guidance on the disclosure of significant events and transactions in AASB 134 “Interim Financial Reporting”. The adoption of these amendments from July 1, 2011 will not have a material impact on the consolidated entity.

AASB 2010-5 Amendments to Australian Accounting Standards

These amendments are applicable to annual reporting periods beginning on or after January 1, 2011. These amendments makes numerous editorial amendments to a range of Australian Accounting Standards and Interpretations, including amendments to reflect changes made to the text of International Financial Reporting Standards by the International Accounting Standards Board. The adoption of these amendments from July 1, 2011 will not have a material impact on the consolidated entity.

AASB 124 Related Party Disclosures (December 2009)

This revised standard is applicable to annual reporting periods beginning on or after January 1, 2011. This revised standard simplifies the definition of a related party by clarifying its intended meaning and eliminating inconsistencies from the definition. The definition now identifies a subsidiary and an associate with the same investor as related parties of each other; entities significantly influenced by one person and entities significantly influenced by a close member of the family of that person are no longer related parties of each other; and whenever a person or entity has both joint control over a second entity and joint control or significant influence over a third party, the second and third entities are related to each other. This revised standard introduces a partial exemption of disclosure requirement for government-related entities. The adoption of this standard from July 1, 2011 will not have a material impact on the consolidated entity.

AASB 2010-6 Amendments to Australian Accounting Standards - Disclosures on Transfers of Financial Assets

These amendments are applicable to annual reporting periods beginning on or after July 1, 2011. These amendments add and amend disclosure requirements in AASB 7 about transfer of financial assets, including the nature of the financial assets involved and the risks associated with them. The adoption of these amendments from July 1, 2011 will increase the disclosure requirements on the consolidated entity when an asset is transferred but is not derecognized and new disclosure required when assets are derecognized but the consolidated entity continues to have a continuing exposure to the asset after the sale.

IAS 1 (AASB 101) Presentation of Financial Statements (Revised)

This revised standard is applicable to annual reporting periods beginning on or after July 1, 2012. The amendments requires grouping together of items within other comprehensive income on the basis of whether they will eventually be “recycled” to the profit or loss. The change provides clarity about the nature of items presented as other comprehensive income and their future impact. The adoption of the revised standard from July 1, 2012 will impact the consolidated entity’s presentation of its statement of comprehensive income.

AASB 1054 Australian Additional Disclosures

This Standard is applicable to annual reporting periods beginning on or after July 1, 2011. The standard sets out the Australian-specific disclosures, which are in addition to International Financial Reporting Standards, for entities that have adopted Australian Accounting Standards. The adoption of these amendments from July 1, 2011 will not have a material impact on the consolidated entity.

AASB 2011-1 Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence Project and AASB 2011-2 Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence Project – Reduced Disclosure Requirements

These amendments are applicable to annual reporting periods beginning on or after July 1, 2011. They make changes to a range of Australian Accounting Standards and Interpretations for the purpose of closer alignment to IFRSs and harmonization between Australian and New Zealand Standards. The amendments remove certain guidance and definitions from Australian Accounting Standards for conformity of drafting with International Financial Reporting Standards but without any intention to change requirements. The adoption of these amendments from 1 July 2011 will not have a material impact on the consolidated entity.

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirement

These amendments are applicable to annual reporting periods beginning on or after July 1, 2013, with early adoption not permitted. They amend AASB 124 “Related Party Disclosures” by removing the disclosure requirements for individual key management personnel, or KMP. The adoption of these amendments from July 1, 2013 will remove the duplication of relating to individual KMP in the notes to the financial statements and the directors report. As the aggregate disclosures are still required by AASB 124 and during the transitional period the requirements may be included in the Corporations Act or other legislation, it is expected that the amendments will not have a material impact on the consolidated entity.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) and Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) (effective 1 January 2014 and 1 January 2013 respectively)

In December 2011, the IASB made amendments to the application guidance in IAS 32 Financial Instruments: Presentation, to clarify some of the requirements for offsetting financial assets and financial liabilities in the balance sheet. These amendments are effective from January 1, 2014. They are unlikely to affect the accounting for any of the entity’s current offsetting arrangements. However, the IASB has also introduced more extensive disclosure requirements into IFRS 7 which will apply from January 1, 2013. The AASB is expected to make equivalent changes to IAS 32 and AASB 7 shortly. When they become applicable, the group will have to provide a number of additional disclosures in relation to its offsetting arrangements. The group intends to apply the new rules for the first time in the financial year commencing July 1, 2013.

B.	Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through convertible loans, research grants and interest on investments. Through June 30, 2011, we had received net cash proceeds of A$44.7 million from the issuance of ordinary shares and A$5.4 million from convertible loans. We have incurred significant losses since our inception. We incurred losses of A$21.1 million, A$18.0 million and A$2.9 million in the fiscal years ended June 30, 2011, 2010 and 2009 respectively. We incurred a loss of A$9.3 million in the six months ended December 31, 2011.

Equity Issuances

The following table summarizes our issuances of ordinary shares for cash, excluding share-based payments, executive and employee compensation in the last 5 fiscal years and the six months ended December 31, 2011.

	Fiscal Year		Number of Shares	Net Proceeds
				(in A$)
Ordinary Shares – private placement	2007		21,422,740	884,503
Ordinary Shares – private placement, share purchase plan and non-renounceable rights issue	2008		107,026,640	1,919,999
Ordinary Shares – private placement, share purchase plan and exercise of options	2009		115,495,026	2,391,378
Ordinary Shares – private placement, share purchase plan, repayment of convertible loans and exercise of options	2010		278,662,654	21,430,975
Ordinary Shares – private placement, share purchase plan, repayment of convertible loans and exercise of options	2011		280,428,034	54,014,351
Ordinary Shares – exercise of options and share issuance	2012	*	68,424,516	1,506,720

*	Six months ended December 31, 2011.

Convertible Loan Agreement with SpringTree Global Opportunities Fund, LP

In July 2009, we entered into a convertible loan agreement with SpringTree Global Opportunities Fund, LP, or SpringTree, and subject to certain limitations, we are able to borrow an aggregate principal amount of up to A$25.5 million. Borrowings under the convertible loan agreement bear no interest and are secured by 15,000,000 ordinary shares issued to SpringTree as collateral. We also granted SpringTree five-year options to purchase 15,000,000 ordinary shares at an exercise price of A$0.0629 per share.

Under the initial arrangements, on termination of the convertible loan agreement, SpringTree was obligated to pay us an amount in lieu of cancellation of the collateral shares equal to the number of collateral shares, multiplied by 90% of the average VWAP’s per share on any 5 consecutive business days (chosen by SpringTree) between the date of the closing most recently preceding the date of termination of the agreement and ending on the date that is immediately prior to the date on which termination of the agreement takes effect. Alternatively, SpringTree could have requested that the number of shares held by SpringTree be cancelled for no consideration.

Subsequently on October 21, 2009 the agreement was amended to state that SpringTree would pay us an amount in lieu of cancellation of the collateral shares equal to the lesser of (a) the collateral share holding number, multiplied by 90% of the average VWAP’s per share on any 5 days on the date of the closing most recently preceding the date of termination of the Agreement and ending on the date that is immediately prior to the date on which such payment is made or (b) A$0.10. Alternatively, SpringTree could have requested that the number of shares held by SpringTree be cancelled for no consideration.

The value of SpringTree’s opportunity to acquire the collateral shares at a discount from market or the Collateral shares-option, is valued at each tranche date and expensed over the 37 tranches based on the amount of each drawdown as a percentage of the total loan facility.

The options are valued at each tranche date and expensed over the 37 tranches based on the amount of each draw down as a percentage of the total loan facility.

Each loan is made in a separate tranche, and aside from certain exceptions, each tranche is repaid within 30 days of the draw down by issuing to SpringTree ordinary shares and options to purchase our ordinary shares. The number of ordinary shares issued as repayment is determined by dividing the amount of the tranche by the conversion price. The conversion price is the lesser of:

•	130% (or in certain circumstances, 150%) of the average of the closing price of our ordinary shares for 20 business days prior to the agreement (which is A$0.0743 and A$0.0858 respectively), and

•

90% of the average volume-weighted average price of our ordinary shares for a 5 consecutive business day period during a particular tranche ending on the date immediately prior to the relevant repayment date.

We repaid each tranche by delivering ordinary shares, we also granted SpringTree a five-year option per five shares issued to it (1:5), exercisable at 150% of the average of the volume-weighted average prices of our ordinary shares for the 20 business days immediately prior to the repayment date. The fair value of the ordinary shares and options issued that was in excess of the amount of each tranche was expensed as finance expenses. During the fiscal year ended June 30, 2010, we drew down an aggregate of A$8.0 million, of which A$7.3 million was repaid by the issue of 73,377,055 ordinary shares and options to purchase 15,498,254 ordinary shares. As of June 30, 2010 A$700,000 was owed to SpringTree.

On January 10, 2011, we announced that we had reached an agreement for the early termination of the convertible loan funding facility with SpringTree, by mutual consent of Prima and SpringTree. Pursuant to the Deed of Amendment and Termination, on or before March 29, 2011, SpringTree was obligated to pay us an amount in lieu of cancellation of the shares equal to 15,000,000 multiplied by the lower of (a) 90% of the average of the volume-weighted average price per share on any five consecutive business days (chosen by SpringTree) during the period commencing on January 10, 2011 and ending on the date that is immediately prior to the date on which such payment is made, or (b) AU$0.10. On March 29, 2011, SpringTree paid us an aggregate of A$1.5 million, or A$0.10 per share, for all 15,000,000 shares.

The agreement for the early termination of the SpringTree agreement reached on January 10, 2011 resulted in a reallocation of the expenses, related to the Collateral shares-option and the value of the 15 million options, over the period subsequent to January 10, 2011 to reflect the reduced number of 20 tranches under the early termination of the agreement.

The cost of the SpringTree finance facility in the 2010-2011 financial year was A$6.4 million. This is an accounting cost rather than a “cash” cost as it primarily resulted from the issue of equity to settle SpringTree related obligations. As a result of the mutual agreement to terminate the SpringTree facility, the previously agreed termination fee was waived as a result of negotiations. The acceleration of the amortisation of the finance expenses relating to the SpringTree agreement resulted in bringing forward finance expenses for the fiscal 2011 of approximately A$2.3 million.

As noted below, SpringTree undertook an additional one-off investment in the company to the value of A$2.5 million improving our financial position and liquidity. Upon termination, at March 31, 2011, the company held $16.1 million in the bank.

SpringTree also undertook an additional one-off investment of A$2.5 million in Prima. Of this A$2.5 million, A$1.25 million was by way of a subscription for shares at A$0.20 per share and on January 10, 2011 we issued SpringTree 6,209,638 shares. The other A$1.25 million was by way of a convertible note, convertible on or before March 29, 2011 (at 90% of the average of the volume weighted average price per share during a specified period prior to the date of the conversion). On February 24, 2011 we issued SpringTree 3,140,704 shares and on March 3, 2011 we issued SpringTree 3,140,704 shares upon conversion of the note, each at an issue price of A$0.1990 per share, resulting in the full conversion of the note. The discount inherent in the shares issued to SpringTree for the additional one-off investment was expensed as a finance cost totalling A$210,000.

Fortrend Securities Pty Ltd.

An additional A$12.0 million is available to us through an equity drawdown facility with Fortrend Securities Pty Ltd.

Capital Requirements

As of June 30, 2011, we had cash and cash equivalents of A$45.9 million, other financial assets, 12 month term deposit of A$10.0 million, and an equity draw down facility of A$12.0 million. We anticipate that our current cash and cash equivalents will be sufficient to fund our operations for more than 12 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our current principal pharmaceutical product candidate. We do not expect to generate revenue until we obtain regulatory approval to market and sell our product candidate and sales of our product candidate have commenced. We expect to continue to incur substantial losses. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the costs of establishing sales, marketing and distribution capabilities;

•	the scope, results and timing of preclinical studies and clinical trials;

•	the costs and timing of regulatory approvals; and

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

Cash Flows

The following table summarizes our cash flows for the periods presented:

		Fiscal Year Ended June 30,
	Six Months Ended December 31, 2011	2011	2010	2009
	A$	A$	A$	A$
Net cash used in operating activities	(9,256,991)	(9,755,703)	(6,461,680)	(1,883,470)
Net cash used in investing activities	(27,521,498)	(44,751)	(10,093,513)	(1,759)
Net cash provided by financing activities	1,365,921	50,080,664	21,253,974	1,726,531
Net increase (decrease) in cash and cash equivalents	(35,412,568)	40,280,210	4,698,781	(158,698)
Cash and cash equivalents at beginning of period	45,918,552	5,638,342	939,561	1,098,259
Cash and cash equivalents at end of period	10,505,984	45,918,552	5,638,342	939,561

Net cash used in operating activities was A$9.8 million, A$6.5 million and A$1.9 million during the years ended June 30, 2011, 2010 and 2009, respectively. Net cash used in operating activities was A$9.3 million during the six months ended December 31, 2011. Payments to suppliers and employees accounts for almost all of the amounts above. The increase in each period is related to an increase in research and development expenditure as the company raised additional funds to the core activities and an increase in corporate administrative expenses. During the years ended June 30, 2011, 2010 and 2009, our payments to suppliers and employees were offset by interest income of A$1.1 million, A$124,000 and A$39,000, respectively. During the six months ended December 31, 2011, our payments to suppliers and employees were offset by interest and grant income of A$3.0 million.

Net cash used in investing activities was A$45,000, A$10.1 million and A$2,000 during the years ended June 30, 2011, 2010 and 2009, respectively. Cash flows used for investing activities for the year ended June 30, 2010 was primarily attributable to payment for acquisition of term deposit (not less than 3 months). For the years ended June 30, 2011 and 2009 cash flows used for investing activities was primarily attributable to payments for the purchase of property and equipment. Net cash used in investing activities was A$27.5 million during the six months ended December 31, 2011 and was primarily attributable to a term deposit.

Net cash provided by financing activities was A$50.1 million, A$21.3 million and A$1.7 million for the years ended June 30, 2011, 2010 and 2009.

Cash flows provided by financing activities during the year ended June 30, 2011 are attributable to a share purchase plan (A$20.3 million), placement with institutional investors (A$21.0 million) exercise of options (A$4.8 million) and A$2.5 million from SpringTree. In 2010, financing activities are attributable to shares issued on exercise of options, a share purchase plan and convertible loans of A$6.3 million in the aggregate, before finance costs. Cash flows provided by financing activities during the year ended June 30, 2009 are attributable to shares issued on exercise of options, share placements of 57 million shares in June 2009 at a price of A$0.026 per ordinary share and two share purchase plans from which we raised A$360,000. Net cash provided by financing activities was A$1.4 million and was primarily attributable to the exercise of options.

At June 30, 2011, we had A$45.9 million in cash and cash equivalents plus A$10.0 million on a term deposit. At June 30, 2010, we had cash and cash equivalents of A$5.6 million as compared to A$0.9 million at June 30, 2009. In addition, we invested A$10.0 million in a term deposit maturing in December 2011. This overall increase in available funds was primarily due to the receipt of net proceeds of A$14.9 million related to the issue and sale of our ordinary shares in a share purchase plan, and the receipt of net proceeds of A$9.8 million convertible loans in aggregate.

At December 31, 2011, we had A$10.5 million in cash and cash equivalents plus a term deposit of A$40.0 million.

C.	Research and Development, Patents and Licenses

For a description of the amount spent during each of the last four fiscal years on company-sponsored research and development activities, as well as the four components of research and development expenses, see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results of Operations.”

D.	Trend Information

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research or commercialization efforts.

Our research and development expenditure is our primary expenditure. Increases or decreases in research and development expenditure are attributable to the level of clinical trial activity and the amount of expenditure on those trials.

E.	Off-Balance Sheet Arrangements

During fiscal 2009, 2010 and 2011 and the six months ended December 31, 2011, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F.	Tabular Disclosure of Contractual Obligations

As of June 30, 2011 our contractual obligations were as set forth below:

Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Short-Term Debt Obligations	nil	—	—	—	—

Total	nil	—	—	—	—

We have agreements with clinical sites and contract research organizations. We make payments to these sites and organizations based upon the number of patients enrolled and the period of follow-up in the trial.

As of December 31, 2011, our contractual obligations had not materially changed from June 30, 2011.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth our directors and senior management, their age and the positions they held as of the date of this registration statement on Form 20-F. All of our directors and senior management may be contacted at our principal executive offices located at level 7, 151 Macquarie Street Sydney 2000 New South Wales, Australia.

Name	Age	Position
Lucy Turnbull	53	Non-Executive Chairman
Albert Yue-Ling Wong (1) (2)	53	Non-Executive Deputy Chairman
Martin Rogers	31	Chief Executive Officer
Neil Frazer	55	Director and Chief Medical Officer
Richard Hammel (1) (2)	68	Non-Executive Director
Matthew Lehman	34	Chief Operating Officer
Sharron Gargosky	47	Senior Vice President for the CVac Clinical Programs
Ian Bangs	57	Chief Financial Officer and Company Secretary

(1)	Member of the Audit Committee
(2)	Member of the Remuneration Committee

Ms. Lucy Turnbull. Ms. Turnbull has served as Chairman of Prima BioMed since October 2010. From 2001 to 2002, Ms. Turnbull was the Chairman of the New South Wales Government’s Ministerial Advisory Committee on Biotechnology, from 2002 to 2006 she was a Director of the Sydney Cancer Foundation and from 1993 to 2000 she was Director and Chair of the Sydney Children’s Hospital Foundation. She is currently on the Board of the Cancer Institute NSW. Ms. Turnbull also has a strong depth of experience in commercial legal practice and investment banking. During her career Ms. Turnbull has held a number of high profile positions, which have included Lord Mayor of the City of Sydney from 2003 to 2004 and, prior to that, Deputy Lord Mayor of Sydney from 1999 to 2003. Ms. Turnbull is currently a Board member of Urban Renewal Organisation, the Waterloo Redfern Authority and the Sydney Metropolitan Development Authority. Ms. Turnbull is active in the not for profit sector and currently holds a number of positions including as Deputy Chairman of the Committee for Sydney, board membership of the U.S. Studies Centre at Sydney University and the Centre for Independent Studies. She is also a board member of the Biennale of Sydney and the Redfern Foundation.

Mr. Albert Yue-Ling Wong. Mr. Wong has served as a Director of Prima BioMed since April 2010. He became Non-Executive acting Chairman of our Board of Directors in July 2010 and served in that position until being appointed to his current position in October 2010. Mr. Wong is a corporate adviser and investment banker with more than 28 years in the finance industry and brings his experience and expertise to the Board of Prima BioMed. Formerly a stockbroker for 21 years, Mr. Wong was admitted as a Member of the Australian Securities Exchange in 1988 and was the principal of Intersuisse Limited until 1995 when he established and listed on ASX the Barton Capital group of companies including eStar Online. Mr. Wong was also a founding Director of both Pluton Resources Limited and Gujarat NRE Resources NL. Mr. Wong is also involved in a number of philanthropic activities, including current directorships on UNSW Foundation Limited, Ian Thorpe’s Fountain for Youth Foundation, Honorary Life Governor of the Science Foundation for Physics at the University of Sydney. Mr. Wong remains a Fellow of the Financial Services Institute of Australasia, he is a Practitioner Member (Master Stockbroking) of the Stockbrokers Association of Australia and a Fellow of the Australian Institute of Company Directors.

Mr. Martin Rogers. Mr. Rogers has served as our Chief Executive Officer since October 2007, and was appointed Managing Director in July 2010. Mr. Rogers was appointed a director in October 2007.

Mr. Rogers has a science and corporate consultancy background with his focus being on the incubation of business ideas and the establishment of both internal ventures and external partnerships, including finance concept origination for the likes of Macquarie Bank.

Dr. Richard Hammel, Ph.D, Dr. Hammel has served as a director of Prima BioMed since January 2005. Dr. Hammel is a partner with ProPharma International Partners, a pharmaceutical/biotechnology consulting firm providing a range of business, financial and product development services. He has previously held senior management positions with Glaxo Smith Kline, Connetics Corporation (Vice President for Commercial Development), Matrix Pharmaceuticals Inc. (Vice President Business Development, Sales and Marketing) and has also held several positions at Glaxo Inc, where he has been Director, Professional Affairs; Director, New Business Development; and Director, Marketing Services.

Dr. Neil Frazer. Dr. Frazer has served as our Chief Medical Officer since November 2009, and was appointed a director in July 2010. Dr. Frazer has more than 23 years of drug development experience in multiple therapeutic areas, including more than six years of oncology drug development experience. Dr. Frazer commenced his medical career as a UK-based anaesthetist working in the UK National Health Service and has worked in Europe and in the U.S. conducting Phase I-IV studies, which have led to product registrations in Europe and the U.S. Prior to joining Prima BioMed, Dr. Frazer held senior management roles with Glaxo and Glaxo-Wellcome and Clintrials Research, and had also held executive medical roles with PharmaLinkFHI (eCRO), Shire Pharmaceuticals, Erimos Pharmaceuticals and Chimerix, Inc.

Mr. Matthew Lehman. Mr. Lehman has served as our Chief Operating Officer since February 2010. Mr. Lehman has experience in clinical research, development programs and obtaining drug approval. He has specific expertise in clinical development strategies, operations and in-outsourcing. From 2000 until 2010, Mr. Lehman was chief operating officer for SPRI Clinical Trials in the U.S. and Europe, where he managed teams in all areas of clinical operations. Mr. Lehman is based in Berlin, Germany and plays a key role in leading our research and development plans, and clinical trials for its CVac ovarian cancer therapy vaccine. Mr. Lehman has a Master of Science from Columbia University in New York, and a Bachelor of Arts from the University of Louisville, Kentucky. He is also a member of the European Business Association and Association for Clinical Research Professionals.

Dr. Sharron Gargosky, Ph.D. Dr. Gargosky has served as our Senior Vice President for CVac since August 2010. Dr. Gargosky has 18 years experience in the biotechnology and pharmaceutical industries, and has worked in senior positions for three different companies which have successfully received FDA approval for orphan drugs. Dr. Gargosky is responsible for managing the clinical team working on CVac. Starting in 2010, Dr. Gargosky was a member of Member of ILMU Consulting LLC, where she provided project management and operational expertise in the area of pharmaceutical drug and biologic development from the early research phase through to Phase IV Trials and the FDA approval process. Dr. Gargosky has also previously held the positions of: Chief Scientific Officer at Pulse Health LLC in Portland, Oregon, Chief Scientific Officer and Senior Vice President of Corporate Development at Hyperion Therapeutics Inc. in San Francisco, California, and Executive Director of Research and Development at Medicis/Ucyclyd Pharma, Arizona, among other senior roles. Dr. Gargosky has a Postdoctoral Fellowship in Pediatric Endocrinology from Stanford University in California, a Ph.D. in Biochemistry from University of Adelaide in Australia (in collaboration with CSIRO, Divisions of Human Nutrition, South Australia), First Class Honors in Biochemistry from University of Adelaide, and a Bachelor of Science, Biochemistry (Distinction), Microbiology, Immunology & Virology (Distinction) from University of Adelaide.

Mr. Ian E. Bangs. Mr. Bangs has served as our Chief Financial Officer since February 2011 and Company Secretary since May 2011. Mr. Bangs has over 25 years experience working in senior finance positions with companies involved in a range of diversified industries. Mr. Bangs has worked as Chief Financial Officer and Company Secretary for a number of public companies listed on the ASX including LandMark White Limited, IFC Capital Limited and 10 years as the CFO of the Regent Hotel in Sydney. He has been responsible for the day to day financial and administrative operations together with the statutory reporting and compliance obligations of these organisations. He has a Bachelor of Commerce degree and is a Fellow CPA.

B.	Compensation

Remuneration Principles

Remuneration of all executive and non-executive directors and officers is determined by the Remuneration Committee.

We are committed to remunerating senior executives and executive directors in a manner that is market-competitive and consistent with “Best Practice” including the interests of shareholders. Remuneration packages are based on fixed and variable components, determined by the executives’ position, experience and performance, and may be satisfied via cash or equity.

Non-executive directors are remunerated out of the aggregate amount approved by shareholders and at a level that is consistent with industry standards. Non-executive directors do not receive performance based bonuses and prior shareholder approval is required to participate in any issue of equity. No retirement benefits are payable other than statutory superannuation, if applicable.

Our remuneration policy is not directly based on our financial performance, rather on industry practice, given we operate in the biotechnology sector and our primary focus is research activities with a long term objective of developing and commercialising the research and development results.

We envisage our performance in terms of earnings will remain negative while we continue in the research and development phase. Shareholder wealth reflects this speculative and volatile market sector.

The purpose of a performance bonus is to reward individual performance in line with our objectives. Consequently, performance based remuneration is paid to an individual where the individual’s performance clearly contributes to a successful outcome. This is regularly measured in respect of performance against key performance indicators.

We use a variety of key performance indicators to determine achievement, depending on the role of the executive being assessed. These include:

•	Successful contract negotiations.

•	Achievement of research project milestones within scheduled time and/or budget.

•	Our share price reaching a targeted level on the ASX over a period of time.

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in fiscal 2011.

.

	Short-term Benefits		Post Employment Benefits		Share-based Payments		Total
	Salary & Fees	Other	Super- annuation	Retirement Benefits	Shares	Options
	A$	A$	A$	A$	A$	A$	A$
Ms. L. Turnbull	81,016	—	7,291	—	—	324,000	412,307
Mr. A. Wong [1]	68,930	—	6,203	—	125,000	243,000	443,133
Mr. M. Rogers	348,703	50,000	22,000	—	—	324,000	744,703
Dr. R. Hammel	60,516	—	—	—	—	162,000	222,516
Mr. A. Gokyildirim	37,500	—	—	—	—	—	37,500

Subtotal Directors	596,665	50,000	35,494	—	125,000	1,053,000	1,860,159

Dr. N. Frazer [2]	261,215	7,500	—	—	—	40,515	309,230
Mr. M. Lehman [3]	229,338	7,500	—	—	—	5,299	242,137
Mr. I. Bangs [4]	78,974	—	7,108	—	—	—	86,082
Mr. P. Hains [5]	270,589	—	—	—	84,000	—	354,589

Subtotal Other KMP	840,116	15,000	7,108	—	84,000	45,814	992,038

Total	1,436,781	65,000	42,602	—	209,000	1,098,814	2,852,197

[1]	Mr. Wong was appointed a member of our Board of Directors on April 28, 2010.
[2]	Dr. Frazer was appointed a member of our Board of Directors on July 23, 2010 and our Chief Medical Officer on November 23, 2009.
[3]	Mr. Lehman was appointed our Chief Operating Officer on February 1, 2010.
[4]	Mr. Bangs was appointed Chief Financial Officer in February 2011.
[5]	The fees for Mr. Hains were paid to The CFO Solution.

Service Agreements

The following members of senior managers have service agreements as follows:

Martin Rogers, Managing Director & Chief Executive Officer

•	Term of agreement – expires December 31, 2012

•	Effective January 1, 2011

•	Compensation is A$340,000 plus a performance bonus at the discretion of the board

•

The employment can be terminated immediately for serious misconduct, with six months’ notice if the executive becomes physically or mentally disabled, or by making a payment of base salary to the employee in lieu of notice of termination for all or part of the notice period.

Neil Frazer, Director & Chief Medical Officer

•	Term of agreement – expires February 28, 2014

•	Effective March 1, 2010

•

Base salary of US$250,000 and number of performance options of 2 million. Subject to the employee exceeding agreed performance targets and remaining employed with the company, on February 1 of each year, a cash bonus of US$15,000 may be paid to the employee and 500,000 performance options may be vested as determined by the board in its absolute discretion. The base salary is reviewed on an annual basis.

•

The employment can be terminated immediately for serious misconduct, with three months’ notice without cause, or by making a payment of base salary to the employee in lieu of notice of termination for all or part of the notice period.

Matthew Lehman, Chief Operating Officer

•	Term of agreement – expires January 31, 2014

•	Effective February 1, 2010

•

Base salary of EUR180,000. Subject to the employee exceeding agreed performance targets, on February 1 of each year, a cash bonus of up to EUR15,000 and 600,000 performance options may be paid or granted to the employee as determined by the board in its absolute discretion. The base salary is reviewed on an annual basis.

•

The employment can be terminated immediately for serious misconduct, with three months’ notice without cause, or by making a payment of base salary to the employee in lieu of notice of termination for all or part of the notice period.

Ian Bangs, Chief Financial Officer

•	Term of agreement – expires February 10, 2013

•	Effective February 11, 2011

•	Compensation is A$200,000 plus up to A$50,000 performance bonus

•

The employment can be terminated immediately for serious misconduct, with three months’ notice if the executive becomes physically or mentally disabled, or by making a payment of base salary to the employee in lieu of notice of termination for all or part of the notice period.

Employee Share Option Plan

Any person considered to be an employee by our board of directors including full time or part time employee, consultant or officer or any other person determined by the Board from time to time, is eligible to participate in our Employee Share Option Plan, each an Eligible Employee. Under the Employee Share Option Plan, or ESOP, the Board of Directors may issue options over our ordinary shares on such terms including the exercise price, performance conditions and period to price, as it determines.

The maximum number of options available to be issued under the ESOP is 15,000,000. Subject to certain exceptions, the total number of shares issued as a result of exercise of ESOP Options issued under the ESOP must not exceed 5% of our issued share capital.

Any vesting conditions determined by our board of directors must be satisfied before the employee options vest and become exercisable. Options are generally granted for no consideration. When exercisable, each option issued under the ESOP entitles the holder to subscribe for one fully paid ordinary share in us. Each ordinary share issued on exercise of an option will rank equally with all other ordinary shares then on issue.

The exercise price of each ESOP Option will be lower of the following:

•	A$0.10; or

•	The price equal to the volume weighted average price of Shares traded on ASX during the 30 trading days immediately prior to the date of grant of ESOP Options.

Unless otherwise determined by the Board, ESOP Options will immediately lapse on the first to occur of:

•	the last day of the relevant exercise period;

•	if the Eligible Employee resigns or retires, 30 days after the date of cessation of employment (or such longer period as the board determines);

•

if the Eligible Employee is retrenched, or dies, becomes permanently ill or physically or mentally incapacitated, six months after the date of cessation of employment (or such longer period as the board determines);

•	if the Eligible Employee ceases to be employed for any other reason, 30 days after the date of cessation of employment (or such longer period as the board determines); or

•

if the Board determines that the Eligible Employee has been dismissed without notice or acted fraudulently, dishonestly or in breach of his or her obligations to the Company, the date of cessation of employment (or such longer period as the board determines).

The ESOP Options do not confer a right to notices of general meetings (except as may be required by law) or a right to attend, speak or vote at general meeting. A holder of employee options may only participate in new issues of securities in respect of options which have been exercised and ordinary shares issued prior to the record date for the entitlements to the new issue.

In the event that, prior to the vesting of any ESOP Options, there is a reorganisation (including a consolidation, subdivision, reduction or return) of the issued capital of the Company, then the number of ESOP Options and shares to which each Eligible Employee is entitled will be reorganised in the manner permitted by the ASX Listing Rules.

Subject to the Eligible Employee’s employment contract with us, the Board (before a change of control) will have the discretion to determine whether and when Options will vest and become exercisable on the change of control or demerger of Prima BioMed (or as a result of a proposed change in control or demerger of Prima BioMed).

Each ESOP Option is personal to the Eligible Employee and is not transferable, transmissible or assignable other than to the legal personal representative of a deceased Eligible Employee.

The Board will be able to amend the ESOP rules subject to the requirements of the ASX Listing Rules. The Employee Share Option Plan is administered by the Board of Directors.

Set out below are summaries of options granted under the ESOP up to June 30, 2011.

Grant Date	Expiry Date	Exercise Price	Balance at Start of the Period	Issued During the Period		Exercised During the Period	Lapsed During the Period	Balance at End of the Period
May 6, 2010	February 1, 2011	lower of A$0.10 or the price equal to the volume weighted average price of Shares traded on ASX during the 30 trading days immediately prior to the date of grant of the ESOP Options.	—	100,000	[1]	—	—	100,000

[1]	Granted to Matthew Lehman, our Chief Operating Officer.

C.	Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. It currently consists of five directors, including three non-executive directors, of which one is non-executive chairman. The Chairman of our Board of Directors is responsible for the management of the Board of Directors and its functions.

Election of Directors

Directors are elected at our annual general meeting of shareholders. Under our Constitution, a director, other than a managing director, must not hold office for more than three years or beyond the third annual general meeting following his appointment (whichever is the longer period) without submitting himself for re-election. Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election.

Corporate Governance

ASX Corporate Governance Principles

In Australia there are no defined corporate governance structures and practices that must be observed by a company listed on the ASX. Instead, the ASX Corporate Governance Council has published the ASX Best Practice Guide, which contains what are called the Recommendations which articulate eight core principles which are intended to provide a reference point for companies about their corporate governance structures and practices. Under ASX listing Rule 4.10.3, companies are required to provide a statement in their annual report to shareholders disclosing the extent to which they have followed the Recommendations in the reporting period and where they have not followed all the Recommendations, identify the Recommendations that have not been followed and the reasons for not following them. It is not mandatory to follow the Recommendations. We believe we are in material compliance with the ASX Corporate Governance Principles. Set forth below are the material provisions of the ASX Corporate Governance Principles together with the reasons, where applicable, for variations therefrom.

1.	Lay solid foundations for management and oversight. Companies should establish and disclose the respective roles and responsibilities of board and management.

2.	Structure the Board to add value. Companies should have a board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties. During the year ended June 30, 2011, we varied from the Recommendations in the following areas:

a)	No formal performance evaluation of the Board was conducted for the year ended June 30, 2011 as the Board believes that we are not of a size, nor are our financial affairs of such complexity, to warrant such an exercise. The Board recognizes the importance of performance evaluations and will continually assess the necessity and timing of future performance evaluation.

b)	The Board believes that we are not of a size, nor are our financial affairs of such complexity, to justify the establishment of a Nomination Committee of the Board of Directors. All matters which might be properly dealt with by a Nomination Committee are considered by the full Board of Directors. The Board considers the necessity to establish a Nomination Committee annually.

3.	Promote ethical and responsible decision-making. Companies should actively promote ethical and responsible decision-making.

4.	Safeguard integrity in financial reporting. Companies should have a structure to independently verify and safeguard the integrity of their financial reporting.

5.	Make timely and balanced disclosure. Companies should promote timely and balanced disclosure of all material matters concerning the compliance.

a)	Due to the size of our company, we do not have written policies designed to ensure compliance with ASX Listing Rule disclosure requirements. Our executive officers and members of our Board of Directors are aware of the obligations for continuous disclosure under the ASX Listing Rules, and meet on a regular basis to ensure compliance.

6.	Respect the rights of shareholders. Companies should respect the rights of shareholders and facilitate the effective exercise of those rights.

7.	Recognise and manage risk. Companies should establish a sound system of risk oversight and management and internal control.

8.	Remunerate fairly and responsibly. Companies should ensure that the level and composition of remuneration is sufficient and reasonable and that its relationship to performance is clear.

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the ASX Best Practice Guide, the ASX recommends, but does not require, that a ASX-listed company have a majority of independent directors on its board of directors and that the audit committee be comprised of independent directors, within the meaning of the rules of the ASX. Our Board of Directors currently has five directors, of which three are non-executive directors within the meaning of the ASX Best Practice Guide, and our audit committee consists of such two non-executive directors. Accordingly, we currently comply with the Recommendations.

Under NASDAQ Marketplace Rules, in general a majority of our Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the U.S. Securities and Exchange Commission.

The Board of Directors does not have regularly scheduled meetings at which only independent directors are present. The Board of Directors does meet regularly and independent directors are expected to attend all such meetings. Our practices are consistent with the Recommendations, in that the Recommendations do not provide that independent directors should meet separately from the Board of Directors.

Our Board of Directors has determined that each of Lucy Turnbull, Albert Yue-Ling Wong and Richard Hammel qualifies as an independent director under the requirements of the ASX, NASDAQ Marketplace Rules and U.S. Securities and Exchange Commission.

Committees of the Board of Directors

Audit Committee. NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, each of whom is financially literate and satisfies the respective “independence” requirements of the U.S. Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, and such other duties as may be directed by our Board of Directors. The Audit Committee is also required to assess risk management.

Our Audit Committee currently consists of two board members, each of whom satisfies the “independence” requirements of the U.S. Securities and Exchange Commission, NASDAQ Marketplace Rules and ASX Rules. Our Audit Committee is currently composed of Albert Wong and Richard Hammel. The audit committee meets at least two times per year. We are currently considering the appointment of a third independent director to the Audit Committee.

Remuneration Committee. Our Board of Directors has established a Remuneration Committee, which is comprised solely of independent directors, within the meaning of NASDAQ Marketplace Rules. The Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our directors, senior executive officers and employees, and to make recommendations on such matters for approval by our Board of Directors. The Remuneration Committee is also responsible for overseeing and advising our Board of Directors with regard to the adoption of policies that govern our compensation programs. Albert Wong and Richard Hammel are the current members of the Remuneration Committee, each of whom qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules.

Nominations Committee. Our Board of Directors has not established a Nominations Committee. The Recommendations provide that the Nominations Committee of a company should have a charter that clearly sets out its roles and responsibilities, composition, structure, membership requirements and the procedures for inviting non-committee members to attend meetings. We have not established a Nominations Committee as we do not believe the size of our financial affairs justify the establishment of a separate committee at this time.

Corporate Governance Requirements Arising from Our U.S. Listing — the Sarbanes-Oxley Act of 2002, SEC Rules and the Nasdaq Global Market Marketplace Rules.

Our shares in the form of ADRs are will quoted on the Nasdaq Global Market. The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the SEC, require companies which are considered to be foreign private issuers in the U.S, such as us, to comply with various corporate governance practices. In addition, Nasdaq has made certain changes to its corporate governance requirements for companies that are listed on the Nasdaq Global Market. These changes allow us to follow Australian “home country” corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance standards, as long as we disclose each requirement of Rule 5600 that we do not follow and describe the home country practice we follow in lieu of the relevant Nasdaq corporate governance standards. We intend to take all actions necessary to maintain compliance with applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, rules adopted by the SEC and listing standards of Nasdaq. We follow Australian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Marketplace Rules in respect of:

•

Nasdaq requirement under Rule 5620(c) that a quorum consist of holders of 33 1/3% of the outstanding ordinary shares — The ASX Listing Rules do not have an express requirement that each issuer listed on ASX have a quorum of any particular number of the outstanding ordinary shares, but instead allow a listed issuer to establish its own quorum requirements. Our quorum is currently two persons who are entitled to vote. We believe this quorum requirement is consistent with the requirements of the ASX and is appropriate and typical of generally accepted business practices in Australia.

•

The Nasdaq requirements under Rules 5605(b)(1) and (2) relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present —The Nasdaq and ASX definitions of what constitute an independent director are not identical and the requirements relating to the roles and obligations of independent directors are not identical. The ASX, unlike Nasdaq, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status as independent and it does not require that a majority of the issuer’s board of directors be independent, as long as the issuer publicly discloses this fact. In addition, the ASX does not require that the independent directors have regularly scheduled meeting at which only independent directors are present. We believe that our Board composition is consistent with the requirements of the ASX and that it is appropriate and typical of generally accepted business practices in Australia.

•

The Nasdaq requirements under Rule 5605(c)(1) and (2) relating to the composition of the audit committee and the audit committee charter — The Nasdaq and ASX audit committee requirements are not identical. Moreover, differences in the requirements of Nasdaq and ASX also arise because of the differences in the definitions of who constitutes an independent director, as discussed above. We have an audit committee and audit committee charter that are consistent with the requirements of the ASX Listing Rules and which we believe are appropriate and typical of generally accepted business practices in Australia.

•

The Nasdaq requirements under Rules 5605(d) that compensation of an issuer’s officers must be determined, or recommended to the Board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors, and that director nominees must either be selected, or recommended for the Board’s selection, either by a majority of the independent directors, or a nominations committee comprised solely of independent directors. The Nasdaq compensation committee requirements are not identical to the ASX remuneration and nomination committee requirements. Issuers listed on the ASX are recommended under applicable listing standards to establish a remuneration committee consisting of a majority of independent directors and an independent chairperson, or publicly disclose that it has not done so. We have a Remuneration Committee that is consistent with the requirements of the ASX and which we believe is appropriate and typical of generally accepted business practices in Australia.

Directors’ Service Contracts

For details of directors’ service contracts providing for benefits upon termination of employment, see “Item 6. Directors, Senior Management and Employees – B. Compensation – Service Agreements.”

Indemnification of Directors and Officers

Our Constitution provides that, we may indemnify a person who is, or has been, an officer of our company, to the full extent permissible by law, out of our property against any liability incurred by such person as a officer in defending proceedings, whether civil or criminal, and whatever their outcome.

In addition, our Constitution provides that to the extent permitted by law, we may pay, or agree to pay, a premium in respect of a contract insuring a person who is or has been an officer of our company or one of our subsidiaries against any liability:

•	incurred by the person in his or her capacity as an officer of our company or a subsidiary of our company, and

•	for costs and expenses incurred by that person in defending proceedings relating to that person acting as an officer of Prima BioMed, whether civil or criminal, and whatever their outcome.

We maintain a directors’ and officers’ liability insurance policy. We have established a policy for the indemnification of our directors and officers against certain liabilities incurred as a director or officer, including costs and expenses associated in successfully defending legal proceedings.

D.	Employees

As of June 30, 2009, we had one employee, who was employed in intellectual property management located in Australia.

As of June 30, 2010, we had four employees. Of such employees, two were employed in research and development located in the United States of America, one in intellectual property management located in Australia, one in management and administration located in Australia and one in operations located in Germany.

As of June 30, 2011, we had 14 employees. Of such employees, two were employed in research and development, two in intellectual property management and ten in general management and administration. Of these 14 employees, three are located in the United States of America, seven are located in Australia, one in Germany and one in the United Arab Emeritus.

Each of our full-time employees enters into an agreement with a term of employment of between one to four years. We also engage part-time employees from time to time. We may only terminate the employment of any of our employees in accordance with the relevant employee’s contract of employment.

Our standard contract of employment for full time and part-time employees provides that we can terminate the employment of an employee without notice for serious misconduct or with between one to three months notice without cause (as set out in the relevant employee’s contract of employment). We can terminate the employment of a casual employee without notice. For a summary of the key terms of employment of each of our senior management, see “Item 6. Directors, Senior Management and Employees – B. Compensation – Service Agreements.”

E.	Share Ownership

Beneficial Ownership of Senior Management and Directors

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of the above table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

The following table sets forth certain information as of June 30, 2011 regarding the beneficial ownership of our ordinary shares by each of our directors and senior management and by all of our directors and senior management as a group. The percentages shown are based on 981,015,629 ordinary shares issued and outstanding as of June 30, 2011.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ownership
Lucy Turnbull	4,347,076	*
Albert Wong	3,250,000	*
Martin Rogers	20,821,500	2.12%
Neil Frazer	—	*
Richard Hammel	5,000,000	*
Matthew Lehman	100,000	*
Ian Bangs	—	*
Sharron Gargosky	—	*
All directors and executive officers as a group (9 persons)		3.42%

*	Less than 1%

The shares are beneficially owned, held directly or via an entity related to the individual.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

No shareholder known to us owned beneficially more than 5% of our ordinary shares as of June 30, 2011.

B.	Record Holders

As of June 30, 2011, 1.1% of our ordinary shares were held in the United States by thirteen holders of record, and 97.3% of our ordinary shares were held in Australia by 14,246 holders of record.

C.	Related Party Transactions

We operate inter-company loan accounts with controlled entities. The net amount of such intercompany loans at June 30, 2011 was A$9.478 million and the interest charged on the inter-company loans was A$0.645 million during the fiscal year ended June 30, 2011.

We follow the Recommendations and have established a code of conduct applicable to all our directors, executive officers and employees. The Recommendations require shareholder approval of transactions involving a company and persons in a position to influence such company, and include acquisitions and dispositions of substantial assets by the company, acquiring securities in a company and payments to directors.

During the fiscal year ended June 30, 2011, there were no related party transactions, other than employment matters and indemnification agreements between our directors and executive officers on the one hand and Prima BioMed on the other.

D.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our audited financial statements for the fiscal years ending June 30, 2009, 2010 and 2011 are included in Item 18 of this registration statement on Form 20-F.

Legal Proceedings

We are not involved in any significant legal, arbitration or governmental proceedings. We are not aware of any pending significant legal, arbitration or governmental proceedings with respect to Prima BioMed.

Dividend Distribution Policy

We have never paid cash dividends to our shareholders. We intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Any future dividend policy will be determined by the Board of Directors and will be based upon various factors, including our results of operations, financial condition, current and anticipated cash needs, future prospects, contractual restrictions and other factors as the Board of Directors may deem relevant.

Recent Developments

On February 28, 2012 we released to the market and filed with the Australian Stock Exchange our Appendix 4D for the half year ended December 31, 2011. Our unaudited financial statements for the half year ended December 31, 2011 are included in Item 18 of this registration statement on Form 20-F.

B.	Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Australian Securities Exchange

Our ordinary shares have traded on the ASX since our initial public offering on July 9, 2001. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares as quoted on the ASX.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended June 30,	A$	A$
2002	0.72	0.10
2003	0.52	0.21
2004	0.50	0.17
2005	0.23	0.09
2006	0.13	0.06
2007	0.08	0.02
2008	0.09	0.01
2009	0.11	0.01
2010	0.28	0.05
2011	0.42	0.08

Fiscal Year Ended June 30, 2010:
First Quarter	0.19	0.05
Second Quarter	0.28	0.14
Third Quarter	0.19	0.13
Fourth Quarter	0.19	0.10

Fiscal Year Ended June 30, 2011:
First Quarter	0.13	0.08
Second Quarter	0.17	0.10
Third Quarter	0.28	0.19
Fourth Quarter	0.42	0.28

Month Ended:
July 2010	0.13	0.08
August 2010	0.10	0.09
September 2010	0.12	0.09
October 2010	0.16	0.10
November 2010	0.14	0.11
December 2010	0.17	0.10
January 2011	0.27	0.19
February 2011	0.26	0.21
March 2011	0.28	0.20
April 2011	0.42	0.28
May 2011	0.37	0.28
June 2011	0.33	0.28
July 2011	0.32	0.24
August 2011	0.28	0.17
September 2011	0.22	0.16
October 2011	0.21	0.15
November 2011	0.19	0.16
December 2011	0.17	0.14
January 2012	0.18	0.16
February 2012	0.28	0.16

For a description of the rights of our ADSs, see “Item 12. Description of Securities Other Than Equity Securities – D. American Depositary Shares.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed and traded on the Australian Securities Exchange Ltd., or ASX. We intend to apply with the NASDAQ Global Market to have our ordinary shares in the form of ADSs traded on the NASDAQ Global Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

General

Our constituent document is a Constitution. The Constitution is subject to the terms of the Listing Rules of ASX Limited and the Corporations Act 2001. The Constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution of which notice has been given and that has been passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

Purposes and Objects

As a public company we have all the rights, powers and privileges of a natural person. Our Constitution does not provide for or prescribe any specific objects or purposes.

The Powers of the Directors

Under the provision of our Constitution our directors may exercise all the powers of our company in relation to:

Management of Company

The business is managed by the directors who may exercise all the powers of our company that are not by the Corporations Act or by this constitution required to be exercised by shareholders in general meeting subject nevertheless to any provision of this constitution and to the provisions of the Corporations Act.

Members Approval to Significant Changes

The directors must not make a significant change (either directly or indirectly) to the nature and scale of its activities except after having disclosed full details to ASX in accordance with the requirements of the Listing Rules of the ASX and the directors must not sell or otherwise dispose of the main undertaking of our company without the approval of shareholders in general meeting in accordance with the requirements of the Listing Rules.

Rights Attached to Our Ordinary Shares

The concept of authorized share capital no longer exists in Australia and as a result, our authorized share capital is unlimited. All our outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to our ordinary shares are as follows:

Dividend Rights. The directors may declare that a dividend be paid to the members according to the shareholders’ pro rata shareholdings and the directors may fix the amount, the time for payment and the method of payment. No dividend is payable except in accordance with the Corporations Act as amended from time to time and no dividend carries interest as against the Company.

Voting Rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, or by proxy, attorney or representative appointed pursuant to our Constitution. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place. At the reconvened meeting, the required quorum consists of any two members present in person, or by proxy, attorney or representative appointed pursuant to our Constitution. The meeting is dissolved if a quorum is not present within 15 minutes from the time appointed for the meeting.

An ordinary resolution, such as a resolution for the declaration of dividends, requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy, or by written ballot and voting thereon. Under our Constitution, a special resolution, such as amending our Constitution, approving any change in capitalization, winding-up, authorization of a class of shares with special rights, or other changes as specified in our Constitution, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting in person, by proxy or by written ballet, and voting thereon.

Rights in Our Profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.

Rights in the Event of Liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the capital at the commencement of the liquidation paid up or which ought to have been paid up on the shares held by them respectively. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights, such as the right in winding up to payment in cash of the amount then paid up on the share, and any arrears of dividend in respect of that share, in priority to any other class of shares.

Changing Rights Attached to Shares

According to our Constitution, the rights attached to any class of shares, unless otherwise provided by the terms of the class, may be varied with either the written consent of the holders of not less than 75% of the issued shares of that class or the sanction of a special resolution passed at a separate general meeting of the shares of that class.

Annual and Extraordinary Meetings

Our directors must convene an annual meeting of shareholders at least once every calendar year, within five months of our last fiscal year-end balance sheet data. Notice of at least 28 days prior to the date of the meeting is required. A general meeting may be convened by any director, or one or more shareholders holding in the aggregate at least 5% of our issued capital. A general meeting must be called not more than 21 days after the request is made. The meeting must be held not later than two months after the request is given.

Limitations on the Rights to Own Securities in Our Company

Subject to certain limitations on the percentage of shares a person may hold in our company, neither our Constitution nor the laws of the Commonwealth of Australia restrict in any way the ownership or voting of shares in our company.

Changes in Our Capital

Pursuant to the Listing Rules, our directors may in their discretion issue securities to persons who are not related parties of our company, without the approval of shareholders, if such issue, when aggregate with securities issued by our company during the previous 12 month period would be an amount that would not exceed 15% of our issued capital at the commencement of the 12 month period. Other allotments of securities require approval by an ordinary resolution of shareholders.

C.	Material Contracts

Please see “Item 4. Information on the Company – B. Business Overview – Material Contracts Related to Intellectual Property and Commercialization Rights.”

D.	Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transaction, and amounts on account of potential Australian tax liabilities may be required to be withheld unless a relevant taxation treaty can be shown to apply.

The Foreign Acquisitions and Takeovers Act 1975

Under Australian law, in certain circumstances foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act, or the Takeovers Act.

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, or parties acting in concert, is prohibited from acquiring 15% or more of the shares in any company having total assets of A$231 million or more (or A$1,004 million or more in case of U.S. investors). “Associates” is a broadly defined term under the Takeovers Act 1975 and includes:

•	spouses, lineal ancestors and descendants, and siblings;

•	partners, officers of companies, the company, employers and employees, and corporations;

•	their shareholders related through substantial shareholdings or voting power;

•	corporations whose directors are controlled by the person, or who control a person; and

•	associations between trustees and substantial beneficiaries of trust estates.

In addition, a foreign person may not acquire shares in a company having total assets of A$231 million or more (or A$1,004 million or more in case of U.S. investors) if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. At present, we do not have total assets of A$231 million or more. At this time, our total assets do not exceed any of the above thresholds and therefore no approval would be required from the Australian Treasurer. Nonetheless, should our total assets exceed the threshold in the future, we would will be mindful of the number of ADS that can be made available, and monitor the 40% aggregate shareholding threshold for foreign persons (together with the associates) to ensure that it will not be exceeded subject to the Australian Treasurer’s approval.

Each foreign person seeking to acquire holdings in excess of the above caps (including their associates, as the case may be) would need to complete an application form setting out the proposal and relevant particulars of the acquisition/shareholding. The Australian Treasurer then has 30 days to consider the application and make a decision. However, the Australian Treasurer may extend the period by up to a further 90 days by publishing an interim order. The Australian Treasurer has issued a guideline titled Australia’s Foreign Investment Policy which provides an outline of the policy. As for the risk associated with seeking approval, the policy provides that the Treasurer will reject an application if it is contrary to the national interest.

If the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Australian Treasurer for our company, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$231 million; or (ii) any direct or indirect ownership in Australian residential real estate and certain non-residential real estate.

The percentage of foreign ownership in our company would also be included determining the foreign ownership of any Australian company or business in which it may choose to invest. Since we have no current plans for any such acquisition and do not own any property, any such approvals required to be obtained by us as a foreign person under the Takeovers Act will not affect our current or future ownership or lease of property in Australia.

Our Constitution does not contain any additional limitations on a non-resident’s right to hold or vote our securities.

Australian law requires the transfer of shares in our company to be made in writing. No stamp duty will be payable in Australia on the transfer of ADSs.

E.	Taxation

The following is a discussion of Australian and United States tax consequences material to our shareholders. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question or by court. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

Holders of our ADSs should consult their own tax advisors as to the United States, Australian or other tax consequences of the purchase, ownership and disposition of ADSs, including, in particular, the effect of any foreign, state or local taxes.

E.1.	AUSTRALIAN TAX CONSEQUENCES

In this section we discuss the material Australian tax considerations that apply to non-Australian tax residents with respect to the acquisition, ownership and disposal of the absolute beneficial ownership of ADSs, which are evidenced by ADSs. This discussion is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as ADSs or shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the ADSs or shares.

Nature of ADSs for Australian Taxation Purposes

Holders of our ADSs are treated as the owners of the underlying ordinary shares for Australian income tax and capital gains tax purposes. Therefore, dividends paid on the underlying ordinary shares will be treated for Australian tax purposes as if they were paid directly to the owners of ADSs, and the disposal of ADSs will be treated for Australian tax purposes as the disposal of the underlying ordinary shares. In the following analysis we discuss the application of the Australian income tax and capital gains tax rules to non-Australian resident holders of ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends that are not franked or are partly franked and are paid to non-Australian resident stockholders are subject to dividend withholding tax, but only to the extent the dividends are not franked.

Dividends paid to a non-resident stockholder are subject to withholding tax at 30%, unless the stockholder is a resident of a country with which Australia has a double taxation agreement. In accordance with the provisions of the Double Taxation Convention between Australia and the United States, the maximum rate of Australian tax on unfranked dividends to which a resident of the United States is beneficially entitled is 15%, where the U.S. resident holds less than 10% of the voting rights in our company, or 5% where the U.S. resident holds 10% or more of the voting rights in our company. The Double Taxation Convention between Australia and the United States does not apply to limit the tax rate on dividends where the ADSs are effectively connected to a permanent establishment or a fixed base carried on by the owner of the ADSs in Australia through which the stockholder carries on business or provides independent personal services, respectively.

Tax on Sales or other Dispositions of Shares - Capital Gains Tax

Australian capital gains derived by non-Australian residents in respect of the disposal of capital assets that are not taxable Australian property will be disregarded. Non-Australian resident stockholders will not be subject to Australian capital gains tax on the capital gain made on a disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital, tested either at the time of disposal or over any continuous 12 month period in the 24 months prior to disposal, and the value of our shares at the time of disposal are wholly or principally attributable to Australian real property assets.

Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain stockholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares - Stockholders Holding Shares on Revenue Account

Some non-Australian resident stockholders may hold shares on revenue rather than on capital account, for example, share traders. These stockholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian resident stockholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 29% for non-Australian resident individuals. Some relief from the Australian income tax may be available to such non-Australian resident stockholders under the Double Taxation Convention between the United States and Australia, for example, because the stockholder does not have a permanent establishment in Australia.

To the extent an amount would be included in a non-Australian resident stockholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the stockholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a stockholder were a resident of both Australia and the United States under those countries’ domestic taxation laws, that stockholder may be subject to tax as an Australian resident. If, however, the stockholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax applicable would be limited by the Double Taxation Convention. Stockholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

A transfer of shares of a company listed on the Australian Stock Exchange is not subject to Australian stamp duty except in some circumstances where one person, or associated persons, acquires 90% or more of the shares.

Australian Death Duty

Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax and does not require a stockholder to register for Australian goods and services tax purposes.

E.2	UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax consequences that generally apply to U.S. Holders (as defined below) who hold ADSs as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the bilateral taxation convention between Australia and the United States, or the Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. If you are a U.S. Holder and subject to special rules, including broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar, persons who hold the ADSs through partnerships or other pass-through entities, persons who acquired their ADSs through the exercise or cancellation of any employee stock options or otherwise as compensation for their services, investors that actually or constructively own 10% or more of our voting shares, and investors holding ADSs as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction you are strongly advised to consult your personal tax advisor. This summary does not address any state, local and foreign tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations relevant to the purchase, ownership and disposition of our ADSs.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ADSs, the U.S. federal income tax treatment of its partners will generally depend upon the status of the partner and the activities of the partnership. A partnership should consult its tax advisors regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of ADSs.

For purposes of this summary, the term “U.S. Holder” means an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States; a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the United States or any political subdivision thereof; an estate whose income is subject to U.S. federal income tax regardless of its source; or a trust if (a) a court within the United States is able to exercise primary supervision over administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions

For U.S. federal income tax purposes, a U.S. Holders of ADSs will be treated as owning the underlying ordinary shares, or ADSs. Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution received by a U.S. Holder with respect to the underlying ordinary shares, including the amount of any Australian taxes withheld there from, will be included in gross income as a dividend to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s tax basis in the ADSs and thereafter will be treated as gain from the sale or exchange of the ADSs. We have not maintained and do not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may need to include the entire amount of any such distribution in income as a dividend.

The U.S. dollar value of any distribution on the ADSs made in Australian dollars generally should be calculated by reference to the exchange rate between the U.S. dollar and the Australian dollar in effect on the date of receipt of such distribution by the U.S. Holder regardless of whether the Australian dollars so received are in fact converted into U.S. dollars. A U.S. Holder who receives payment in Australian dollars and converts those Australian dollars into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss, which would generally be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes.

Subject to complex limitations and certain holding period requirements, a U.S. Holder may elect to claim a credit for Australian tax withheld from distributions against its U.S. federal income tax liability. The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income for U.S. foreign tax credit purposes. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Australian tax withheld. Dividends will not however be eligible for the “dividends received deduction” generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Subject to certain limitations, dividends received by a non-corporate U.S. Holder in tax years beginning on or before December 31, 2010 are subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends generally qualify for the 15 percent rate provided that: (i) the issuer is entitled to benefits under the Tax Treaty or (ii) the shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Tax Treaty and that the ADSs currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ADSs will remain readily tradable. However, the reduced rate does not apply to dividends received from PFICs. As noted below, we believe there is a material risk that we are a PFIC.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions (including pre-release transactions that may be undertaken by the depositary as described in “Description of American Depositary Shares – Pre-release of ADSs”) that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rated of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Australian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our Company.

Disposition of ADSs

If you sell or otherwise dispose of ADSs, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs. Subject to the passive foreign investment company rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ADSs for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ADSs will be gain from U.S. sources for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. The deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives Australian dollars in connection with the sale or other disposition of ADSs, the amount realized will be calculated based on the U.S. dollar value of the Australian dollars received as determined on the settlement date of such exchange. A U.S. Holder who receives payment in Australian dollars and converts Australian dollars into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ADSs, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service, or the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Companies

There is a substantial risk that we are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ADSs and may cause a reduction in the value of such securities.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our substantial cash position, the decline in the value of our stock and the current composition of our gross income, we believe that there is a material risk that we are currently a PFIC and that may be a PFIC in the future.

If we are a PFIC in any taxable year during which a U.S. Holder owns ADSs, such U.S. Holder could be liable for additional taxes and interest charges upon (i) certain distributions by us (generally any distribution paid during a taxable year that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ADSs), and (ii) any gain realized on a sale, exchange or other disposition, including a pledge, of the ADSs, whether or not we continue to be a PFIC. In these circumstances, the tax will be determined by allocating such distributions or gain ratably over the U.S. Holder’s holding period for the ADSs. The amount allocated to the current taxable year and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for each such taxable year, and an interest charge, generally that applicable to underpayments of tax, will also be imposed on the amount of taxes so derived for each such taxable year.

The PFIC provisions discussed above apply to U.S. persons who directly or indirectly hold stock in a PFIC. Both direct and indirect shareholders of PFICs are subject to the rules described above. Generally, a U.S. person is considered an indirect shareholder of a PFIC if it is:

•	A direct or indirect owner of a pass-through entity, including a trust or estate, that is a direct or indirect shareholder of a PFIC;

•	A shareholder of a PFIC that is a shareholder of another PFIC; or

•	A 50%-or-more shareholder of a foreign corporation that is not a PFIC and that directly or indirectly owns stock of a PFIC.

An indirect shareholder may be taxed on a distribution paid to the direct owner of the PFIC and on a disposition of the stock indirectly owned. Indirect shareholders are strongly urged to consult their tax advisors regarding the application of these rules.

If we cease to be a PFIC in a future year, a U.S. Holder may avoid the continued application of the tax treatment described above by electing to be treated as if it sold its ADSs on the last day of the last taxable year in which we were a PFIC. Any gain would be recognized and subject to tax under the rules described above. Loss would not be not recognized. A U.S. Holder’s basis in its ADSs would be increased by the amount of gain, if any, recognized on the sale. A U.S. Holder would be required to treat its holding period for its ADSs as beginning on the day following the last day of the last taxable year in which we were a PFIC.

If the ADSs are considered “marketable stock” and if a U.S. Holder elects to “mark-to-market” its ADSs, the U.S. Holder would not be subject to tax under the excess distribution regime described above. Instead, the U.S. Holder would generally include in income any excess of the fair market value of the ADSs at the close of each tax year over the adjusted tax basis of the ADSs. If the fair market value of the ADSs had depreciated below the adjusted basis at the close of the tax year, the U.S. Holder would be entitled to deduct the excess of the adjusted basis of the ADSs over their fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, the U.S. Holder included in income with respect to such ADSs in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ADSs with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in income with respect to such ordinary shares in prior years). However, gain or loss from the disposition of ADSs (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC, will be capital gain or loss. Our ADSs should be considered “marketable stock” if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities.

A U.S. Holder of ADSs will not be able to avoid the tax consequences described above by electing to treat us as a qualified electing fund. In general, a qualified electing fund is, with respect to a U.S. person, a passive foreign investment company if the U.S. person has elected to include its proportionate share of a company’s ordinary earnings and net capital gains in U.S. income on an annual basis. A qualified electing fund election can only be made with respect to us if we provide U.S. Holders with certain information on an annual basis and we do not intend to prepare the information that U.S. Holders would need to make the qualified electing fund election.

Backup Withholding and Information Reporting

Payments in respect of ADSs may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if a U.S. Holder (i) is a corporation, (ii) satisfies an applicable exemption, or (ii) furnishes a correct taxpayer identification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the reporting requirements of the United States Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the U.S. Securities and Exchange Commission an annual report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we will submit reports to the U.S. Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information for the first six months of each fiscal year. We post our annual report on Form 20-F on our website promptly following the filing of our annual report with the U.S. Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

This document and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the U.S. Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the U.S. Securities and Exchange Commission at 1-800-SEC-0330.

The U.S. Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the U.S. Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

The documents concerning our company which are referred to in this document may also be inspected at the offices of our legal counsel located at McCabe Terrill, Level 14, 130 Elizabeth St, Sydney New South Wales 2000, Australia.

I.	Subsidiary Information

We have four subsidiaries incorporated in Australia. In October 2009, Prima BioMed Europe Limited, a 100% owned subsidiary of Prima BioMed Ltd was incorporated in the United Kingdom. This subsidiary is inactive. In April 2010, Prima BioMed USA Inc, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in the United States. In May 2011, Prima BioMed GmbH, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in Germany, and also in May 2011, Prima BioMed Middle East FZLLC, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in the United Arab Emirates. These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe, the United States, and the UAE.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our cash and cash equivalents consist primarily of cash and money market funds. We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of Australian interest rates. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operation. We do not have any foreign currency or other derivative financial instruments.

We conduct our activities predominantly in Australia. However we are exposed to foreign currency risk via an investment in a Canadian unlisted company and trade and other payables we hold. We are required to make certain payments in U.S. dollars, Swiss Franc and other currencies. An adverse movement in end-of-period exchange rates would not have a material impact on our operating results.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent 30 ordinary shares (or a right to receive 30 ordinary shares) deposited with the principal Melbourne office of National Australia Bank Ltd., as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our ordinary shareholders and you will not have ordinary shareholder rights. Australian law governs ordinary shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR which are filed as exhibit 2.1 to this Form 20-F.

Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

•

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Item 10. Additional Information – E. Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•

Ordinary shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

•

Rights to purchase additional ordinary shares. If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the ordinary shares on your behalf. The depositary will then deposit the ordinary shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by ordinary shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary ordinary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

The depositary would continue to hold any property received in respect of deposited shares that is not distributed as deposited securities under the deposit agreement, in its account with the custodian or in another place it determines, for the benefit of ADS holders until that property can be distributed to ADS holders or otherwise disposed of for their benefit.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary to vote the number of deposited ordinary shares their ADSs represent. The depositary will notify ADS holders of ordinary shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary.

Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares.

The depositary will try, as far as practical, subject to the laws of Australia and of our articles of association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we have agreed in the deposit amount to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date. The depositary intends to use the U.S. mail to deliver all notices and any other reports and communications to the holders of ADSs. We will timely provide the depositary with such quantities of such notices, reports and communications as necessary to forward to the holders of ADSs.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•    Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

•    Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs, i.e., US$5.00 or less per 100 ADSs (or portion of 100 ADSs)	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of ordinary shares on our ordinary share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to the holders of ADSs holder any proceeds, or send to the holders of ADSs any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

Change the nominal or par value of our ordinary shares Reclassify, split up or consolidate any of the deposited securities

•    The cash, ordinary shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal ordinary share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

•    The depositary may, and will if we ask it to, distribute some or all of the cash, ordinary shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver ordinary shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADRs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

•

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at an ordinary shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the ordinary shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release generally to a number that represents not more than 30% of the ordinary shares deposited under the deposit agreement, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement shall not constitute negligence or bad faith on the part of the depositary.

Ordinary Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.	RESERVED

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.	CODE OF ETHICS

Not applicable.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Our Audit Committee and our Board of Directors met with MDHC Audit Assurance Pty Ltd, or MDHC on August 30, 2011 to discuss the fact that we were moving the finance and accounting function from Melbourne to Sydney and that we would prefer our independent registered public accounting firm to be based in Sydney. MDHC acknowledged that it would be impractical for them to conduct the audit from their Melbourne location and consequently on September 7, 2011 MDHC submitted an application to the Australian Securities and Investment Commission, or ASIC, for consent to resign as our independent registered public accounting firm, effective at our next Annual General Meeting.

On September 12, 2011 ASIC advised us in writing that they had received the application from MDHC seeking ASIC’s consent to resign as our independent registered public accounting firm and that ASIC had consented to the resignation which would take effect from our next Annual General Meeting. On September 30, 2011, the resignation of MDHC was approved by our Audit Committee and our Board of Directors. This date was after completion of MDHC’s audit for the year ended June 30, 2011 and issuance of its related report dated September 27, 2011 contained in our Annual Report filed with the Australian Stock Exchange on September 30, 2011. The resignation of MDHC did not result from any dissatisfaction with the quality of professional services rendered by MDHC. On September 30, 2011 our Audit Committee and Board of Directors recommended the appointment of PricewaterhouseCoopers as our new independent registered public accounting firm to our shareholders for consideration at our Annual General Meeting. At the Annual General Meeting, which was held on November 3, 2011, shareholder approval was received for the appointment of PricewaterhouseCoopers as our new independent registered public accounting firm.

MDHC’s reports on our financial statements for the last two fiscal years ended June 30, 2010 and 2011 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of the fiscal years ended June 30, 2010 and 2011, and during the period from July 1, 2011 to the effective date of their resignation on November 3, 2011, we did not have any disagreements with MDHC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to MDHC’s satisfaction, would have caused them to make reference to the subject matter of the disagreement(s) in connection with their report as described in Item 16F(a)(1)(iv). Except as discussed in Item 5 “Operating and Financial Review and Prospects—A. Operating Results—Comparison of Year Ended June 30, 2010 and Year Ended June 30, 2009—Controls and Procedures” there have been no reportable events as provided in Item 16F(a)(1)(v) during the two most recent fiscal years to June 30, 2011 or during the period from July 1, 2011 to the effective date of MDHC’s resignation on November 3, 2011.

On November 3, 2011 PricewaterhouseCoopers was appointed as our new independent registered public accounting firm. Neither we, nor anyone on our behalf, consulted PricewaterhouseCoopers during the two most recent fiscal years and any subsequent interim period prior the engagement of PricewaterhouseCoopers regarding any of the matters set forth in Item 16F(a)(2)(i) and (ii).

We furnished MDHC with a copy of this disclosure on March 29, 2012, providing MDHC with the opportunity to furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made herein in response to Item 16F (a) of this registration statement on Form 20-F and, if not, stating the respects in which it does not agree. A letter from MDHC, dated March 29, 2012 is filed as Exhibit 16.1 to this registration statement on Form 20-F.

We furnished PricewaterhouseCoopers with a copy of this disclosure on March 29, 2012, providing PricewaterhouseCoopers with the opportunity to furnish us with a letter addressed to the Securities and Exchange Commission containing any new information, clarification of expression of our views, or the respects in which it does not agree with the statements made herein in response to Item 16F(a) of this registration statement on Form 20-F. PricewaterhouseCoopers has declined to furnish such a letter.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Prima BioMed Ltd

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Prima BioMed Ltd

In our opinion, the accompanying restated financial statements present fairly, in all material respects, the consolidated statements of financial position of Prima BioMed Ltd (the company) as at June 30, 2011, and 2010, and the consolidated statements of comprehensive income, cash flow and changes in equity for each of the 3 years to June 30, 2011, and notes to the financial statements, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The company’s management is responsible for these financial statements and for maintaining effective internal control over financial reporting. Our responsibility is to express our opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits involved examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management and evaluating the overall financial statement presentation. Our audits included a review of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on our assessed risk, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

MDHC Audit Assurance Pty Ltd	Hawthorn, Australia November 15, 2011

/S/ KEVIN ADAMS
Director

PRIMA BIOMED LTD

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in Australian dollars, except number of shares)

		June 30,
		2011	2010
		A$	A$
	Note		(restated)
ASSETS
Current Assets
Cash and Cash Equivalents	9	45,918,552	5,638,342
Trade and Other Receivables	10	35,899	76,894
Inventories	11	214,346	—
Other Financial Assets	12	10,000,000	10,000,000
Other	13	894,005	863,934

Total Current Assets		57,062,802	16,579,170

Non-Current Assets
Available-for-Sale Financial Assets	14	—	574,504
Property, Plant and Equipment	15	119,953	97,487
Intangibles	16	457,906	499,841
Other	17	—	299,289

Total Non-Current Assets		577,859	1,471,121

TOTAL ASSETS		57,640,661	18,050,291

Current Liabilities
Trade and Other Payables	18	2,471,212	1,499,091
Borrowings	19	—	603,062
Derivative Financial Instruments	20	—	83,620
Employee Benefits	21	65,879	23,692

Total Current Liabilities		2,537,091	2,209,465

Non-Current Liabilities
Employee Benefits	22	4,440	887

Total Non-Current Liabilities		4,440	887

TOTAL LIABILITIES		2,541,531	2,210,352

NET ASSETS		55,099,130	15,839,939

EQUITY
Contributed Equity	23	134,895,001	74,534,413
Reserves	24	(1,157)	19,397
Accumulated Losses		(79,794,714)	(58,713,617)

Equity attributable to the owners of Prima BioMed Ltd		55,099,130	15,840,193
Non-controlling interests	25	—	(254)

TOTAL EQUITY		55,099,130	15,839,939

Refer to note 3 for detailed information on restatement of comparatives. The above statement of financial position should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in Australian dollars, except number of shares)

		Years ended June 30,
	Note	2011 A$	2010 A$ (restated)	2009 A$ (restated)
Revenue	5	1,066,196	475,037	29,112
Other income	6	—	48,697	—

Expenses
Depreciation & amortization	7	(64,287)	(53,039)	(49,418)
Research & development and intellectual property	7	(9,531,163)	(5,124,522)	(613,892)
Corporate Administrative expenses	7	(5,600,988)	(5,816,006)	(1,571,843)
Finance costs	7	(6,395,818)	(6,946,628)	(148,875)
Impairment of available for sale financial assets	7	(555,107)	—	(471,464)
Other expenses	7	—	(544,126)	(120,062)

Loss before income tax expense		(21,081,167)	(17,960,587)	(2,946,442)
Income tax expense	8	—	—	—

Loss after income tax expense for the year		(21,081,167)	(17,960,587)	(2,946,442)
Other Comprehensive Income
Foreign currency translation		(233)	—	—
Unrealized foreign exchange gain on available-for-sale financial assets		—	19,397	8,536
Impairment of available-for-sale financial assets transferred from reserve		(19,397)	—	(8,536)

Other Comprehensive Income for the year net of tax		(19,630)	19,397	—

Total comprehensive income for the year		(21,100,797)	(17,941,190)	(2,946,442)

Loss for the year is attributable to:
Owners of Prima BioMed Ltd		(21,081,095)	(17,960,320)	(2,946,356)
Non-controlling interests		(72)	(267)	(86)

		(21,081,167)	(17,960,587)	(2,946,442)

Total comprehensive income for the year is attributable to:
Owners of Prima BioMed Ltd		(21,100,727)	(17,941,172)	(2,946,356)
Non-controlling interests		(70)	(18)	(86)

		(21,100,797)	(17,941,190)	(2,946,442)

Overall Operations		Cents	Cents	Cents
Basic earnings per share	37	(3.74)	(3.60)	(0.90)
Diluted earnings per share	37	(3.74)	(3.60)	(0.90)

Refer to note 3 for detailed information on restatement of comparatives.

The above statement of comprehensive income should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

CONSOLIDATED STATEMENT OF CASH FLOWS

(in Australian dollars, except number of shares)

		Years Ended June 30,
		2011	2010	2009
	Note	A$	A$	A$
Cash flows related to operating activities
Payments to suppliers (inclusive of GST)		(9,966,609)	(6,634,692)	(1,922,018)
Interest received		210,906	124,315	38,548
Grant income		—	48,697	—

Net cash flows used in operating activities	36	(9,755,703)	(6,461,680)	(1,883,470)

Cash flows related to investing activities
Proceeds from sale of plant and equipment		—	1,814	901
Payments for plant and equipment		(44,751)	(95,327)	(2,660)
Payment for acquisition of term deposit (> 3 months)		—	(10,000,000)	—

Net cash flows used in investing activities		(44,751)	(10,093,513)	(1,759)

Cash flows related to financing activities
Proceeds from issue of shares		48,602,601	15,096,258	1,688,898
Share issue transaction costs		(3,933,687)	(177,001)	(87,367)
Proceeds from borrowings		5,411,750	6,334,717	125,000

Net cash flows provided by financing activities		50,080,664	21,253,974	1,726,531

Net increase in cash and cash equivalents		40,280,210	4,698,781	(158,698)
Cash and cash equivalents at the beginning of the year		5,638,342	939,561	1,098,259

Cash and cash equivalents at the end of the year	9	45,918,552	5,638,342	939,561

The above statement of cash flows should be read in conjunction with the accompanying notes.

PRIMA BIOMED LTD

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in Australian dollars, except number of shares)

	Contributed Equity	Reserves	Accumulated Losses	Non-controlling interests	Total
Consolidated	A$	A$	A$	A$	A$
Balance at 1 July 2008	40,440,275	—	(37,806,692)	(150)	2,633,433
Other comprehensive income for the year, net of tax	—	—	—	(86)	(86)
Loss after income tax expense for the year	—	—	(2,946,356)	—	(2,946,356)

Total comprehensive income for the year	—	—	(2,946,356)	(86)	(2,946,442)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transactions costs	2,125,531	—	—	—	2,125,531

Balance at 30 June 2009	42,565,806	—	(40,753,048)	(236)	1,812,522

	Contributed Equity	Reserves	Accumulated Losses	Non-controlling interests	Total
Consolidated	A$	A$	A$	A$	A$
Balance at 1 July 2009	42,565,806	—	(40,753,048)	(236)	1,812,522
Other comprehensive income for the year, net of tax	—	19,397	—	(18)	19,379
Loss after income tax expense for the year	—	—	(17,960,569)	—	(17,960,569)

Total comprehensive income for the year	—	19,397	(17,960,569)	(18)	(17,941,190)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transactions costs	31,968,607	—	—	—	31,968,607

Balance at 30 June 2010	74,534,413	19,397	(58,713,617)	(254)	(15,839,939)

	Contributed Equity	Reserves	Accumulated Losses	Non-controlling interests	Total
Consolidated	A$	A$	A$	A$	A$
Balance at 1 July 2010	74,534,413	19,397	(58,713,617)	(254)	15,839,939
Other comprehensive income for the year, net of tax	—	(19,630)	—	(70)	(19,700)
Loss after income tax expense for the year	—	—	(21,081,097)	—	(21,081,097)

Total comprehensive income for the year	—	(19,630)	(21,081,097)	(70)	(21,100,797)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transactions costs	60,360,588	—	—	—	60,360,588
Transactions with non-controlling interests	—	(924)	—	324	(600)

Balance at 30 June 2011	134,895,001	(1,157)	(79,794,714)	—	55,099,130

The above statement of changes in equity should be read in conjunction with the accompanying notes.

PRIMA BIOMED LTD

NOTES TO THE FINANCIAL STATEMENTS

(in Australian dollars, unless otherwise noted)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New, revised or amending Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Any significant impact on the accounting policies of the consolidated entity from the adoption of these Accounting Standards and Interpretations are disclosed in the relevant accounting policy.

The adoption of these Accounting Standards and Interpretations did not have any impact on the financial performance or position of the consolidated entity. The following Accounting Standards and Interpretations are most relevant to the consolidated entity:

AASB 2 Share-based Payment Transactions – amendments for Group Cash-settled Share-based Payment Transactions

The consolidated entity has applied the amendments to AASB 2 from 1 July 2010. The amendments clarified the scope of AASB 2 by requiring an entity that receives goods or services in a share-based payment arrangement to account for those goods or services no matter which entity in the consolidated entity settles the transaction, and no matter whether the transaction is settled in shares or cash.

SpringTree convertible loan

The host debt instrument is carried at amortised cost using the effective interest rate method. The embedded derivatives are measured at fair value at inception and remeasured at fair value through profit and loss until the drawdown amount is settled through the issuance of Prima BioMed equity.

The issuance of an option to purchase the collateral shares and the commitment options at the outset of the arrangement were considered to be similar to a non-refundable commitment fee to a lender at the inception of a line of credit arrangement or a revolving loan arrangement. These were accounted for as a share-based transaction under AASB 2.

The services are measured and recognized as an expense with a corresponding increase in equity on each drawdown date at the fair value of the collateral shares and the commitment options, based on the amount drawn down in proportion to the total expected financing. The fair value of the collateral shares is measured using a Monte-Carlo simulation option pricing model. The fair value of the commitment options is measured using a Black-Scholes option pricing model.

AASB 2009-5 Amendments to Australian Accounting Standards arising from the Annual Improvements Project

The consolidated entity has applied AASB 2009-5 amendments from 1 July 2010. The amendments result in some accounting changes for presentation, recognition or measurement purposes, while some amendments that relate to terminology and editorial changes had no or minimal effect on accounting.

The main changes were:

— AASB 101 ‘Presentation of Financial Statements’ – classification is not affected by the terms of a liability that could be settled by the issuance of equity instruments at the option of the counterparty;

— AASB 107 ‘Statement of Cash Flows’ – only expenditure that results in a recognised asset can be classified as a cash flow from investing activities;

— AASB 117 ‘Leases’ – removal of specific guidance on classifying land as a lease;

— AASB 118 ‘Revenue’ – provides additional guidance to determine whether an entity is acting as a principal or agent;

and

— AASB 136 ‘Impairment of Assets’ – clarifies that the largest unit permitted for allocating goodwill, acquired in a business combination, is the operating segment as defined in AASB 8 ‘Operating Segments’ before aggregation for reporting purposes .

AASB 2009-10 Amendments to AASB 132 – Classification of Rights Issues

The consolidated entity has applied AASB 2009-10 from 1 July 2010. The amendments clarified that rights, options or warrants to acquire a fixed number of an entity’s own equity instruments for a fixed amount in any currency are equity instruments if the entity offers the rights, options or warrants pro-rata to all existing owners of the same class of its own non-derivative equity instruments. The amendment therefore provides relief to entities that issue rights in a currency other than their functional currency from treating the rights as derivatives with fair value changes recorded in profit or loss.

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of available-for-sale financial assets, financial assets and liabilities at fair value through profit or loss, investment properties, certain classes of property, plant and equipment and derivative financial instruments.

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 2.

Parent entity information

In accordance with the Corporations Act 2001, these financial statements present the results of the consolidated entity only. Supplementary information about the parent entity is disclosed in note 33.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Prima BioMed Ltd (‘company’ or ‘parent entity’) as at 30 June 2011 and the results of all subsidiaries for the year then ended.

Prima BioMed Ltd and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’.

Subsidiaries are all those entities over which the consolidated entity has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The effects of potential exercisable voting rights are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date on which control is transferred to the consolidated entity. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the consolidated entity are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the consolidated entity.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. Refer to the ‘business combinations’ accounting policy for further details. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the statement of comprehensive income and statement of financial position of the consolidated entity. Losses incurred by the consolidated entity are attributed to the non-controlling interest in full, even if that results in a deficit balance.

Where the consolidated entity loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The consolidated entity recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Operating segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

Foreign currency translation

The financial report is presented in Australian dollars, which is Prima BioMed Ltd’s functional and presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximates the rate at the date of the transaction, for the period. All resulting foreign exchange differences are recognised in the foreign currency reserve in equity.

The foreign currency reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

Revenue recognition

Revenue is recognised when it is probable that the economic benefit will flow to the consolidated entity and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable.

Interest

Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Other revenue

Other revenue is recognised when it is received or when the right to receive payment is established.

Income tax

The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses and under and over provision in prior periods, where applicable.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

— When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

— When the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of recognised and unrecognised deferred tax assets are reviewed each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entity’s which intend to settle simultaneously .

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Trade and other receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any provision for impairment. Trade receivables are generally due for settlement within 30 days.

Collectability of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off by reducing the carrying amount directly. A provision for impairment of trade receivables is raised when there is objective evidence that the consolidated entity will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments (more than 60 days overdue) are considered indicators that the trade receivable may be impaired. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

Other receivables are recognised at amortised cost, less any provision for impairment.

Inventories

Stock on hand is stated at the lower of cost and net realisable value. Cost comprises purchase and delivery costs, net of rebates and discounts received or receivable.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Derivatives are classified as current or non-current depending on the expected period of realisation.

Investments and other financial assets

Investments and other financial assets are measured at either amortised cost or fair value depending on their classification. Classification is determined based on the purpose of the acquisition and subsequent reclassification to other categories is restricted. The fair values of quoted investments are based on current bid prices. For unlisted investments, the consolidated entity establishes fair value by using valuation techniques. These include the use of recent arms-length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models.

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets, principally equity securities, that are either designated as available-for-sale or not classified as any other category. After initial recognition, fair value movements are recognised directly in the available-for-sale reserve in equity. Cumulative gain or loss previously reported in the available-for-sale reserve is recognised in profit or loss when the asset is derecognised or impaired.

Impairment of financial assets

The consolidated entity assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. Objective evidence includes significant financial difficulty of the issuer or obligor; a breach of contract such as default or delinquency in payments; the lender granting to a borrower concessions due to economic or legal reasons that the lender would not otherwise do; it becomes probable that the borrower will enter bankruptcy or other financial reorganisation; the disappearance of an active market for the financial asset; or observable data indicating that there is a measurable decrease in estimated future cash flows.

Available-for-sale financial assets are considered impaired when there has been a significant or pro- longed decline in value below initial cost. Subsequent increments in value are recognised directly in the available-for-sale reserve.

Property, plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

— Furniture and Fittings – 3-20 years

— Plant and equipment – 3-5 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An item of property, plant and equipment is derecognised upon disposal or when there is no future economic benefit to the consolidated entity. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss. Any revaluation surplus reserve relating to the item disposed of is transferred directly to retained profits.

Intangible assets

Intangible assets acquired as part of a business combination, other than goodwill, are initially measured at their fair value at the date of the acquisition. Intangible assets acquired separately are initially recognised at cost. Intangible assets are subsequently measured at cost less amortisation and any impairment. The gains or losses recognised in profit or loss arising from the derecognition of intangible assets are measured as the difference between net disposal proceeds and the carrying amount of the intangible asset. The method and useful lives of finite life intangibles are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period.

Patents and trademarks

Significant costs associated with patents and trademarks are deferred and amortised on a straight-line basis over the period of their expected benefit, being their finite life of 20–25 years.

Impairment of non-financial assets

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s fair value less costs to sell and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre- tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortised cost and not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortised cost using the effective interest method.

Where there is an unconditional right to defer settlement of the liability for at least 12 months after the reporting date, the loans or borrowings are classified as non-current.

Finance costs

Finance costs attributable to qualifying assets are capitalised as part of the asset. All other finance costs are expensed in the period in which they are incurred, including:

— interest on short-term and long-term borrowings

Employee benefits

Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in current liabilities in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Non-accumulating sick leave is expensed to profit or loss when incurred.

Long service leave

The liability for long service leave is recognised in current and non-current liabilities, depending on the unconditional right to defer settlement of the liability for at least 12 months after the reporting date. The liability is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Business combinations

The acquisition method of accounting is used to account for business combinations regardless of whether equity instruments or other assets are acquired.

The consideration transferred is the sum of the acquisition-date fair values of the assets transferred, equity instruments issued or liabilities incurred by the acquirer to former owners of the acquiree and the amount of any non-controlling interest in the acquiree. For each business combination, the non-controlling interest in the acquiree is measured at either fair value or at the proportionate share of the acquiree’s identifiable net assets. All acquisition costs are expensed as incurred to profit or loss.

On the acquisition of a business, the consolidated entity assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the consolidated entity’s operating or accounting policies and other pertinent conditions in existence at the acquisition date.

Where the business combination is achieved in stages, the consolidated entity remeasures its previously held equity interest in the acquiree at the acquisition-date fair value and the difference between the fair value and the previous carrying amount is recognised in profit or loss.

Contingent consideration to be transferred by the acquirer is recognised at the acquisition-date fair value. Subsequent changes in the fair value of contingent consideration classified as an asset or liability is recognised in profit or loss. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity.

The difference between the acquisition-date fair value of assets acquired, liabilities assumed and any non-controlling interest in the acquiree and the fair value of the consideration transferred and the fair value of any pre-existing investment in the acquiree is recognised as goodwill. If the consideration transferred and the pre-existing fair value is less than the fair value of the identifiable net assets acquired, being a bargain purchase to the acquirer, the difference is recognised as a gain directly in profit or loss by the acquirer on the acquisition-date, but only after a reassessment of the identification and measurement of the net assets acquired, the non-controlling interest in the acquiree, if any, the consideration transferred and the acquirer’s previously held equity interest in the acquirer.

Business combinations are initially accounted for on a provisional basis. The acquirer retrospectively adjusts the provisional amounts recognised and also recognises additional assets or liabilities during the measurement period, based on new information obtained about the facts and circumstances that existed at the acquisition-date. The measurement period ends on either the earlier of (i) 12 months from the date of the acquisition or (ii) when the acquirer receives all the information possible to deter- mine fair value.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of Prima BioMed Ltd, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Goods and Services Tax (‘GST’) and other similar taxes

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

New Accounting Standards and Interpretations Not Yet Mandatory or Early Adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2011. The consolidated entity’s assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.

AASB 9 Financial Instruments, 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 and 2010-7 Amendments to Australian Accounting Standards arising from AASB 9

This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2013 and completes phase I of the IASB’s project to replace IAS 39 (being the international equivalent to AASB 139 ‘Financial Instruments: Recognition and Measurement’) . This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. To be classified and measured at amortised cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognised in profit or loss. In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any ‘recycling’ of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with AASB 139, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mis-match . The consolidated entity will adopt this standard from 1 July 2013 but the impact of its adoption is yet to be assessed by the consolidated entity.

AASB 2010-4 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project

These amendments are applicable to annual reporting periods beginning on or after 1 January 2011. These amendments are a consequence of the annual improvements project and make numerous non- urgent but necessary amendments to a range of Australian Accounting Standards and Interpretations. The amendments provide clarification of disclosures in AASB 7 ‘Financial Instruments: Disclosures’, in particular emphasis of the interaction between quantitative and qualitative disclosures and the nature and extent of risks associated with financial instruments; clarifies that an entity can present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes in accordance with AASB 101 ‘Presentation of Financial Instruments’; and pro- vides guidance on the disclosure of significant events and transactions in AASB 134 ‘Interim Financial Reporting’. The adoption of these amendments from 1 July 2011 will not have a material impact on the consolidated entity.

AASB 2010-5 Amendments to Australian Accounting Standards

These amendments are applicable to annual reporting periods beginning on or after 1 January 2011. These amendments makes numerous editorial amendments to a range of Australian Accounting Standards and Interpretations, including amendments to reflect changes made to the text of International Financial Reporting Standards by the International Accounting Standards Board . The adoption of these amendments from 1 July 2011 will not have a material impact on the consolidated entity.

AASB 124 Related Party Disclosures (December 2009)

This revised standard is applicable to annual reporting periods beginning on or after 1 January 2011. This revised standard simplifies the definition of a related party by clarifying its intended meaning and eliminating inconsistencies from the definition. The definition now identifies a subsidiary and an associate with the same investor as related parties of each other; entities significantly influenced by one person and entities significantly influenced by a close member of the family of that person are no longer related parties of each other; and whenever a person or entity has both joint control over a second entity and joint control or significant influence over a third party, the second and third entities are related to each other. This revised standard introduces a partial exemption of disclosure requirement for government-related entities. The adoption of this standard from 1 July 2011 will not have a material impact on the consolidated entity.

AASB 2010-6 Amendments to Australian Accounting Standards – Disclosures on Transfers of Financial Assets

These amendments are applicable to annual reporting periods beginning on or after 1 July 2011. These amendments add and amend disclosure requirements in AASB 7 about transfer of financial assets, including the nature of the financial assets involved and the risks associated with them. The adoption of these amendments from 1 July 2011 will increase the disclosure requirements on the consolidated entity when an asset is transferred but is not derecognised and new disclosure required when assets are derecognised but the consolidated entity continues to have a continuing exposure to the asset after the sale.

IAS 1 (AASB 101) Presentation of Financial Statements (Revised)

This revised standard is applicable to annual reporting periods beginning on or after 1 July 2012. The amendments requires grouping together of items within other comprehensive income on the basis of whether they will eventually be ‘recycled’ to the profit or loss. The change provides clarity about the nature of items presented as other comprehensive income and their future impact. The adoption of the revised standard from 1 July 2012 will impact the consolidated entity’s presentation of its statement of comprehensive income.

AASB 1054 Australian Additional Disclosures

This Standard is applicable to annual reporting periods beginning on or after 1 July 2011. The standard sets out the Australian-specific disclosures, which are in addition to International Financial Reporting Standards, for entities that have adopted Australian Accounting Standards. The adoption of these amendments from 1 July 2011 will not have a material impact on the consolidated entity.

AASB 2011-1 Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence Project and AASB 2011-2 Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence Project – Reduced Disclosure Requirements

These amendments are applicable to annual reporting periods beginning on or after 1 July 2011. They make changes to a range of Australian Accounting Standards and Interpretations for the purpose of closer alignment to IFRSs and harmonisation between Australian and New Zealand Standards. The amendments remove certain guidance and definitions from Australian Accounting Standards for conformity of drafting with International Financial Reporting Standards but without any intention to change requirements. The adoption of these amendments from 1 July 2011 will not have a material impact on the consolidated entity.

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirement

These amendments are applicable to annual reporting periods beginning on or after 1 July 2013, with early adoption not permitted. They amend AASB 124 ‘Related Party Disclosures’ by removing the disclosure requirements for individual key management personnel (KMP). The adoption of these amendments from 1 July 2013 will remove the duplication of relating to individual KMP in the notes to the financial statements and the directors report. As the aggregate disclosures are still required by AASB 124 and during the transitional period the requirements may be included in the Corporations Act or other legislation, it is expected that the amendments will not have a material impact on the consolidated entity.

NOTE 2. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

The Directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group.

Share-based payment transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either the Monte-Carlo simulation option pricing model or the Black-Scholes option pricing model taking into account the terms and conditions upon which the instruments were granted . The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Provision for impairment of receivables

The provision for impairment of receivables assessment requires a degree of estimation and judgement. The level of provision is assessed by taking into account the recent sales experience, the ageing of receivables, historical collection rates and specific knowledge of the individual debtors financial position.

Fair value and hierarchy of financial instruments

The consolidated entity is required to classify financial instruments, measured at fair value, using a three level hierarchy, being: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs). An instrument is required to be classified in its entirety on the basis of the lowest level of valuation inputs that is significant to fair value. Considerable judgement is required to determine what is significant to fair value and therefore which category the financial instrument is placed in can be subjective.

The fair value of financial instruments classified as level 3 is determined by the use of valuation models. These include discounted cash flow analysis or the use of observable inputs that require significant adjustments based on unobservable inputs.

Estimation of useful lives of assets

The consolidated entity determines the estimated useful lives and related depreciation and amortisation charges for its property, plant and equipment and definite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortisation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Impairment of non-financial assets other than goodwill and other indefinite life intangible assets

The consolidated entity assesses impairment of non-financial assets other than goodwill and other indefinite life intangible assets at each reporting date by evaluating conditions specific to the consoli- dated entity and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined .This involves fair value less costs to sell or value- in-use calculations, which incorporate a number of key estimates and assumptions.

Income tax

The consolidated entity is subject to income taxes in the jurisdictions in which it operates. Significant judgement is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determina- tion is uncertain. The consolidated entity recognises liabilities for anticipated tax audit issues based on the consolidated entity’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Recovery of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences only if the consolidated entity considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Long service leave provision

As discussed in note 1, the liability for long service leave is recognised and measured at the present value of the estimated future cash flows to be made in respect of all employees at the reporting date. In determining the present value of the liability, estimates of attrition rates and pay increases through promotion and inflation have been taken into account.

Business combinations

As discussed in note 1, business combinations are initially accounted for on a provisional basis. The fair value of assets acquired, liabilities and contingent liabilities assumed are initially estimated by the consolidated entity taking into consideration all available information at the reporting date. Fair value adjustments on the finalisation of the business combination accounting is retrospective, where applicable, to the period the combination occurred and may have an impact on the assets and liabili- ties, depreciation and amortisation reported.

Convertible Loan Agreement

The agreement was treated as a debt facility which enables Prima periodically to drawdown on the facility, rather than one arrangement with a three-year term that should be recognised in its entirety at inception, on the basis that Prima could terminate the arrangement at any point in time at a minimal fee. Accordingly each drawdown was treated as an additional borrowing under the facility.

The substance of the agreement was assessed when determining the appropriate accounting treatment. The agreement is similar to a funded fixed return arrangement, including a right for the Lender to participate in any upside in share price. Because the debt will be settled in a variable number of shares, each drawdown has been classified as a financial liability.

Two embedded derivatives were identified and recognised separately from the host debt instrument in each drawdown, being the equity conversion feature and the floor price cash payment feature.

Collateral shares and commitment options

The purpose of the collateral shares and commitment options was to compensate SpringTree for making the commitment to provide the funding through the life of the Convertible Loan Agreement on terms that provided an acceptable level of funding certainty.

As the compensation to SpringTree for providing the service of committing to the Convertible Loan Agreement was paid in equity instruments of the Company, we applied the requirements of IFRS 2 to their measurement and recognition. The commitment options were valued using the Black-Scholes option pricing model. The collateral shares were valued using the Monte-Carlo simulation option pricing model. Measurement inputs to the Black-Scholes option pricing model and the Monte-Carlo simulation option pricing model include the share price on the measurement date, the exercise price of the instruments, expected volatility (based on an evaluation of the Company’s historic volatility over a period commensurate with the expected term), expected term of the instruments, expected dividends, and the risk- free interest rate (based on government bonds).

Volatility

Although implied volatility is generally considered to more accurately represent ‘expected’ volatility than historical volatility, the lack of exchange-traded derivative prices for Prima BioMed required the model to use historical volatility for the purposes of these indicative valuations. The historical volatilities have been calculated based on Prima BioMed’s daily share price movements for a period commensurate with the expected life of each option. The historical share price data was obtained from an independent external market data source.

Dividend Yield

We have used a dividend yield of 0 % for the model based on Prima BioMed’s nil dividend history.

Risk-free rate

The expected risk-free rates of return used in the valuations are based on the Australian government bond rate commensurate with the tenor of the options.

NOTE 3. RESTATEMENT OF COMPARATIVES

Statement of Comprehensive Income

		Consolidated
Extract	Note	30 June 2010 $A Reported	$A Adjustment	30 June 2010 $A Restated
Expenses
Corporate administrative expenses	(i)	(3,236,506)	(2,579,500)	(5,816,006)
Finance expenses	(iii)	(1,789,108)	(5,157,520)	(6,946,628)
Impairment losses	(ii)	(1,935,548)	1,935,548	—

Loss before income tax expense		(12,159,115)	(5,801,472)	(17,960,587)

Income tax expense		—	—	—

Loss after income tax expense for the year		(12,159,115)	(5,801,472)	(17,960,587)

Other Comprehensive Income
-Unrealised foreign exchange gain on available-for-sale financial assets	(ii)	—	19,397	19,397
-Impairment of available-for-sale financial assets	(ii)	1,954,945	(1,954,945)	—

Other comprehensive income for the year, net of tax		1,954,945	(1,935,548)	19,397

Total comprehensive loss for the year		(10,204,170)	(7,737,020)	(17,941,190)

Loss for the year is attributable to:

Non-controlling interest		(267)	—	(267)
Owners of Prima BioMed Ltd		(12,158,848)	(5,801,472)	(17,960,320)

		(12,159,115)	(5,801,472)	(17,960,587)

Total comprehensive income for the year is attributable to:

Non-controlling interests		(16)	(2)	(18)
Owners of Prima BioMed Ltd		(10,204,154)	(7,737,018)	(17,941,172)

		(10,204,170)	(7,737,020)	(17,941,190)

Basic and diluted loss per share (cents per share)		(2.43)	(1.17)	(3.60)

Statement of financial position at the beginning of the earliest comparative period.

		Consolidated
Extract	Note	1 July 2009 $A Reported	$A Adjustment	1 July 2009 $A Restated
Equity
Reserves	(ii)	(1,954,694)	1,954,694	—
Accumulated losses	(ii)	(38,798,354)	1,954,694	(40,753,048)

Total equity		1,812,522	—	1,812,522

Statement of financial position at the end of the earliest comparative period.

		Consolidated
Extract	Note	30 June 2010 $A Reported	$A Adjustment	30 June 2010 $A Restated
ASSETS
Current Assets
Other	(iv)	1,059,116	(195,182)	863,934

Total current assets		16,774,352	(195,182)	16,579,170

Non-current assets
Other financial assets	(v)	1,639,504	(1,065,000)	574,504
Other	(iv)	—	299,289	299,289

Total non-current assets		2,236,832	(765,711)	1,471,121

TOTAL ASSETS		19,011,184	(960,893)	18,050,291

LIABILITIES
Current Liabilities
Borrowings	(vi)	700,000	(96,938)	603,062
Derivative financial instruments	(vi)	—	83,620	83,620

Total current liabilities		2,222,783	(13,318)	2,209,465

TOTAL LIABILITIES		2,223,670	(13,318)	2,210,352

NET ASSETS		16,787,514	(947,575)	15,839,939

EQUITY
Contributed equity		67,744,968	6,789,445	74,534,413
Reserves	(ii)	—	19,397	19,397
Accumulated losses		(50,957,202)	(7,756,415)	(58,713,617)

Equity attributable to the owners of Prima BioMed Ltd		16,787,766	(947,573)	15,840,193
Non-controlling interests		(252)	(2)	(254)

TOTAL EQUITY		16,787,514	(947,575)	15,839,939

Statement of Comprehensive Income

		Consolidated
Extract	Note	30 June 2009 $A Reported	$A Adjustment	30 June 2009 $A Restated
Other Comprehensive Income
-Unrealised foreign exchange gain on available-for-sale financial assets	(ii)	—	8,536	8,536
-Impairment of available-for-sale financial assets	(ii)	—	(8,536)	(8,536)

NOTES

(i)	The Company has restated its 2010 Annual Accounts in connection with an error in the valuation of Share Based Payments to directors. Previously, the valuation was based on historic pricing and Black-Scholes Barrier pricing model and assumed performance risks. The appropriate value under the Australian Accounting Standard AASB 2 – Share Based Payments – requires the valuation to be based on the price as at the date of issue (August 5, 2009). This adjusted valuation has increased corporate administrative expenses by $ 2,579,500.

(ii)	The Company has restated its 2010, 2009 and 2008 Annual Accounts in connection with the fair value movement of the available-for-sale financial assets. Previously, the decline in fair value of $1,954,945, which was based on adjusting the price of the most recently issued shares, being convertible preference shares, using an option pricing model to determine the value of ordinary shares, was recorded in the asset revaluation reserve in 2008, and transferred from the asset revaluation reserve to the income statement in 2010. The decline in value should have been impaired in 2008. In addition, an unrealised foreign exchange gain of $ 19,397 has been recognized in the financial assets valuation reserve in 2010. Additional disclosures have been included in the statement of comprehensive income in 2009 to reflect exchange rate movements and related impairments of A$8,536.

The net impact on Impairment of available of sale financial assets in June 2010 is $ 1,935,548. The net impact on Changes in financial assets revaluation reserve in June 2010 is $ 1,935,548.

(iii)	The Company has restated its accounts for the period ended 30 June 2010 in connection with the treatment of the Spring Tree loan facility. A remeasurement of the fair value of shares and options issued to repay the loan, commitment options and collateral shares issued have been expensed over the period of the facility as finance expenses. In addition, loan transaction costs have been amortised over the period of the facility.

The excess of fair value of consideration conveyed (being shares and options issued) over the debt from each tranche has now been calculated and recorded as a finance cost in accordance with paragraph 56 of IAS 39. This has increased finance costs by $ 5,883,768.

The Tranche 6 finance cost included an amount which related to the repayment of the loan for that tranche. This amount has now been removed from finance costs. This has reduced finance costs by $602,732.

The total loan transaction costs, including the initial commencement fee and the maintenance fees, have now been amortised over the term of the Spring Tree loan facility for each tranche in proportion to the total facility. This has increased finance costs by $296,737 and reduced other current assets by $296,737.

Reversal of finance costs previously expensed as incurred. This has reduced finance costs by $907,600 and increased other current assets by $907,600.

The value of the commitment options have been recalculated using the Black-Scholes option pricing model for each tranche and expensed over the term of the Spring Tree loan facility for each tranche in proportion to the total facility. This has increased finance costs by $499,047.

Reversal of the commitment options previously expensed on a straight-line basis based on fair value at commencement of loan facility. This has reduced finance costs by $243,244 and increased other current assets by $243,244.

The fair value of the option to retain the collateral shares at a discount has now been calculated based on a Monte Carlo pricing model for each tranche and expensed over the term of the Spring Tree loan facility for each tranche in proportion to the total facility. This has increased finance costs by $477,527.

In addition, the charge for a modification of the option has now been calculated based on a Monte Carlo pricing model and expensed. This has increased finance costs by $136,943.

The Tranche 12 finance cost has now been apportioned to reflect the exact cost to 30 June 2010. This has reduced finance costs by $382,926.

The overall impact of these restatements on finance costs was an increase in finance costs of $5,157,520. The net impact on Finance expenses in June 2010 is $5,157,520.

(iv)	Reversal of commitment options previously calculated at fair value at commencement of loan facility and recorded as a prepayment in other current assets. This has reduced other current assets by $750,000.

Reallocation between current and non-current components of other assets. This has reduced other current assets by $299,289 and increased other non-current assets by $299,289. The net impact on Other current assets is $195,182.

The net impact on Other non-current assets is $299,289.

(v)	R eversal of the collateral shares valued on the issuing date. This has reduced other financial assets – non-current by $1,065,000 and reduced issued capital by $1,065,000. The net impact on Other financial assets non-current is $1,065,000.

(vi)	The Tranche 12 fair value movement in the shares and options issued and the embedded derivatives have been calculated to reflect the exact balance at 30 June 2010. This has reduced borrowings by $13,318 and reduced issued capital by $369,608.

The net impact on Borrowings is $13,318.

NOTE 4. OPERATING SEGMENTS

Identification of reportable operating segments

The consolidated entity is organised into two operating segments: Cancer Immunotherapy and Other R & D. These operating segments are based on the internal reports that are reviewed and used by the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments.

The CODM reviews both adjusted earnings before interest, tax, depreciation and amortisation (segment result) and profit before income tax.

Types of products and services

The principal products and services of each of these operating segments are as follows:

— Cancer Immunotherapy

— Other R & D

The Consolidated Group has identified its operating segments based on the internal reports that are reviewed and used by the management team in assessing performance and determining the allocation of resources.

The operating segments are identified by management based on the manner in which the expenses are incurred. Discrete financial information about each of these operating segments is reported to the board on a regular basis.

The reportable segments are based on aggregated operating segments determined by similarity of expenses, where expenses in the reportable segments exceed 10% of the total expenses for either the current and / or previous reporting period.

Intersegment receivables, payables and loans

Intersegment loans are initially recognised at the consideration received. Intersegment loans receivable and loans payable that earn or incur non-market interest are not adjusted to fair value based on market interest rates. Intersegment loans are eliminated on consolidation.

Operating segment information

	000,000,000)	000,000,000)	000,000,000)	000,000,000)
30 June 2011	Cancer Immunotherapy A$	Other R&D A$	Intersegment eliminations/ unallocated A$	Consolidated A$
Revenue
Other income	—	—	1,066,196	1,066,196
Total Revenue	—	—	1,066,196	1,066,196

Segment Result	—	—	—	—
Depreciation and amortisation	—	—	(64,287)	(64,287)
other expenses	(7,944,531)	(401,813)	(12,670,536)	(21,016,880)
Loss before income tax expense	(7,944,531)	(401,813)	(12,734,823)	(21,081,167)
Income tax expense				—

Loss after income tax expense				(21,081,167)

	000,000,000)	000,000,000)	000,000,000)	000,000,000)
30 June 2010	Cancer Immunotherapy A$	Other R&D A$	Intersegment eliminations/ unallocated A$	Consolidated A$
Revenue
Other income	41,417	—	482,317	523,734
Total Revenue	41,417	—	482,317	523,734

Segment Result	—	—	—	—
Depreciation and amortisation	—	—	(53,209)	(53,209)
other expenses	(5,155,122)	(2,445,777)	(10,306,479)	(17,907,378)
Loss before income tax expense	(5,155,122)	(2,445,777)	(10,359,688)	(17,960,587)
Income tax expense				—

Loss after income tax expense				(17,960,587)

	000,000,000	000,000,000	000,000,000	000,000,000
30 June 2009	Cancer Immunotherapy A$	Other R&D A$	Intersegment eliminations/ unallocated A$	Consolidated A$
Revenue
Other income	4	—	29,108	29,112
Total Revenue	4	—	29,108	29,112

Segment Result	—	—	—	—
Depreciation and amortisation	—	—	(49,418)	(49,418)
other expenses	(1,212,049)	(1,261,334)	(423,641)	(2,897,024)
Loss before income tax expense	(1,212,049)	(1,261,334)	(473,059)	(2,946,442)
Income tax expense				—

Loss after income tax expense				(2,946,442)

NOTE 5. REVENUE

	$000000.000	$000000.000	$000000.000
	Consolidated
	30 June 2011 A$	30 June 2010 A$	30 June 2009 A$
Other Revenue
Interest	1,066,196	475,037	29,112

Revenue	1,066,196	475,037	29,112

NOTE 6. OTHER INCOME

	$00.00	$00.00	$00.00
	Consolidated
	30 June 2011 A$	30 June 2010 A$	30 June 2009 A$
Research & development tax credit refund	—	48,697	—

NOTE 7. EXPENSES

	Consolidated
	30 June 2011 A$	30 June 2010 A$	30 June 2009 A$
Loss before income tax includes the following specific expenses:
Depreciation
Plant and equipment	22,016	9,809	5,243
Furniture and fittings	335	1,295	2,239

Total depreciation	22,351	11,104	7,482

Amortisation
Patents and trademarks	41,935	41,935	41,936

Total depreciation and amortisation	64,286	53,039	49,418

Impairment
Fair value adjustment to available for sale financial assets	555,107	—	471,464

Research & Development and Intellectual Property
Research and development	9,204,826	4,904,751	380,002
Intellectual property management	326,337	219,771	233,890

Total Research & Development and Intellectual Property	9,531,163	5,124,522	613,892

Corporate and Administrative Expenses
Administrative expenses	2,499,369	2,067,366	1,107,340
Directors’ fees and employee expenses	2,686,645	3,660,378	375,798

Foreign currency loss	127,178	21,615	38,093
Audit and taxation fees	287,796	66,647	50,612

Total Corporate and Administrative Expenses	5,600,988	5,816,006	1,571,843

Other Expenses
Fair value adjustment to liabilities	—	528,846	115,385
Other expenses	—	15,280	4,677

Total Other Expenses	—	544,126	120,062

Finance costs
Finance expenses	6,395,818	6,946,628	148,875

NOTE 8. INCOME TAX EXPENSE

	(00,000,000)	(00,000,000)	(00,000,000)
	Consolidated
	30 June 2011 A$	30 June 2010 A$	30 June 2009 A$
Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(21,081,167)	(17,960,587)	(2,946,442)
Tax at the Australian tax rate of 30%	(6,324,350)	(5,388,176)	(883,933)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:	3,349,512	1,405,186	210,703
Non-deductible expenses	(148,083)	(53,582)	(44,776)

Section 40-880 deductions	(3,122,921)	(4,036,572)	(718,006)

Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognised	3,122,921	4,036,572	718,006

Income tax expense	—	—	—

	(00,000,000)	(00,000,000)	(00,000,000)
	Consolidated
	30 June 2011 A$	30 June 2010 A$	30 June 2009 A$
Deferred tax assets not recognised
Deferred tax assets not recognised comprises temporary differences attributable to:
Carried forward tax losses	16,051,519	13,320,601	8,981,277
Carried forward capital losses	14,905	14,905	14,905
Over provision for prior year tax	(117,007)	(239,749)	211,702
Temporary differences	(32,891)	(167,159)	76,145

Total deferred tax assets not recognised	15,916,526	12,928,598	9,284,029

The above potential tax benefit, which excludes tax losses, for deductible temporary differences has not been recognised in the statement of financial position as the recovery of this benefit is uncertain.

NOTE 9. CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	Consolidated
	30 June 2011 A$	30 June 2010 A$	30 June 2009 A$
Cash on hand	2,888	—	—
Cash at bank	45,540,530	1,567,067	119,952
Cash on deposit	375,134	4,071,275	819,609

	45,918,552	5,638,342	939,561

NOTE 10. CURRENT ASSETS – TRADE AND OTHER RECEIVABLES

	Consolidated
	30 June 2011 A$	30 June 2010 A$
Trade receivables	—	750
Other receivables	35,899	76,095
BAS receivable	—	49

	35,899	76,894

Impairment of receivables

The consolidated entity has recognised a loss of $ nil (2010: $ 10,832) in profit or loss in respect of impairment of receivables for the year ended 30 June 2011.

NOTE 11. CURRENT ASSETS – INVENTORIES

	10,000,000	10,000,000
	Consolidated
	30 June 2011	30 June 2010
	A$	A$
Stock on hand – at cost	214,346	—

NOTE 12. CURRENT ASSETS – OTHER FINANCIAL ASSETS

	10,000,000	10,000,000
	Consolidated
	30 June 2011	30 June 2010
	A$	A$
Not less than three month term deposit	10,000,000	10,000,000

NOTE 13. CURRENT ASSETS – OTHER

	10,000,000	10,000,000
	Consolidated
	30 June 2011	30 June 2010
	A$	A$
Prepayments	498,014	510,770
Security deposit	12,212	2,265
Accrued interest	383,779	350,899

	894,005	863,934

NOTE 14. NON-CURRENT ASSETS – AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Consolidated
	30 June 2011 A$	30 June 2010 A$
Unlisted investments at recoverable amount.	—	574,504

Refer to note 27 for detailed information on financial instruments.

NOTE 15. NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	30 June 2011 A$	30 June 2010 A$
Plant and equipment – at cost	143,397	98,579
Less: accumulated depreciation	(27,772)	(5,755)

	115,625	92,824

Fixtures and fittings – at cost	6,708	6,708
Less: accumulated depreciation	(2,380)	(2,045)

	4,328	4,663

	119,953	97,487

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Plant and Equipment A$	Furniture and Fittings A$	Total A$
Consolidated
Balance at 1 July 2008	12,814	16,898	29,712
Additions	2,660	—	2,660
Disposals	(1,598)	(3,981)	(5,579)
Depreciation Expense	(5,243)	(2,239)	(7,482)

Balance at 30 June 2009	8,633	10,678	19,311

Additions	95,327	—	95,327
Disposals	(1,327)	(4,720)	(6,047)
Depreciation Expense	(9,809)	(1,295)	(11,104)

Balance at 30 June 2010	92,824	4,663	97,487

Additions	44,817	—	44,817
Depreciation expense	(22,016)	(335)	(22,351)

Balance at 30 June 2011	115,625	4,328	119,953

NOTE 16. NON-CURRENT ASSETS – INTANGIBLES

	Consolidated
	30 June 2011	30 June 2010
	A$	A$
Patents, trademarks and licenses – at cost	1,915,671	1,915,671
Less: accumulated Amortisation	(547,766)	(513,907)
Less: Impairment	(909,999)	(901,923)

	457,906	499,841

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Patents, licenses and trademarks A$	Total A$
Consolidated
Balance at 1 July 2008	583,712	583,712
Amortisation expense	(41,935)	(41,935)

Balance at 30 June 2009	541,777	541,777
Amortisation expense	(41,936)	(41,936)

Balance at 30 June 2010	499,841	499,841
Amortisation expense	(41,935)	(41,935)

Balance at 30 June 2011	457,906	457,906

NOTE 17. NON-CURRENT ASSETS – OTHER

	1,770,121	1,770,121
	Consolidated
	30 June 2011	30 June 2010
	A$	A$
Other non-current assets	—	299,289

NOTE 18. CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	1,770,121	1,770,121
	Consolidated
	30 June 2011	30 June 2010
	A$	A$
Trade payables	1,770,121	1,351,987
Other payables	701,091	147,104

	2,471,212	1,499,091

Refer to note 27 for detailed information on financial instruments.

NOTE 19. CURRENT LIABILITIES – BORROWINGS

	1,770,121	1,770,121
	Consolidated
	30 June 2011 A$	30 June 2010 A$
Total secured liabilities
The total secured current liabilities are as follows:
Convertible loan	—	603,062
Derivative loan liability at fair value	—	83,620

	—	686,682

(A)	On July 21, 2009, the Company announced that it had entered into an agreement in relation to a A$25.5 million convertible loan facility from New York-based investment fund SpringTree Special Opportunities Fund, LP (SpringTree) to provide funds for the commercialization of Prima’s headline CVac ovarian cancer vaccine treatment. In the financial year ended June 30, 2010, the Company received A$8.0 million before costs, of which A$7.3 million was repaid by the issue of shares and options.

Each loan is made in a separate tranche, and aside from certain exceptions, each tranche is repaid within 30 days of the draw down by issuing to SpringTree ordinary shares and options to purchase our ordinary shares. The number of ordinary shares issued as repayment is determined by dividing the amount of the tranche by the conversion price. The conversion price is the lesser of:

•	130% (or in certain circumstances, 150%) of the average of the closing price of our ordinary shares for 20 business days prior to the agreement (which is A$0.0743 and A$0.0858 respectively), and

•	90% of the average volume-weighted average price of our ordinary shares for a 5 consecutive business day period during a particular tranche ending on the date

The Company repaid each tranche by delivering ordinary shares, we also grant SpringTree a five-year option per five shares issued to it (1:5), exercisable at 150% of the average of the volume-weighted average prices of our ordinary shares for the 20 business days immediately prior to the repayment date.

During the fiscal year ended June 30. 2010, the Company drew down on an aggregate of A$8.0 million, of which A$7.3 million was repaid by the issue of 73,377,055 ordinary shares and options to purchase 15,498,254 ordinary shares. As of June 30,2010 A$686,682 was owed to SpringTree.

The total loan transaction costs, including the initial commencement fee and the maintenance fees, have been amortised over the term of the SpringTree loan facility for each tranche in proportion to the total facility.

NOTES 20. CURRENT LIABILITIES – DERIVATIVE FINANCIAL INSTRUMENTS

	1,770,121	1,770,121
	Consolidated
	30 June 2011	30 June 2010
	A$	A$
Derivative liability at fair value	—	83,620

Refer to note 27 for detailed information on financial instruments.

NOTE 21. CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	30 June 2011 A$	30 June 2010 A$

Annual leave	65,879	23,692

NOTE 22. NON-CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	30 June 2011	30 June 2010
	A$	A$
Long service leave	4,440	887

NOTE 23. EQUITY – CONTRIBUTED

			Consolidated
	Note		30 June 2011 A$	30 June 2010 A$	30 June 2009 A$
Fully paid ordinary shares	23	(a)	125,066,002	68,926,335	42,136,709
Options over ordinary shares	23	(b)	9,828,999	5,608,078	429,097

			134,895,001	74,534,413	42,565,806

(a) Ordinary Shares			30 June 2011		30 June 2010		30 June 2009
	Note		No.	A$	No.	A$	No.	A$
At the beginning of reporting period			699,237,595	68,926,335	420,574,941	42,136,709	305,079,915	39,745,331
Shares issued during year	(i	)	161,558,834	44,617,993	104,947,129	14,771,556	108,200,026	2,086,998
Exercise of options (Shares issued during the year)	(ii	)	69,076,228	5,107,210	85,338,470	1,246,446	7,295,000	172,489
Fair value of tranche shares to be issued	(iii	)	51,142,972	6,834,695	73,377,055	11,165,452	—	—
Collateral shares	(iv	)	—	1,500,000	15,000,000	—	—	—
Cost of options exercised			—	—	—	(215,177)	—	—
Expiration of Options			—	—	—	—	—	219,257
Transaction costs relating to share issues			—	(1,920,231)	—	(178,651)	—	(87,366)

At reporting date			981,015,629	125,066,002	699,237,595	68,926,335	420,574,941	42,136,709

2011	Details	Note	Number	Issue Price A$	Total A$
21 Jul 2010	SpringTree Convertible Loan – T12 Tranche Repayment Shares	iii)	8,610,086	0.108	929,429
21 Jul 2010	Exercise of PRRO options	ii)	1,251,850	0.022	27,541
11 Aug 2010	Exercise of PRRO options	ii)	890,000	0.022	19,580
23 Aug 2010	SpringTree Convertible Loan – T13 Tranche Repayment Shares	iii)	8,474,576	0.095	808,390
06 Aug 2010	Expiry of options	ii)			300
30 Aug 2010	Exercise of PRRO options	ii)	1,011,538	0.022	22,254
24 Sep 2010	SpringTree Convertible Loan – T14 Tranche Repayment Shares	iii)	8,706,468	0.100	866,577
01 Oct 2010	Exercise of PRRO options	ii)	200,000	0.022	4,400
08 Oct 2010	Exercise of PRRO options	ii)	489,000	0.022	10,758
22 Oct 2010	Exercise of PRRO options	ii)	200,000	0.022	4,400
27 Oct 2010	SpringTree Convertible Loan – T15 Tranche Repayment Shares	iii)	7,700,770	0.133	1,025,435
28 Oct 2010	Exercise of PRRO options	ii)	261,000	0.022	5,742
11 Nov 2010	Exercise of PRRO options	ii)	200,000	0.022	4,400
24 Nov 2010	SpringTree Convertible Loan – T16 Tranche Repayment Shares	iii)	6,578,947	0.120	788,040
06 Dec 2010	Issue of shares to Directors	i)	1,250,000	0.100	125,000
10 Dec 2010	Exercise of PRRO options	ii)	71,242	0.022	1,567
23 Dec 2010	Exercise of PRRO options	ii)	100,000	0.022	2,200
31 Dec 2010	SpringTree Convertible Loan – T17 Tranche Repayment Shares (part)	iii)			22,608
31 Dec 2009	Equity to Be Issued	ii)			50,000
04 Jan 2011	SpringTree Convertible Loan – T17 Tranche Repayment Shares (part)	iii)	7,368,421	0.200	1,476,601
04 Jan 2011	Exercise of PRRO options	ii)	2,500,000	0.002	5,000
10 Jan 2011	SpringTree placement of shares	i)	6,209,638	0.201	1,250,000
10 Jan 2011	Exercise of PRRO options	ii)	600,000	0.022	13,200
13 Jan 2011	Exercise of PRRO options	ii)	2,038,333	0.022	44,843
19 Jan 2011	Exercise of PRRO options	ii)	4,461,473	0.022	98,152
27 Jan 2011	Exercise of PRRO options	ii)	2,118,407	0.022	46,605
01 Feb 2011	Exercise of ESOP options	ii)	100,000	0.100	10,000
01 Feb 2011	SpringTree Convertible Loan – T18 Tranche Repayment Shares	iii)	3,703,704	0.248	917,615
03 Feb 2011	Exercise of PRRO options	ii)	85,160	0.022	1,874
14 Feb 2011	Exercise of PRRO options	ii)	200,000	0.022	4,400
17 Feb 2011	Exercise of PRRAI options	ii)	5,000,000	0.063	314,500
17 Feb 2011	Exercise of PRRO options	ii)	200,000	0.022	4,400
24 Feb 2011	SpringTree conversion of Convertible security – part of $ 1.25m	i)	3,140,704	0.355	1,116,419
28 Feb 2011	Exercise of PRRO options	ii)	210,553	0.022	4,632
03 Mar 2011	SpringTree conversion of Convertible security – part of $ 1.25m	i)	3,140,704	0.235	738,065
10 Mar 2011	Exercise of PRRO options	ii)	1,112,929	0.022	24,484
17 Mar 2011	Exercise of PRRO options	ii)	39,000	0.022	858
24 Mar 2011	Exercise of PRRAI options	ii)	5,000,000	0.063	314,500
29 Mar 2011	Issue of 15 million collateral shares	iv)	—	—	1,500,000
30 Mar 2011	Exercise of PRRO options	ii)	3,035,000	0.022	66,770
08 Apr 2011	Exercise of PRRO options	ii)	893,466	0.022	19,656
14 Apr 2011	Exercise of PRRO options	ii)	946,468	0.022	20,822

2011	Details	Note	Number	Issue Price A$	Total A$
14 Apr 2011	Exercise of PRRAI options	ii)	5,000,000	0.063	314,500
21 Apr 2011	Exercise of PRRAF options	ii)	1,722,017	0.161	276,384
21 Apr 2011	Exercise of PRRAK options	ii)	1,694,915	0.144	243,898
21 Apr 2011	Exercise of PRRAG options	ii)	1,741,294	0.141	246,219
21 Apr 2011	Exercise of PRRO options	ii)	384,176	0.022	8,452
29 Apr 2011	Exercise of PRRO options	ii)	1,348,685	0.022	29,671
06 May 2011	Exercise of PRRAH options	ii)	1,540,154	0.194	299,406
06 May 2011	Exercise of PRRAJ options	ii)	1,315,789	0.189	249,079
06 May 2011	Exercise of PRRAL options	ii)	1,473,684	0.187	276,168
06 May 2011	Exercise of PRRO options	ii)	65,000	0.022	1,430
13 May 2011	Exercise of PRRO options	ii)	125,000	0.022	2,750
23 May 2011	Exercise of PRRO options	ii)	817,000	0.022	17,974
24 May 2011	Exercise of PRRO options	ii)	2,225,505	0.022	48,961
24 May 2011	Exercise of PRRAC options	ii)	2,000,000	0.250	500,000
26 May 2011	Share Placement	i)	75,000,000	0.280	21,000,000
31 May 2011	Exercise of PRRO options	ii)	404,050	0.022	8,888
02 Jun 2011	Exercise of PRRAM options	ii)	1,547,988	0.105	163,003
02 Jun 2011	Exercise of PRRAQ options	ii)	1,766,784	0.133	234,099
02 Jun 2011	Exercise of PRRAO options	ii)	1,884,253	0.223	420,377
02 Jun 2011	Exercise of PRRAA options	ii)	1,076,095	0.220	236,311
02 Jun 2011	Exercise of PRRAE options	ii)	1,144,726	0.207	236,959
02 Jun 2011	Exercise of PRRO options	ii)	368,765	0.022	8,113
06 Jun 2011	Exercise of PRRO options	ii)	221,750	0.022	4,879
10 Jun 2011	Exercise of PRRO options	ii)	292,303	0.022	6,431
20 Jun 2011	Exercise of PRRO options	ii)	1,700,876	0.022	37,419
27 Jun 2011	Exercise of PRRO options	ii)	4,000,000	0.022	88,000
30 Jun 2011	SPP Capital Raising	i)	72,817,788	0.280	20,388,509
Transaction costs relating to share issues					(1,920,231)

			281,778,034		56,139,667

2010	Details	Note	Number	Issue Price A$	Total A$
17 Jul 2009	Exercise of PRRO Options	ii)	3,000,000	0.022	66,000
21 Jul 2009	Convertible Loan agreement	iv)	15,000,000	0.071	—
29 Jul 2009	Exercise of PRRO Options	ii)	2,233,363	0.022	49,134
10 Aug 2009	Convertible Loan – SpringTree – Tranche 1	iii)	7,739,938	0.069	534,306
17 Aug 2009	Exercise of PRRO Options	ii)	16,371,430	0.022	360,171
02 Sep 2009	Exercise of PRRO Options	ii)	3,704,800	0.022	81,506
09 Sep 2009	Convertible Loan – SpringTree – Tranche 2	iii)	8,833,922	0.101	889,571
11 Sep 2009	Exercise of PRRO Options	ii)	1,525,000	0.022	33,550
16 Sep 2009	Exercise of PRRAO Options	ii)	38,500,000	—	—
24 Sep 2009	Exercise of PRRO Options	ii)	3,058,933	0.022	67,297
07 Oct 2009	Exercise of PRRAE Options	ii)	2,000,000	0.125	260,000
09 Oct 2009	Exercise of PRRO Options	ii)	400,000	0.022	8,800
09 Oct 2009	Convertible Loan – SpringTree – Tranche 3	iii)	9,421,265	0.222	2,088,822
13 Oct 2009	Exercise of PRRO Options	ii)	2,232,178	0.022	49,108
29 Oct 2009	Exercise of PRRO Options	ii)	1,900,000	0.022	41,800
09 Nov 2009	Convertible Loan – SpringTree – Tranche 4	iii)	9,421,265	0.178	1,680,609
13 Nov 2009	Exercise of PRRO Options	ii)	2,847,200	0.022	62,638
27 Nov 2009	Exercise of PRRO Options	ii)	333,500	0.022	7,337
30 Nov 2009	Share Purchase Plan	i)	80,401,244	0.140	11,256,108
02 Dec 2009	Issued as per Resolution 3 of AGM	i)	211,267	0.071	15,000
03 Dec 2009	Issued in lieu of cash payment for services rendered	i)	71,430	0.140	10,000
10 Dec 2009	Exercise of PRRO Options	ii)	200,000	0.022	4,400
14 Dec 2009	Convertible Loan – SpringTree – Tranche 5	iii)	5,307,051	0.156	826,195
16 Dec 2009	Exercise of PRRO Options	ii)	120,000	0.022	2,640
18 Dec 2009	Conversion of Convertible Loan – Resolution 3 of June GM	i)	4,830,084	0.159	769,813
31 Dec 2009	Convertible Loan – SpringTree – Tranche 6	iii)	5,307,051	—	42,309
05 Jan 2010	Exercise of PRRO Options	ii)	2,045,000	0.022	44,990
11 Jan 2010	Exercise of PRRO Options	ii)	251,333	0.022	5,529
12 Jan 2010	Convertible Loan – SpringTree – Tranche 6	iii)	—	—	878,993
21 Jan 2010	Exercise of PRRO Options	ii)	170,000	0.022	3,740
29 Jan 2010	Exercise of PRRO Options	ii)	266,666	0.022	5,867
09 Feb 2010	Exercise of PRRO Options	ii)	10,000	0.022	220
23 Feb 2010	Convertible Loan – SpringTree – Tranche 7	iii)	5,591,055	0.187	1,045,777
23 Feb 2010	Issue of SPP Shortfall to investors	i)	17,602,741	0.140	2,464,384
26 Feb 2010	Issue of SPP Shortfall to investors	i)	1,638,577	0.140	229,401
05 Mar 2010	Exercise of PRRO Options	ii)	1,475,000	0.022	32,450
12 Mar 2010	Exercise of PRRO Options	ii)	225,000	0.022	4,950
19 Mar 2010	Exercise of PRRO Options	ii)	40,000	0.022	880
19 Mar 2010	Convertible Loan – SpringTree – Tranche 8	iii)	5,376,344	0.150	805,883
01 Apr 2010	Exercise of PRRO Options	ii)	252,500	0.022	5,555
15 Apr 2010	Exercise of PRRO Options	ii)	1,000,000	0.022	22,000
20 Apr 2010	Convertible Loan – SpringTree – Tranche 9	iii)	5,380,477	0.158	852,800

2010	Details	Note		Number	Issue Price A$	Total A$
28 Apr 2010	Exercise of PRRO Options	ii	)	676,567	0.022	14,884
19 May 2010	Convertible Loan – SpringTree – Tranche 10	iii	)	5,275,057	0.149	785,134
08 Jun 2010	Exercise of PRRO Options	ii	)	250,000	0.022	5,500
15 Jun 2010	Exercise of PRRO Options	ii	)	250,000	0.022	5,500
21 Jun 2010	Convertible Loan – SpringTree – Tranche 11	iii	)	5,723,630	0.127	727,805
30 Jun 2010	Shares issue to employee	i	)	191,786	0.140	26,850
30 Jun 2010	Convertible Loan – SpringTree – Tranche 12 (Part)	iii	)	—	—	7,248
Cost of Options Exercised						(215,177)

Transaction costs relating to share issues						(178,651)

				278,662,654		26,789,626

2009	Details	Note		Number	Issue Price A$	Total A$
31 Dec 2008	Share purchase plan	i	)	39,600,000	0.005	198,000
17 Apr 2009	Exercise of options	ii	)	2,000,000	0.010	20,000
21 Apr 2009	Shares issued in lieu of cash	i	)	5,473,684	0.019	104,000
11 May 2009	Exercise of options	ii	)	3,056,500	0.020	61,130
22 May 2009	Exercise of options	ii	)	1,700,000	0.020	34,000
4 Jun 2009	Exercise of options	ii	)	403,500	0.020	8,070
24 Jun 2009	Exercise of options	ii	)	135,000	0.020	2,699
29 Jun 2009	Share purchase plan	i	)	2,357,112	0.070	164,998
30 Jun 2009	Shares issued to investors	i	)	57,692,307	0.026	1,500,000
30 Jun 2009	Shares issued to consultants	i	)	3,076,923	0.039	120,000
30 Jun 2009	Issue costs of exercised options	ii	)			46,590

				115,495,026		2,259,487

			Consolidated		Consolidated		Consolidated
			30 June 2011		30 June 2010		30 June 2009
(b) Options	Note		No.	A$	No.	A$	No.	A$
At the beginning of reporting period			152,958,086	5,608,078	166,698,302	429,097	185,243,302	694,944
Options movements during year
Options issued during year	(i	)	44,728,594	2,194,810	56,498,254	4,918,131	—	—
Exercise of Options	(ii	)	(69,076,228)	(69,380)	(85,338,470)	(215,177)	(7,295,000)	(46,590)
(Shares issued during the year)
Expiry of options	(iii	)	(300,000)	(300)	—	—	(11,250,000)	(219,257)
Commitment options	(iv	)	—	2,069,576	15,000,000	474,931	—	—
ESOP options	(v	)	—	26,215	100,000	1,096	—	—

At reporting date			128,310,452	9,828,999	152,958,086	5,608,078	166,698,302	429,097

2011	Details	Note		Number	Issue Price A$	Total A$
21 Jul 2010	SpringTree Convertible Loan – T12 Options exercisable at $ 0.1605 21/7/2015	i	)	1,722,017	0.081	140,180
21 Jul 2010	Exercise of PRRO Options	ii	)	(1,251,850)	(0.002)	(2,504)
06 Aug 2010	Expiry of PRRAK options (exercisable at $ 0.20 6/8/2010)	iii	)	(300,000)	0.001	(300)
11 Aug 2010	Exercise of PRRO Options	ii	)	(890,000)	(0.002)	(1,780)
23 Aug 2010	SpringTree Convertible Loan – T13 Options exercisable at $ 0.1439 20/8/2015	i	)	1,694,915	0.071	119,499
30 Aug 2010	Exercise of PRRO Options	ii	)	(1,011,538)	(0.002)	(2,023)
24 Sep 2010	SpringTree Convertible Loan – T14 Options exercisable at $ 0.1414 22/9/2015	i	)	1,741,294	0.070	122,400
01 Oct 2010	Exercise of PRRO Options	ii	)	(200,000)	(0.002)	(400)
08 Oct 2010	Exercise of PRRO Options	ii	)	(489,000)	(0.002)	(978)
22 Oct 2010	Exercise of PRRO Options	ii	)	(200,000)	(0.002)	(400)
27 Oct 2010	SpringTree Convertible Loan – T15 Options exercisable at $ 0.1944 27/10/2015	i	)	1,540,154	0.108	165,997
28 Oct 2010	Exercise of PRRO Options	ii	)	(261,000)	(0.002)	(522)
11 Nov 2010	Exercise of PRRO Options	ii	)	(200,000)	(0.002)	(400)
24 Nov 2010	SpringTree Convertible Loan – T16 Options exercisable at $ 0.1893 24/11/2015	i	)	1,315,789	0.097	127,834
06 Dec 2010	Issue of options to Directors (20 cents, 6 Dec. 2013)	i	)	32,500,000	0.032	1,053,000
06 Dec 2010	Issue of options to Director (10 cents, 6 Dec. 2014)	i	)	2,000,000	0.007	14,300
10 Dec 2010	Exercise of PRRO Options	ii	)	(71,242)	(0.002)	(142)
23 Dec 2010	Exercise of PRRO Options	ii	)	(100,000)	(0.002)	(200)
31 Dec 2010	SpringTree Convertible Loan – T17	i	)	—	—	27,336
04 Jan 2011	SpringTree Convertible Loan – T17 Options exercisable at $0.1874 04/01/2016	i	)	1,473,684	0.185	244,773
04 Jan 2011	Exercise of PRRO Options	ii	)	(2,500,000)	(0.002)	(5,000)
10 Jan 2011	Exercise of PRRO Options	ii	)	(600,000)	(0.002)	(1,200)
13 Jan 2011	Exercise of PRRO Options	ii	)	(2,038,333)	(0.002)	(4,077)
19 Jan 2011	Exercise of PRRO Options	ii	)	(4,461,473)	(0.002)	(8,923)
27 Jan 2011	Exercise of PRRO Options	ii	)	(2,118,407)	(0.002)	(4,237)
11 Jan 2011	Take-up of commitment options (15 m) based on valuation at each drawdown date	iv	)	—	—	1,347,214
31 Jan 2011	To expense ESOP options	v	)	—	—	26,215
01 Feb 2011	Exercise of ESOP options	ii	)	(100,000)	(0.008)	757
01 Feb 2011	SpringTree Convertible Loan – T18 Options exercisable at $ 0.3390 1/02/2016	i	)	740,741	0.242	179,491
03 Feb 2011	Exercise of PRRO Options	ii	)	(85,160)	(0.002)	(170)
14 Feb 2011	Exercise of PRRO Options	ii	)	(200,000)	(0.002)	(400)
17 Feb 2011	Exercise of PRRAI options	ii	)	(5,000,000)	—	—
17 Feb 2011	Exercise of PRRO Options	ii	)	(200,000)	(0.002)	(400)
28 Feb 2011	Exercise of PRRO Options	ii	)	(210,553)	(0.002)	(421)
04 Mar 2011	Take-up of commitment options (15 m) based on valuation at each drawdown date	iv	)	—	—	722,362
10 Mar 2011	Exercise of PRRO Options	ii	)	(1,112,929)	(0.002)	(2,226)

2011	Details	Note		Number	Issue Price A$	Total A$
17 Mar 2011	Exercise of PRRO Options	ii	)	(39,000)	(0.002)	(78)
24 Mar 2011	Exercise of PRRAI options	ii	)	(5,000,000)	—	—
30 Mar 2011	Exercise of PRRO Options	ii	)	(3,035,000)	(0.002)	(6,070)
08 Apr 2011	Exercise of PRRO Options	ii	)	(893,466)	(0.002)	(1,787)
14 Apr 2011	Exercise of PRRO Options	ii	)	(946,468)	(0.002)	(1,893)
14 Apr 2011	Exercise of PRRAI options	ii	)	(5,000,000)	—	—
21 Apr 2011	Exercise of PRRAF options	ii	)	(1,722,017)	—	—
21 Apr 2011	Exercise of PRRAK options	ii	)	(1,694,915)	—	—
21 Apr 2011	Exercise of PRRAG options	ii	)	(1,741,294)	—	—
21 Apr 2011	Exercise of PRRO Options	ii	)	(384,176)	(0.002)	(768)
29 Apr 2011	Exercise of PRRO Options	ii	)	(1,348,685)	(0.002)	(2,697)
06 May 2011	Exercise of PRRAH options	ii	)	(1,540,154)	—	—
06 May 2011	Exercise of PRRAJ options	ii	)	(1,315,789)	—	—
06 May 2011	Exercise of PRRAL options	ii	)	(1,473,684)	—	—
06 May 2011	Exercise of PRRO Options	ii	)	(65,000)	(0.002)	(130)
13 May 2011	Exercise of PRRO Options	ii	)	(125,000)	(0.002)	(250)
23 May 2011	Exercise of PRRO Options	ii	)	(817,000)	(0.002)	(1,634)
24 May 2011	Exercise of PRRO Options	ii	)	(2,225,505)	(0.002)	(4,451)
24 May 2011	Exercise of PRRAC options	ii	)	(2,000,000)	—	—
31 May 2011	Exercise of PRRO Options	ii	)	(404,050)	(0.002)	(808)
02 Jun 2011	Exercise of PRRAM options	ii	)	(1,547,988)	—	—
02 Jun 2011	Exercise of PRRAQ options	ii	)	(1,766,784)	—	—
02 Jun 2011	Exercise of PRRAO options	ii	)	(1,884,253)	—	—
02 Jun 2011	Exercise of PRRAA options	ii	)	(1,076,095)	—	—
02 Jun 2011	Exercise of PRRAE options	ii	)	(1,144,726)	—	—
02 Jun 2011	Exercise of PRRO Options	ii	)	(368,765)	(0.002)	(738)
10 Jun 2011	Exercise of PRRO Options	ii	)	(292,303)	(0.002)	(585)
20 Jun 2011	Exercise of PRRO Options	ii	)	(1,700,876)	(0.002)	(3,402)
30 Jun 2011	Exercise of PRRO Options	ii	)	(4,221,750)	(0.002)	(8,444)

				(24,647,634)		4,220,921

PRRO are tradeable listed options.

As at June 30, 2011

Code	Quantity	Weighted Average exercise value		Excercise by date	Exercise value
PRRO	84,491,303	A$	0.0200	31-Dec-11	A$	1,689,826
PRRAS	1,884,253	A$	0.2685	09-Nov-14	A$	505,922
PRRAU	1,884,253	A$	0.2360	08-Dec-14	A$	444,684
PRRAY	1,061,411	A$	0.2271	12-Jan-15	A$	241,046
PRRAW	1,118,211	A$	0.2345	12-Feb-15	A$	262,220
PRRAZ	1,075,269	A$	0.2277	18-Mar-15	A$	244,839
PRRAC	500,000	A$	0.2500	06-May-15	A$	125,000
PRRAD	1,055,011	A$	0.2351	19-May-15	A$	248,033
PRRAL	32,500,000	A$	0.2000	06-Dec-13	A$	6,500,000
PRRAL	2,000,000	A$	0.1000	06-Dec-14	A$	200,000
PRRAL	740,741	A$	0.3390	01-Feb-16	A$	251,111

As at June 30, 2011	128,310,452				A$	10,712,682

As at June 30, 2011	Weighted	A$	0.0835

	Average exercise value

2010	Details	Note		Number	Issue Price A$	Total A$
17 Jul 2009	Exercise of PRRO Options	ii	)	(3,000,000)	(0.002)	(6,000)
21 Jul 2009	Commitment Options	iv	)	15,000,000	0.032	474,931
29 Jul 2009	Exercise of PRRO Options	ii	)	(2,233,363)	(0.002)	(4,467)
05 Aug 2009	Issue of Shares as per Resolutions 1, 2 & 3 of GM	i	)	38,500,000	0.070	2,695,000
10 Aug 2009	Convertible Loan – SpringTree – Tranche 1	i	)	1,547,988	0.050	76,713
17 Aug 2009	Exercise of PRRO Options	ii	)	(16,371,430)	(0.002)	(32,743)
02 Sep 2009	Exercise of PRRO Options	ii	)	(3,704,800)	(0.002)	(7,410)
09 Sep 2009	Convertible Loan – SpringTree – Tranche 2	i	)	1,766,784	0.074	130,993
11 Sep 2009	Exercise of PRRO Options	ii	)	(1,525,000)	(0.002)	(3,050)
16 Sep 2009	Exercise of PRRAO Options	ii	)	(38,500,000)	(0.002)	(115,500)
24 Sep 2009	Exercise of PRRO Options	ii	)	(3,058,933)	(0.002)	(6,118)
09 Oct 2009	Exercise of PRRAE Options	ii	)	(2,000,000)	(0.002)	(10,000)
09 Oct 2009	Exercise of PRRO Options	ii	)	(400,000)	(0.002)	(800)
09 Oct 2009	Convertible Loan – SpringTree – Tranche 3	i	)	1,884,253	0.217	409,140
13 Oct 2009	Exercise of PRRO Options	ii	)	(2,232,178)	(0.002)	(4,464)
29 Oct 2009	Exercise of PRRO Options	ii	)	(1,900,000)	(0.002)	(3,800)
09 Nov 2009	Convertible Loan – SpringTree – Tranche 4	i	)	1,884,253	0.143	268,578
13 Nov 2009	Exercise of PRRO Options	ii	)	(2,847,200)	(0.002)	(5,694)
27 Nov 2009	Exercise of PRRO Options	ii	)	(333,500)	(0.002)	(667)
10 Dec 2009	Exercise of PRRO Options	ii	)	(200,000)	(0.002)	(400)
14 Dec 2009	Convertible Loan – SpringTree – Tranche 5	i	)	1,884,253	0.112	211,734
16 Dec 2009	Exercise of PRRO Options	ii	)	(120,000)	(0.002)	(240)
31 Dec 2009	Convertible Loan – SpringTree – Tranche 6	i	)	1,061,411	0.148	28,217
05 Jan 2010	Exercise of PRRO Options	ii	)	(2,045,000)	(0.002)	(4,090)
11 Jan 2010	Exercise of PRRO Options	ii	)	(251,333)	(0.002)	(503)
12 Jan 2010	Convertible Loan – SpringTree – Tranche 6	i	)	—	—	129,349
21 Jan 2010	Exercise of PRRO Options	ii	)	(170,000)	(0.002)	(340)
29 Jan 2010	Exercise of PRRO Options	ii	)	(266,666)	(0.002)	(533)
09 Feb 2010	Exercise of PRRO Options	ii	)	(10,000)	(0.002)	(20)
23 Feb 2010	Convertible Loan – SpringTree – Tranche 7	i	)	1,118,211	0.150	167,455
05 Mar 2010	Exercise of PRRO Options	ii	)	(1,475,000)	(0.002)	(2,950)
12 Mar 2010	Exercise of PRRO Options	ii	)	(225,000)	(0.002)	(450)
23 Feb 2010	Exercise of PRRO Options	ii	)	(40,000)	(0.002)	(80)
19 Mar 2010	Convertible Loan – SpringTree – Tranche 8	i	)	1,075,269	0.178	191,665
01 Apr 2010	Exercise of PRRO Options	ii	)	(252,500)	(0.002)	(505)
15 Apr 2010	Exercise of PRRO Options	ii	)	(1,000,000)	(0.002)	(2,000)
20 Apr 2010	Convertible Loan – SpringTree – Tranche 9	i	)	1,076,095	0.124	133,394
28 Apr 2010	Exercise of PRRO Options	ii	)	(676,567)	(0.002)	(1,353)
06 May 2010	ESOP – Matt – Resolution 4 of April 2010 GM	v	)	100,000	0.015	1,513
06 May 2010	April 2010 GM – Resol 5 in lieu cash for services	i	)	500,000	0.083	41,495
06 May 2010	Issued in lieu of cash payment for services rendered	i	)	2,000,000	0.083	165,980
19 May 2010	Convertible Loan – SpringTree – Tranche 10	i	)	1,055,011	0.133	140,656

2010	Details	Note		Number	Issue Price A$	Total A$
08 Jun 2010	Exercise of PRRO Options	ii	)	(250,000)	(0.002)	(500)
15 Jun 2010	Exercise of PRRO Options	ii	)	(250,000)	(0.002)	(500)
21 Jun 2010	Convertible Loan – SpringTree – Tranche 11	i	)	1,144,726	0.112	127,762
30 Jun 2010	Expensing of ESOP options issued	v	)	—	—	(417)

				(13,740,216)		5,178,981

Code	Quantity	Weighted Average exercise value		Excercise by date	Exercise value
PRRO	119,559,832	A$	0.0200	31-Dec-11	A$	2,391,197
PRRAK	300,000	A$	0.2000	06-Aug-10	A$	60,000
PRRAI	15,000,000	A$	0.0629	20-Jul-14	A$	943,500
PRRAM	1,547,988	A$	0.1053	10-Aug-14	A$	163,003
PRRAQ	1,766,784	A$	0.1325	09-Sep-14	A$	234,099
PRRAO	1,884,253	A$	0.2231	10-Oct-14	A$	420,377
PRRAS	1,884,253	A$	0.2685	09-Nov-14	A$	505,922
PRRAU	1,884,253	A$	0.2360	08-Dec-14	A$	444,684
PRRAY	1,061,411	A$	0.2271	12-Jan-15	A$	241,046
PRRAW	1,118,211	A$	0.2345	12-Feb-15	A$	262,220
PRRAZ	1,075,269	A$	0.2270	18-Mar-15	A$	244,086
PRRAA	1,076,095	A$	0.2196	19-Apr-15	A$	236,310
PRRAB	100,000	A$	0.1000	01-Feb-11	A$	10,000
PRRAC	2,500,000	A$	0.2500	06-May-15	A$	625,000
PRRAD	1,055,011	A$	0.2351	19-May-15	A$	248,033
PRRAE	1,144,726	A$	0.2070	21-Jun-15	A$	236,958

As at June 30, 2010	152,958,086				A$	7,266,436

As at June 30, 2010	Weighted	A$	0.0475

	Average exercise value

2009	Details	Note		Number	Issue Price A$	Total A$
30 Sept 2008	Expiry of options ( PRRAA)	iii	)	(5,000,000)	(0.005)	(22,500)
26 Feb 2009	Expiry of options ( PRRAY)	iii	)	(5,250,000)	(0.029)	(154,007)
26 Feb 2009	Expiry of Options (PRRAC)	iii	)	(1,000,000)	(0.043)	(42,750)
17 April 2009	Exercise of Options	ii	)	(2,000,000))	(0.018)	(36,000)
11 May 2009	Exercise of Options	ii	)	(3,056,500)	(0.002)	(6,113)
22 May 2009	Exercise of Options	ii	)	(1,700,000)	(0.002)	(3,400)
4 June 2009	Exercise of Options	ii	)	(403,500)	(0.002)	(807)
24 June 2009	Exercise of Options	ii	)	(135,000)	(0.002)	(270)

				(18,545,000)		(265,847)

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

A class shares

A class shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held, with priority over ordinary shareholders.

A class shares do not have any voting rights.

Share buy-back

There is no current on-market share buy-back.

Capital risk management

The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The consolidated entity would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current parent entity’s share price at the time of the investment. The consolidated entity is not actively pursuing additional investments in the short term as it continues to integrate and grow its existing businesses in order to maximise synergies.

The consolidated entity is subject to certain financing arrangements covenants and meeting these are given priority in all capital risk management decisions. There have been no events of default on the financing arrangements during the financial year.

NOTE 24. EQUITY – RESERVES

	Consolidated
	30 June 2011	30 June 2010	30 June 2009
	A$	A$	A$
Available-for-sale reserve	—	19,397	—
Foreign currency reserve	(1,157)	—	—

	(1,157)	19,397	—

NOTE 25. EQUITY – NON-CONTROLLING INTEREST

	Consolidated
	30 June 2011	30 June 2010	30 June 2009
	A$	A$	A$
Accumulated losses	—	(254)	(236)

NOTE 26. EQUITY – DIVIDENDS

There were no dividends paid or declared during the current or previous financial year.

NOTE 27. FINANCIAL INSTRUMENTS

Financial risk management objectives

The consolidated entity’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, price risk and interest rate risk), credit risk and liquidity risk. The consolidated entity’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the consolidated entity. The consolidated entity uses derivative financial instruments such as forward foreign exchange contracts to hedge certain risk exposures. Derivatives are exclusively used for hedging purposes, i.e not as trading or other speculative instruments. The consolidated entity uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk.

Risk management is carried out by senior finance executives (‘finance’) under policies approved by the Board of Directors (‘Board’). These policies include identification and analysis of the risk exposure of the consolidated entity and appropriate procedures, controls and risk limits. Finance identifies, evaluates and hedges financial risks within the consolidated entity’s operating units. Finance reports to the Board on a monthly basis.

Market risk

Foreign currency risk

The consolidated entity undertakes certain transactions denominated in foreign currency and are exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

Steps to reduce risk may include the acquisition of foreign currency ahead of the anticipated due date of an invoice or may include negotiations with suppliers to make payment in our functional currency.

At 30 June 2011, the Consolidated Group had the following exposure to foreign currency risk that is not denominated in Australian dollars. All amounts have been converted to Australian dollars using applicable rates.

As from 1 July 2011, the Consolidated Group has entered into a hedging arrangement that covers 75% of the forecast foreign currency expenditure to 30 June 2012 and 50% of the forecast foreign currency expenditure for the following 12 month period to 30 June 2013.

The carrying amount of the consolidated entity’s foreign currency denominated financial assets and financial liabilities at the reporting date was as follows:

Consolidated	Assets		Liabilities
	30 June 2011	30 June 2010	30 June 2011	30 June 2010
	A$	A$	A$	A$
US Dollars	—	—	1,079,130	656,413
Euros	—	—	205,232	—
Swiss Francs	—	—	—	45,731
Canadian Dollars	—	574,504	—	—

	—	574,504	1,284,362	702,144

The consolidated entity had liabilities denominated in $ US dollars of $ 1,079,130 (2010: $ 656,413). Based on this exposure, had the Australian dollar weakened by 5% / strengthened by 5% (2010: weakened by 5% / strengthened by 5%) against this foreign currency with all other variables held constant, the consolidated entity’s profit before tax for the year would have been $ 53,957 lower/ $ 53,957 higher (2010: $ 32,821 lower / $ 32,821 higher) and equity would have been $ 53,957 lower / $ 53,957 higher (2010: $ 32,821 lower / $ 32,821 higher).

The consolidated entity had assets denominated in Canadian dollars of $ nil (2010: $ 574,504). Based on this exposure, had the Australian dollar weakened by 5% / strengthened by 5% (2010: weakened by 5% / strengthened by 5%) against this foreign currency with all other variables held constant, the consolidated entity’s profit before tax for the year would have been $ nil lower / $ nil higher (2010: $ 28,725 lower / $ 28,725 higher) and equity would have been $ nil lower / $ nil higher (2010: $ 28,725 lower / $ 28,725 higher).

The consolidated entity had liabilities denominated in Swiss francs of $ nil (2010: $ 45,731). Based on this exposure, had the Australian dollar weakened by 5% / strengthened by 5% (2010: weakened by 5% / strengthened by 5%) against this foreign currency with all other variables held constant, the consolidated entity’s profit before tax for the year would have been $ nil lower / $ nil higher (2010: $ 2,287 lower / $ 2,287 higher) and equity would have been $ nil lower / $ nil higher (2010: $ 2,287 lower / $ 2,287 higher).

The consolidated entity had liabilities denominated in Euros of $ 205,232 (2010: $ nil). Based on this exposure, had the Australian dollar weakened by 5% / strengthened by 5% (2010: weakened by 5% / strengthened by 5%) against this foreign currency with all other variables held constant, the consolidated entity’s profit before tax for the year would have been $ 10,261 lower / $10,261 higher (2010: $ nil lower / $ nil higher) and equity would have been $ 10,261 lower / $ 10,261 higher (2010: $ nil lower / $ nil higher).

Price risk

The consolidated entity is not exposed to any significant price risk.

Interest rate risk

The Company is exposed to interest rate risk via the cash and cash equivalents that it holds. Interest rate risk is the risk that a financial instruments’ value will fluctuate as a result of changes in market interest rates. The objective of managing interest rate risk is to minimize the Company’s exposure to fluctuations in interest rates that might impact its interest revenue and cash flow.

To manage interest rate risk, the Company locks a portion of the Company’s cash and cash equivalents into term deposits. The maturity of term deposits is determined based on the Company’s cash flow forecast. Interest rate risk is considered when placing funds on term deposits.

The Company considers the reduced interest rate received by retaining cash and cash equivalents in the Company’s operating account compared to placing funds into a term deposit. This consideration also takes into account the costs associated with breaking a term deposit should early access to cash and cash equivalents be required.

The Company’s exposure to interest rate risk and the weighted average interests on the Company’s financial assets and financial liabilities is as follows:

2011	Weighted Average Effective Interest Rate	Floating Interest Rate A$	Fixed Interest Rate			Non – Interest Bearing A$	Total A$
			Within year A$	1 to 5 years A$	Over 5 years A$
Financial Assets:
Cash and cash equivalents	4.94%	43,875,278	2,043,274	—	—	—	45,918,552
Trade and other receivables		—	—	—	—	35,899	35,899
Other assets		—	—	—	—	894,005	894,005
Not less than three months term deposit	6.49%	—	10,000,000	—	—	—	10,000,000
Other financial assets		—	—	—	—	—	—

		43,875,278	12,043,274	—	—	929,904	56,848,456

Financial Liabilities:
Trade and other payables		—	—	—	—	2,471,212	2,471,212
Convertible loan		—	—	—	—	—	—

		—	—	—	—	2,471,212	2,471,212

2010	Weighted Average Effective Interest Rate	Floating Interest Rate A$	Fixed Interest Rate			Non – Interest Bearing A$	Total A$
			Within year A$	1 to 5 years A$	Over 5 years A$
Financial Assets:
Cash and cash equivalents	4.61%	5,597,044	41,298	—	—	—	5,638,342
Trade and other receivables		—	—	—	—	76,894	76,894
Other assets		—	—	—	—	1,163,223	1,163,223
Not less than three months term deposit	6.80%	—	10,000,000	—	—	—	10,000,000
Other financial assets		—	—	—	—	574,504	574,504

		5,597,044	10,041,298			1,814,621	17,452,963

Financial Liabilities:
Trade and other payables		—	—	—	—	1,499,091	1,499,901
Convertible loan		—	—	—	—	686,682	686,682

		—	—	—	—	2,185,773	2,185,773

Interest Rate Risk Sensitivity Analysis

The following sensitivity is based on interest rate risk exposures in existence at balance date:

At 30 June, 2011, if interest rates had moved 100 basis points (1%), as illustrated in the table below, with all other variables held constant, post tax profit or loss would have been affected as follows:

	Years Ended June, 30 Increase/(decrease)
	2011 A$	2010 A$
+1% (100 basis points)	438,753	55,970
-1% (100 basis points)	(438,753)	(55,970)

Credit risk

Credit risk is managed on a consolidated entity basis. Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has a strict code of credit, including obtaining agency credit information, confirming references and setting appropriate credit limits. The consolidated entity obtains guarantees where appropriate to mitigate credit risk. The maximum exposure to credit risk at the reporting date to recognised financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the statement of financial position and notes to the financial statements. The consolidated entity does not hold any collateral.

Historically the Consolidated Group has had minimal trade and other receivables, with the majority of its funding being provided via shareholder investment. Traditionally the Company’s trade and other receivables relate to recovery of expenses from third parties and GST refunds due to the Group from the Australian Tax Office. The Board believe that the Consolidated Group does not have significant credit risk at this time in respect of its trade and other receivables.

Liquidity risk

Vigilant liquidity risk management requires the consolidated entity to maintain sufficient liquid assets (mainly cash and cash equivalents) and available borrowing facilities to be able to pay debts as and when they become due and payable.

The consolidated entity manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.

At 30 June 2011, the consolidated entity had current assets of $ 57,062,802 and current liabilities of $ 2,537,091. Based on this the directors are confident that the consolidated entity will be able to pay its debts as and when they fall due.

Remaining contractual maturities

The following tables detail the consolidated entity’s remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the statement of financial position.

	Weighted average years interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Consolidated 30 June 2011%		A$	A$	A$	A$	A$
Non-derivatives

Non-interest bearing
Trade payables	—	2,471,212	—	—	—	2,471,212
Employee benefits	—	65,879	—	—	4,440	70,319

Total non-derivatives	—	2,537,091	—	4,440	2,541,531	2,541,531

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Consolidated 30 June 2010%		A$	A$	A$	A$	A$
Non-derivatives
Non-interest bearing

Trade payables	—	1,499,091	—	—	—	1,499,091
Employee benefits	—	23,692	—	—	887	24,579
Convertible loan	—	603,062	—	—	—	603,062

Total non-derivatives	—	2,125,845	—	—	887	2,126,732

Derivatives
Derivative financial instruments	—	83,620	—	—	—	83,620

Total derivatives	—	83,620	—	—	—	83,620

The cash flows in the maturity analysis above are not expected to occur significantly earlier than disclosed.

Fair value of financial instruments

Unless otherwise stated, the carrying amounts of financial instruments reflect their fair value. The carrying amounts of trade receivables and trade payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial instruments.

Financial Instruments Measured at Fair Value

The financial instruments recognised at fair value in the statement of financial position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements. The fair value hierarchy consists of the following levels:

—	quoted prices in active markets for identical assets or liabilities (Level 1);

—	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and

—	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

Consolidated Group
	Level 1	Level 2	Level 3	Total
2011	A$	A$	A$	A$
Financial assets
Available-for-sale financial assets:
- Unlisted investments	—	—	—	—

	—	—	—	—

Financial liabilities
Derivative financial instruments	—	—	—	—

	—	—	—	—

	Level 1	Level 2	Level 3	Total
2010	A$	A$	A$	A$
Financial assets
Available-for-sale financial assets:
- Unlisted investments	—	574,504	—	574,504

	—	574,504	—	574,504

Financial liabilities
Derivative financial instruments	—	83,620	—	83,620
	—	83,620	—	83,620

In valuing unlisted investments, included in Level 2 of the hierarchy, valuation techniques such as those using comparisons to similar investments for which market observable prices are available have been adopted to determine the fair values of these investments.

Derivative financial instruments are included in Level 2 of the hierarchy with the fair values being determined using valuation techniques incorporating observable market data.

NOTE 28. KEY MANAGEMENT PERSONNEL DISCLOSURES

Compensation

The aggregate compensation made to directors and other members of key management personnel of the consolidated entity is set out below:

	Consolidated
	30 June 2011	30 June 2010	30 June 2009
	A$	A$	A$
Short-term employee benefits	1,501,781	1,167,313	480,869
Post-employment benefits	42,602	680	—
Share-based payments	1,307,814	2,738,513	104,000

	2,852,197	3,906,506	584,869

Shareholding

The number of shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

30 June 2011	Balance at start of the year	Received as part of remuneration	Additions	Disposals/ other	Balance at end of the year
Ordinary shares
Ms Lucy Turnbull, AO	4,347,076	—	—	—	4,347,076
Mr Ata Gokyildirim	13,734,000	—	—	—	13,734,000
Mr Albert Wong	1,600,000	1,250,000	400,000	—	3,250,000
Mr Martin Rogers	20,821,500	—	—	—	20,821,500
Dr Richard Hammel	5,000,000	—	—	—	5,000,000
Mr Phillip Hains	3,061,429	—	40,000	(600,000)	2,501,429
Mr Matt Lehman	—	—	100,000	—	100,000

	48,564,005	1,250,000	540,000	(600,000)	49,754,005

30 June 2010	Balance at start of the year	Received as part of remuneration	Additions	Disposals/ other	Balance at end of the year
Ordinary shares
Mr Ata Gokyildirim	234,000	—	13,500,000	—	13,734,000
Mr Albert Wong	—	—	—	1,600,000	1,600,000
Dr Richard Hammel	—	—	5,000,000	—	5,000,000
Mr Martin Rogers	497,500	—	20,000,000	324,000	20,821,500
Mr Phillip Hains	2,000,000	990,000	—	71,429	3,061,429

	2,731,500	990,000	38,500,000	1,995,429	44,216,929

30 June 2009	Balance at start of the year	Received as part of remuneration	Additions	Disposals/ other	Balance at end of the year
Ordinary shares
Mr Ata Gokyildirim	—	—	—	234,000	234,000
Mr Martin Rogers	—	—	—	497,500	497,500
Mr Phillip Hains	3,333,333	5,473,684	—	(6,807,017)	2,000,000

	3,333,333	5,473,684	—	(6,075,517)	2,731,500

Option holding

The number of options over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

30 June 2011	Balance at start of the year	Granted	Exercised	Expired/forfeited/ other	Balance at end of the year
Options over ordinary shares
Ms Lucy Turnbull, AO	—	10,000,000	—	—	10,000,000
Mr Ata Gokyildirim	9,964,285	—	—	—	9,964,285
Mr Albert Wong	400,000	7,500,000	(400,000)	—	7,500,000
Dr Richard Hammel	7,619,047	5,000,000	—	—	12,619,047
Mr Martin Rogers	12,345,238	10,000,000	—	—	22,345,238
Mr Matt Lehman	100,000	—	(100,000)	—	—
Dr Neil Frazer	—	2,000,000	—	—	2,000,000

	30,428,570	34,500,000	(500,000)	—	64,428,570

30 June 2010	Balance at start of the year	Granted	Exercised	Expired/forfeited/ other	Balance at end of the year
Options over ordinary shares
Mr Ata Gokyildirim	18,000,000	13,500,000	(13,500,000)	(8,035,715)	9,964,285
Mr Albert Wong	—	—	—	400,000	400,000
Dr Richard Hammel	10,000,000	5,000,000	(5,000,000)	(2,380,953)	7,619,047
Mr Martin Rogers	18,000,000	20,000,000	(20,000,000)	(5,654,762)	12,345,238
Mr Matt Lehman	—	100,000	—	—	100,000

	46,000,000	38,600,000	(38,500,000)	(15,671,430)	30,428,570

30 June 2009	Balance at start of the year	Granted	Exercised	Expired/forfeited/ other	Balance at end of the year
Options over ordinary shares
Mr Ata Gokyildirim	18,000,000	—	—	—	18,000,000
Dr Richard Hammel	10,500,000	—	—	(500,000)	10,000,000
Mr Martin Rogers	18,000,000	—	—	—	18,000,000

	46,500,000	—	—	(500,000)	46,000,000

Related party transactions

Related party transactions are set out in note 32.

NOTE 29. REMUNERATION OF AUDITORS

During the financial year the following fees were paid or payable for services provided by MDHC Audit Assurance Pty Ltd, the auditor of the company, and its related practices:

	Consolidated
	30 June 2011 A$	30 June 2010 A$	30 June 2009 A$

Audit services – MDHC Audit Assurance Pty Ltd
Audit or review of the financial report	45,000	42,500	40,000

Other services – MDHC Audit Assurance Pty Ltd
Preparation of the tax return and assistance with NASDAQ listing	148,346	24,147	10,612

	193,346	66,647	50,612

The Board of Directors, in accordance with advice from the Audit, Risk & Compliance committee, is satisfied that the provision of non-audit services during the year is compatible with the general standard of independence for Auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by the Auditor, as set out below, did not compromise the external Auditor’s independence requirements of the Corporations Act 2001 for the following reasons:

—	all non-audit services are reviewed by the Audit, Risk & Compliance committee to ensure they do not impact the impartiality and objectivity of the Auditor; and

—	none of the services undermine the general principles relating to Auditor independence as set out in APES 10 Code of Ethics for Professional Accountants.

NOTE 30. CONTINGENT LIABILITIES

There were no material contingent liabilities in existence at 30 June 2011 and 30 June 2010.

NOTE 31. COMMITMENTS FOR EXPENDITURE

There were no material capital or leasing commitments at 30 June 2011 and 30 June 2010.

NOTE 32. RELATED PARTY TRANSACTIONS

Parent entity

Prima BioMed Ltd is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 34.

Key management personnel

Disclosures relating to key management personnel are set out in note 28.

Transactions with related parties

There were no transactions with related parties during the financial year.

Receivable from and payable to related parties

There were no trade receivables from or trade payables to related parties at the reporting date.

Loans to/from related parties

There were no loans to or from related parties at the reporting date.

NOTE 33. PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of comprehensive income

	Parent
	30 June 2011	30 June 2010	30 June 2009
	A$	A$	A$
Loss after income tax	(20,200,362)	(10,875,565)	(1,718,760)
Total comprehensive income	(20,200,362)	(10,875,565)	(1,718,760)

Statement of financial position

	Parent
	30 June 2011	30 June 2010
	A$	A$
Total current assets	56,651,114	16,459,344

Total assets	69,035,131	29,357,766

Total current liabilities	1,960,450	2,200,897

Total liabilities	1,964,890	2,201,784

Equity
— Contributed equity	134,895,021	74,534,413
— Reserves	—	19,397
— Accumulated losses	(67,824,780)	(47,397,828)

Total equity	67,070,241	27,155,982

Contingent liabilities

The parent entity had no contingent liabilities as at 30 June 2011 and 30 June 2010.

In the current or previous financial year, the debts of its controlled entities were inter-company loans from Parent Entity only. Prima BioMed Ltd has not entered into any guarantees, in relation to the debts of its subsidiaries.

Capital commitments – Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment at as 30 June 2011 and 30 June 2010.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the consolidated entity, as disclosed in note 1, except for the following:

— Investments in subsidiaries are accounted for at cost, less any impairment.

NOTE 34. SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

	Country of incorporation	Equity holding
		30 June 2011	30 June 2010	30 June 2009
Name of entity		%	%	%
Arthron Pty Ltd	Australia	100.00	99.99	99.99
Cancer Vac Pty Ltd	Australia	100.00	100.00	100.00
Oncomab Pty Ltd	Australia	100.00	100.00	100.00
Panvax Pty Ltd	Australia	100.00	100.00	100.00
Prima BioMed USA Inc	United States of America	100.00	100.00	—
Prima BioMed Europe Ltd	United Kingdom	100.00	100.00	—
PRR Middle East FZ LLC	United Arab Emirates	100.00	—	—
Prima BioMed GmbH	Germany	100.00	—	—

Acquisition of subsidiaries

In October 2009, Prima BioMed Europe Limited, a 100 % owned subsidiary of Prima BioMed Ltd was incorporated in the United Kingdom. The initial issued capital was 1 share of 1 British pound, which remains unchanged. This subsidiary is inactive.

In April 2010, Prima BioMed USA Inc, a 100 % owned subsidiary of Prima BioMed Ltd, was incorporated in the United States. The initial issued capital was 1,500 shares of no par value, which remains unchanged.

In May 2011, Prima BioMed GmbH, a 100 % owned subsidiary of Prima BioMed Ltd, was incorporated inGermany. The initial issued capital was 25,000 shares of 1 Euro per share, which remains unchanged.

Also in May 2011, Prima BioMed Middle East FZLLC, a 100 % owned subsidiary of Prima BioMed Ltd, was incorporated in the United Arab Emirates. The initial issued capital was 300 shares of 1,000 Dirhams per share, which remains unchanged.

The Middle East and German subsidiaries were established to allow Prima to conduct commercial and clinical operations in Europe, the United States, and the UAE.

NOTE 35. EVENTS OCCURRING AFTER THE REPORTING DATE

Date	Detail

01/07/2011	Change of registered address to Level 7, 151 Macquarie Street, Sydney, NSW 2000 Mr. Phillip Hains resigns as a joint Company Secretary of the Company

14/07/2011	Appendix 3B – 1,368,185 PRR shares issued following exercise of PRRO options

15/07/2011	Appendix 3B – 19,964,285 PRR shares issued following exercise of PRRO options

19/07/2011

Appendix 3Y – Change of Director’s interest notice for Mr. Martin Rogers

Appendix 3Y – Change of Director’s interest notice for Dr. Richard Hammel

Appendix 3B – 113,000 PRR shares issued following exercise of PRRO options

28/07/2011	Appendix 3B – 654,123 PRR shares issued following exercise of PRRO options

05/08/2011	The Company receives AUD $ 5.35 million grant to support CVac clinical program

08/08/2011

Appendix 3B – 155,500 PRR shares issued following exercise of PRRO options

Appendix 3Y – Change of Director’s interest notice for Mr. Albert Wong

Appendix 3Y – Change of Director’s interest notice for Ms Lucy Turnbull, AO

Appendix 3Y – Change of Director’s interest notice for Dr. Neil Frazer

Appendix 3Y – Change of Director’s interest notice for Dr. Richard Hammel

Appendix 3Y – Change of Director’s interest notice for Mr. Martin Rogers

22/08/2011	Appendix 3B – 3,792,217 PRR shares issued following exercise of PRRO options

31/08/2011

Appendix 4E – Preliminary Final Report

Diversity Policy issued

Appendix 3B – 250,000 PRR shares issued following exercise of PRRO options

– 2,000,000 Unlisted Options (PRRAL) issued exercisable at $ 0.10 per option on or before 6 December 2014

02/09/2011	Prima BioMed Ltd included in S&P Australian 300 Index

05/09/2011	Appendix 3B – 30,000 PRR shares issued following exercise of PRRO options

12/09/2011	Prima completes patient enrolment for CVacTM Phase IIB trial complete

13/09/2011	Appendix 3B – 1,253,266 PRR shares issued following exercise of PRRO options

No other matter or circumstance has arisen since 30 June 2011 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations or the consolidated entity’s state of affairs in future financial years.

NOTE 36. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	30 June 2011	30 June 2010	30 June 2009
	A$	A$	A$
Loss after income tax expense for the year	(21,081,167)	(17,960,587)	(2,946,442)
Adjustments for:
Depreciation and amortisation	64,220	53,039	49,418
Net fair value loss on available-for-sale financial assets	555,107	—	471,464
Add back doubtful debts	—	10,832	—
Add back share based payments	10,581,933	3,256,988	224,000
Add back finance costs on convertible loans	—	6,946,628	—
Add back loss on disposal of assets	—	4,232	4,677
Unrealised loss on financial liability at fair value through the profit and loss	—	528,846	115,385

Change in operating assets and liabilities
Decrease/(increase) in trade and other receivables	40,995	279,578	(9,531)
Increase in inventories	(214,346)	—	—
Increase in other operating assets	(30,071)	(786,542)	(41,337)
Increase in trade and other payables	972,121	1,182,377	248,896
Increase in employee benefits	42,187	887	—
Increase/(decrease) in other operating liabilities	(686,682)	22,042	—

Net cash used in operating activities	(9,755,703)	(6,461,680)	(1,883,470)

NOTE 37. EARNINGS PER SHARE

	Consolidated
	30 June 2011	30 June 2010	30 June 2009
	A$	A$	A$
Loss after income tax	(21,081,167)	(17,960,587)	(2,946,442)
Non-controlling interest	72	267	86

Loss after income tax attributable to the owners of Prima BioMed Ltd	(21,081,095)	(17,960,320)	(2,946,356)

	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	563,696,560	499,567,326	326,869,863

Weighted average number of ordinary shares used in calculating diluted earnings per share	563,696,560	499,567,326	326,869,863

	Cents	Cents	Cents

Basic earnings per share	(3.740)	(3.600)	(0.90)
Diluted earnings per share	(3.740)	(3.600)	(0.90)

Consolidated Statement of Comprehensive Income

For the Period Ended 31 December 2011

(in Australian dollars)

(unaudited)

	Note	31 December 2011	31 December 2010

		A$	A$

REVENUE FROM ORDINARY ACTIVITIES
Sales income		13,139	-
Grant income		1,477,576	-
Interest Income		1,540,764	510,851

Total revenue		3,031,479	510,851

Depreciation & amortisation		(78,922)	(31,857)
Research & development and intellectual property		(7,515,131)	(3,967,738)
Corporate administrative expenses		(3,281,424)	(2,976,130)
Finance expenses		-	(2,421,622)
Changes in fair value of derivative financial instruments	6	(1,470,049)	-

Loss before income tax		(9,314,047)	(8,886,496)

Income tax expense		-	-

Loss for the half-year		(9,314,047)	(8,886,496)

Other Comprehensive Loss
Foreign exchange translation reserve		(77,523)	-
Changes in financial assets revaluation reserve		-	(66,894)

Other comprehensive loss for the half-year, net of income tax		(77,523)	(66,894)

Total comprehensive loss for the half-year		(9,391,570)	(8,953,390)

Loss attributable to
Members of the parent entity		(9,314,047)	(8,886,496)
Non-controlling interests		-	-

Loss for the half-year		(9,314,047)	(8,886,496)

Total comprehensive loss attributable to
Members of the parent entity		(9,391,570)	(8,953,381)
Non-controlling interests		-	(9)

Total comprehensive loss for the half-year		(9,391,570)	(8,953,390)

Loss per share for loss attributable to the ordinary equity holders of the company:
Basic and diluted loss per share (cents)		(0.92)	(1.69)

The accompanying notes form part of these financial statements.

Consolidated Balance Sheet

As of 31 December 2011

(in Australian dollars)

(unaudited)

	Note	31 December 2011	30 June 2011
		A$	A$

ASSETS
Current assets
Cash and cash equivalents		10,505,984	45,918,552
Trade and other receivables		1,126,479	35,899
Held-to-maturity investments	4	36,957,404	10,000,000
Inventory		172,666	214,346
Other current assets	7	2,492,201	894,005

Total current assets		51,254,734	57,062,802
Non-current assets
Plant and equipment	5	641,230	119,953
Intangible assets		421,800	457,906

Total non-current assets		1,063,030	577,859

Total assets		52,317,764	57,640,661
LIABILITIES
Current liabilities
Trade and other payables		3,376,927	2,471,212
Derivative financial instrument	6	1,165,467	-
Employee benefits		126,874	65,879

Total current liabilities		4,669,268	2,537,091

Non-current liabilities
Derivative financial instrument	6	304,582	-
Employee benefits		4,286	4,440

Total non-current liabilities		308,868	4,440

Total liabilities		4,978,136	2,541,531

Net Assets		47,339,628	55,099,130

EQUITY
Issued capital	8	136,264,922	134,895,001
Reserves		183,467	(1,157)
Accumulated losses		(89,108,761)	(79,794,714)

Capital and reserves attributable to the owners of Prima BioMed Ltd		47,339,628	55,099,130
Non-controlling interests		-	-

Total Equity		47,339,628	55,099,130

The accompanying notes form part of these financial statements.

Consolidated Statement of Changes in Equity

For the Half Year Ended 31 December 2011

(in Australian dollars)

(unaudited)

	Issued Capital A$	Reserves A$	Accumulated Losses A$	Non- controlling Interests A$	Total A$

Balance at 1 July 2010	74,534,413	19,397	(58,713,617)	(254)	15,839,939
Loss for the half-year	-	-	(8,886,496)	-	(8,886,496)
Other comprehensive loss	-	(66,885)	-	-	(66,885)
Non-controlling interests	-	-	-	(9)	(9)

Total comprehensive income for the half-year	-	(66,885)	(8,886,496)	(9)	8,953,390

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction cost	7,109,139	-	-	-	7,109,139

Balance at 31 December 2010	81,643,552	(47,488)	(67,600,113)	(263)	13,995,688

Loss for the half-year	-	-	(12,194,601)	-	(12,194,601)
Other comprehensive gain	-	46,331	-	-	46,331
Non-controlling interests	-	-	-	263	263

Total comprehensive income for the half-year	-	46,331	(12,194,601)	263	(12,148,007)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction cost	53,251,449	-	-	-	53,251,449

Balance at 30 June 2011	134,895,001	(1,157)	(79,794,714)	-	55,099,130

Loss for the half-year	-	-	(9,314,047)	-	(9,314,047)
Other comprehensive loss	-	(77,523)	-	-	(77,523)

Total comprehensive income for the half-year	-	(77,523)	(9,314,047)	-	(9,391,570)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction cost	1,369,921	-	-	-	1,369,921
Employee options scheme	-	262,147	-	-	262,147

Balance at 31 December 2011	136,264,922	183,467	(89,108,761)	-	47,339,628

The accompanying notes form part of these financial statements.

Consolidated Statement of Cash Flows

For the Half Year Ended 31 December 2011

(In Australian dollars)

(unaudited)

	31 December 2011	31 December 2010
	A$	A$

CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees	(10,778,837)	(5,592,404)
Interest received	774,092	785,819
Grant received	747,754	-
Interest and other costs of finance paid	-	(854)

NET CASH FLOWS USED IN OPERATING ACTIVITIES	(9,256,991)	(4,807,439)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payment for purchases of plant and equipment	(564,094)	(6,873)
Payment for acquisition of term deposit	(26,957,404)	-

NET CASH FLOWS USED IN INVESTING ACTIVITIES	(27,521,498)	(6,873)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of securities	1,367,990	143,493
Shares raising costs	(2,069)	(22,144)
Proceeds from borrowings less finance costs	-	3,461,750

NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	1,365,921	3,583,099

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(35,412,568)	(1,231,213)
Cash and cash equivalents at the beginning of the half year	45,918,552	5,638,342

CASH AND CASH EQUIVALENTS AT THE END OF THE HALF YEAR	10,505,984	4,407,129

The accompanying notes form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

(in Australian dollars, unless otherwise noted)

(unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Preparation

The half-year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134: Interim Financial Reporting, Australian Accounting Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

The half-year report does not include full disclosures of the type normally included in an Annual Report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the Annual Report.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2011 and any public announcements made by Prima BioMed Ltd and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB. The half-year financial report also complies with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

Other than those mentioned below, the accounting policies adopted are consistent with those of the previous financial year and corresponding half-year reporting period.

b) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. The group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below:

•	Medical services

Medical services revenue is recognised when the service has been provided.

c) Derivatives financial instruments

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in other income or other expenses.

d) Government Grants

Grants from the government, including Australian Research and Development Rebates, are recognised at their fair value when there is a reasonable assurance that the grant will be received and the company will comply with all attached conditions. Government grants relating to costs are recognised in the Statements of Comprehensive Income as revenue. Government grants relating to purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the Statements of Comprehensive Income on a straight-line basis over the expected lives of the related assets.

e) New accounting standards and interpretations

AASB 9 (IFRS 9) Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 and AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) (effective for annual reporting periods beginning on or after 1 January 2013)

AASB 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard is not applicable until 1 January 2013 but is available for early adoption. When adopted, the standard will affect in particular the group’s accounting for available-for-sale financial assets, since AASB 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading. Fair value gains and losses on available-for-sale debt investments, for example, will therefore have to be recognised directly in profit or loss. The group is yet to assess the full impact and intends to adopt it no later than the accounting period beginning or after 1 January 2013.

AASB 2010-9 (Amendments to IFRS 1) Amendments to Australian Accounting Standards – Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters (effective from 1 July 2011) and AASB 2010-10 Further Amendments to Australian Accounting Standards – Removal of Fixed Dates for First-time Adopters (effective from 1 July 2013)

AASB 1 First-time Adoption of Australian Accounting Standards was amended in December 2010 by eliminating references to fixed dates for one exemption and one exception dealing with financial assets and liabilities. The AASB also introduced a new exemption for entities that resume presenting their financial statements in accordance with Australian Accounting Standards after having been subject to severe hyperinflation. Neither of these amendments will affect the financial statements of the group.

AASB 10 (IFRS 10) Consolidated Financial Statements, AASB 11 (IFRS 11) Joint Arrangements, AASB 12 (IFRS 12) Disclosure of Interests in Other Entities, revised AASB 127 (IAS 27) Separate Financial Statements and AASB 128 (IAS 28) Investments in Associates and Joint Ventures and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards (effective 1 January 2013)

In August 2011, the AASB issued a suite of five new and amended standards which address the accounting for joint arrangements, consolidated financial statements and associated disclosures. AASB 10 replaces all of the guidance on control and consolidation in AASB 127 Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation – Special Purpose Entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation. However the standard introduces a single definition of control that applies to all entities. It focuses on the need to have both power and rights or exposure to variable returns before control is present. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. There is also new guidance on participating and protective rights and on agent/principal relationships. While the group does not expect the new standard to have a significant impact on its composition, it has yet to perform a detailed analysis of the new guidance in the context of its various investees that may or may not be controlled under the new rules.

AASB 11 introduces a principles based approach to accounting for joint arrangements. The focus is no longer on the legal structure of joint arrangements, but rather on how rights and obligations are shared by the parties to the joint arrangement. Based on the assessment of rights and obligations, a joint arrangement will be classified as either a joint operation or joint venture. Joint ventures are accounted for using the equity method, and the choice to proportionately consolidate will no longer be permitted. Parties to a joint operation will account their share of revenues, expenses, assets and liabilities in much the same way as under the previous standard. AASB 11 also provides guidance for parties that participate in joint arrangements but do not share joint control. As the group is not party to any joint arrangements, this standard will not have any impact on its financial statements.

AASB 12 sets out the required disclosures for entities reporting under the two new standards, AASB 10 and AASB 11, and replaces the disclosure requirements currently found in AASB 128. Application of this standard by the group will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the group’s investments.

AASB 127 is renamed Separate Financial Statements and is now a standard dealing solely with separate financial statements. Application of this standard by the group will not affect any of the amounts recognised in the financial statements.

Amendments to AASB 128 provide clarification that an entity continues to apply the equity method and does not remeasure its retained interest as part of ownership changes where a joint venture becomes an associate, and vice versa. The amendments also introduce a “partial disposal” concept. The group is still assessing the impact of these amendments.

The group does not expect to adopt the new standards before their operative date. They would therefore be first applied in the financial statements for the annual reporting period ending 30 June 2014.

AASB 13 (IFRS 13) Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13 (effective 1 January 2013)

AASB 13 was released in September 2011. It explains how to measure fair value and aims to enhance fair value disclosures. The group has yet to determine which, if any, of its current measurement techniques will have to change as a result of the new guidance. It is therefore not possible to state the impact, if any, of the new rules on any of the amounts recognised in the financial statements.

However, application of the new standard will impact the type of information disclosed in the notes to the financial statements. The group does not intend to adopt the new standard before its operative date, which means that it would be first applied in the annual reporting period ending 30 June 2014.

Revised AASB 119 (IAS 9) Employee Benefits, AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119 (September 2011) and AASB 2011-11 Amendments to AASB 119 (September 2011) arising from Reduced Disclosure Requirements (effective 1 January 2013)

In September 2011, the AASB released a revised standard on accounting for employee benefits. It requires the recognition of all remeasurements of defined benefit liabilities/assets immediately in other comprehensive income (removal of the so-called ‘corridor’ method) and the calculation of a net interest expense or income by applying the discount rate to the net defined benefit liability or asset. This replaces the expected return on plan assets that is currently included in profit or loss.

The standard also introduces a number of additional disclosures for defined benefit liabilities/assets and could affect the timing of the recognition of termination benefits. Since the Group does not have any defined benefit obligations, the amendments will not have any impact on the group’s financial statements.

AASB 2011-9 (Amendments to IAS 1) Amendments to Australian Accounting Standards – Presentation of Items of Other Comprehensive Income (effective 1 July 2012)

In September 2011, the AASB made an amendment to AASB 101 Presentation of Financial Statements which requires entities to separate items presented in other comprehensive income into two groups, based on whether they may be recycled to profit or loss in the future. This will not affect the measurement of any of the items recognised in the balance sheet or the profit or loss in the current period. The group intends to adopt the new standard from 1 July 2012.

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements (effective 1 July 2013)

In July 2011 the AASB decided to remove the individual key management personnel (KMP) disclosure requirements from AASB 124 Related Party Disclosures, to achieve consistency with the international equivalent standard and remove a duplication of the requirements with the Corporations Act 2001. While this will reduce the disclosures that are currently required in the notes to the financial statements, it will not affect any of the amounts recognised in the financial statements. The amendments apply from 1 July 2013 and cannot be adopted early. The Corporations Act requirements in relation to remuneration reports will remain unchanged for now, but these requirements are currently subject to review and may also be revised in the near future.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) and Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) (effective 1 January 2014 and 1 January 2013 respectively)

In December 2011, the IASB made amendments to the application guidance in IAS 32 Financial Instruments: Presentation, to clarify some of the requirements for offsetting financial assets and financial liabilities in the balance sheet. These amendments are effective from 1 January 2014. They are unlikely to affect the accounting for any of the entity’s current offsetting arrangements. However, the IASB has also introduced more extensive disclosure requirements into IFRS 7 which will apply from 1 January 2013. The AASB is expected to make equivalent changes to IAS 32 and AASB 7 shortly. When they become applicable, the group will have to provide a number of additional disclosures in relation to its offsetting arrangements. The group intends to apply the new rules for the first time in the financial year commencing 1 July 2013.

2. DIVIDENDS

The company resolved not to declare any dividends in the half-year ended 31 December 2011.

3. SEGMENT INFORMATION

The consolidated group has identified its operating segments based on the internal reports that are reviewed and used by the management team in assessing performance and determining the allocation of resources.

The operating segments are identified by management based on the manner in which the expenses are incurred. Discrete financial information about each of these operating segments is reported to the board on a regular basis.

The reportable segments are based on aggregated operating segments determined by similarity of expenses, where expenses in the reportable segments exceed 10% of the total expenses for either the current and/or previous reporting period.

31 December 2011	Cancer Immuno- Therapy $	Other R&D $	Unallocated $	Total $

Revenue
External Sales	13,139	—	—	13,139
Grant Income	—	—	1,477,576	1,477,576
Other Income	—	—	1,540,764	1,540,764

Total Revenue	13,139	—	3,018,340	3,031,479

Result
Segment Result	(7,014,273)	(2,969,006)	669,232	(9,314,047)

Net Loss	(7,014,273)	(2,969,006)	669,232	(9,314,047)

31 December 2010	Cancer Immuno- Therapy $	Other R&D $	Unallocated $	Total $

Revenue
Other Income	9	—	510,842	510,851

Total Revenue	9	—	510,842	510,851

Result
Segment Result	(3,621,131)	(383,410)	(4,881,955)	(8,886,496)

Net Loss	(3,621,131)	(383,410)	(4,881,955)	(8,886,496)

4. HELD-TO-MATURITY INVESTMENTS

Current	31 December 2011 $	30 June 2011 $
Term deposits	36,957,404	10,000,000

	36,957,404	10,000,000

Held to maturity investments represent term deposits with a 183 days maturity period. These term deposits are denominated in the Australian Dollar and have interest rates ranging from 6.21% to 6.49%.

5. PLANT AND EQUIPMENT

	31 December 2011 $	30 June 2011 $
Plant and equipment – at cost	701,379	143,397
Less: Accumulated depreciation	(70,044)	(27,772)

	631,335	115,625

Fixtures and fittings – at cost	12,820	6,708
Less: Accumulated depreciation	(2,925)	(2,380)

	9,895	4,328

	641,230	119,953

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial period are set out below:

	Plant and equipment $	Furniture and fittings $	Total $

Consolidated
Balance at 1 July 2010	92,824	4,663	97,487
Additions	44,817	—	44,817
Depreciation expense	(22,016)	(335)	(22,351)

Balance at 30 June 2011	115,625	4,328	119,953

Addition	557,982	6,112	564,094
Depreciation expense	(42,272)	(545)	(42,817)

Balance at 31 December 2011	631,335	9,895	641,230

6. DERIVATIVE FINANCIAL INSTRUMENT

During the half-year ended 31 December 2011, the group entered into a series of forward foreign exchange contracts to protect against adverse foreign exchange movements between the AU$ and US$ or the AU$ and EUR €. Each contract stands alone and will mature on monthly basis until June 2013. Each contract has a fixed rate of US$ 1.0201 or EUR € 0.7044. The Company has covered A$20,775,511 in the EURO contracts and A$7,252,743 in the USD contracts. On the maturity of each contract, the Company is obligated to buy the contracted amount of US dollars from the bank at US$ or EUR euros.

The unrealised loss of $1,470,049 reflects the fair value of the forward exchange contracts that are open at 31 December 2011. These open contracts are required to be valued at each reporting date. The company has obtained a third party valuation for the contracts.

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

AASB 7 Financial Instruments: Disclosures requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

(a)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

(b)	Inputs other than quoted prices included within level 1 that are observable for the asset or liability; either directly (as prices) or indirectly (derived from prices) (level 2), and

(c)	Inputs for the assets or liability that are not based on observable market data (unobservable inputs) (level 3).

The following table presents the Group’s assets and liabilities measured and recognised at fair value at 31 December 2011:

At 31 December 2011	Level 1 $	Level 2 $	Level 3 $	Total $

Assets
Derivative financial instrument	—	—	—	—

Total assets	—	—	—	—

Liabilities
Derivative financial instrument	—	1,470,049	—	1,470,049

Total liabilities	—	1,470,049	—	1,470,049

There were no Group’s assets and liabilities measured and recognised at fair value at 30 June 2011.

7. OTHER CURRENT ASSETS

	31 December 2011 $	30 June 2011 $
Prepayments*	1,698,616	498,014
Deposits	13,824	12,212
Accrued interest income	766,672	383,779
Accrued sales income	13,089	—

	2,492,201	894,005

*	Prepayments relate predominantly to advance payments of clinical trial expenditure.

8. ISSUED CAPITAL

	31 December 2011		30 June 2011
	No.	$	No.	$
Issued and Paid Up Capital
Fully Paid Ordinary Shares	1,049,440,145	126,572,722	981,015,629	125,066,002
Options over Fully Paid Ordinary	59,910,936	9,692,200	128,310,452	9,828,999

Total Issued Capital		136,264,922		134,895,001

Shares issued on exercise of Options during the half-year ended 31 December 2011:

Date	Description	Number of shares	Issue price	$
01 July 2011	Balance	981,015,629		125,066,002
12 July 2011	Exercise of PRRO options	1,368,185	0.022	30,100
14 July 2011	Exercise of PRRO options	19,964,285	0.022	439,214
19 July 2011	Exercise of PRRO options	113,000	0.022	2,486
28 July 2011	Exercise of PRRO options	654,123	0.022	14,391
08 August 2011	Exercise of PRRO options	155,500	0.022	3,421
22 August 2011	Exercise of PRRO options	3,792,217	0.022	83,429
31 August 2011	Exercise of PRRO options	250,000	0.022	5,500
05 September 2011	Exercise of PRRO options	30,000	0.022	660
13 September 2011	Exercise of PRRO options	1,253,266	0.022	27,572
21 September 2011	Exercise of PRRO options	457,058	0.022	10,055
30 September 2011	Exercise of PRRO options	399,272	0.022	8,784
11 October 2011	Exercise of PRRO options	897,482	0.022	19,745
24 October 2011	Exercise of PRRO options	1,142,500	0.022	25,135
02 November 2011	Exercise of PRRO options	2,387,749	0.022	52,530
15 November 2011	Exercise of PRRO options	2,345,889	0.022	51,609
22 November 2011	Exercise of PRRO options	516,633	0.022	11,366
02 December 2011	Exercise of PRRO options	1,523,333	0.022	33,513
09 December 2011	Exercise of PRRO options	5,044,453	0.022	110,978
16 December 2011	Exercise of PRRO options	18,369,080	0.022	404,120
16 December 2011	Issue of shares	25,000	0.160	4,000
23 December 2011	Exercise of PRRO options	7,735,491	0.022	170,181
Less: transaction costs arising on issue of shares				(2,069)

31 December 2011	Balance	1,049,440,145		126,572,722

Options issued during the half-year ended 31 December 2011:

Date	Description	Number of options	Issue price	$
01 July 2011	Balance	128,310,452		9,828,999
12 July 2011	Exercise of PRRO options	(1,368,185)	0.002	(2,736)
14 July 2011	Exercise of PRRO options	(19,964,285)	0.002	(39,929)
19 July 2011	Exercise of PRRO options	(113,000)	0.002	(226)
28 July 2011	Exercise of PRRO options	(654,123)	0.002	(1,308)
08 August 2011	Exercise of PRRO options	(155,500)	0.002	(311)
22 August 2011	Exercise of PRRO options	(3,792,217)	0.002	(7,584)
31 August 2011	Exercise of PRRO options	(250,000)	0.002	(500)
05 September 2011	Exercise of PRRO options	(30,000)	0.002	(60)
13 September 2011	Exercise of PRRO options	(1,253,266)	0.002	(2,506)
21 September 2011	Exercise of PRRO options	(457,058)	0.002	(914)
30 September 2011	Exercise of PRRO options	(399,272)	0.002	(799)
11 October 2011	Exercise of PRRO options	(897,482)	0.002	(1,795)
24 October 2011	Exercise of PRRO options	(1,142,500)	0.002	(2,285)
02 November 2011	Exercise of PRRO options	(2,387,749)	0.002	(4,776)
15 November 2011	Exercise of PRRO options	(2,345,889)	0.002	(4,692)
22 November 2011	Exercise of PRRO options	(516,633)	0.002	(1,033)
02 December 2011	Exercise of PRRO options	(1,523,333)	0.002	(3,047)
09 December 2011	Exercise of PRRO options	(5,044,453)	0.002	(10,089)
16 December 2011	Exercise of PRRO options	(18,369,080)	0.002	(36,738)
23 December 2011	Exercise of PRRO options	(7,735,491)	0.002	(15,471)

31 December 2011	Balance	59,910,936		9,692,200

9. SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries:

Name of entity	Country of incorporation	Class of shares	31 December 2011%	31 December 2010%
Arthron Pty Ltd	Australia	Ordinary	100%	100%
Cancervac Pty Ltd	Australia	Ordinary	100%	100%
Oncomab Pty Ltd	Australia	Ordinary	100%	100%
Panvax Pty Ltd	Australia	Ordinary	100%	100%
Prima BioMed Australia Pty Ltd*	Australia	Ordinary	100%	—
Prima BioMed IP Pty Ltd*	Australia	Ordinary	100%	—
Prima BioMed GmBH	Germany	Ordinary	100%	100%
Prima BioMed Middle East FZ-LLC	UAE	Ordinary	100%	100%
Prima BioMed USA, Inc.	USA	Ordinary	100%	100%

*	Prima BioMed Australia Pty Ltd and Prima BioMed IP Pty Ltd were incorporated on 17 November 2011.

10. CONTINGENT LIABILITIES

There have been no other changes in the company’s contingent liabilities reported as at 31 December 2011.

11. EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

1.	Since 31 December 2011, the company has issued 15,123,243 fully paid ordinary shares on conversion of 15,123,243 options exercisable at net 0.02 cents each.

2.	On 14 February 2012 the Company announced that it has filed a registration statement with the U.S. Securities and Exchange Commission to enable a listing on the NASDAQ Global Market (NASDAQ) of American Depositary Receipts (ADR).

Upon listing on the NASDAQ the Company will have dual listings of its securities on both the Australian Securities Exchange (ASX) and NASDAQ. Every one ADR will represent 30 common shares. Prima’s proposed NASDAQ listing will be a Level II ADR compliance listing, and is being managed by Bank of New York Mellon and US broking houses Deutsche Bank AG, Noble Financial and Aegis. The Company is unable at this time to comment on the expected timing of the listing.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this registration statement:

Exhibit	Description

1.1^	Constitution of Registrant

2.1^	Form of Deposit Agreement between Prima BioMed, The Bank of New York Mellon, as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares

4.1^	Convertible Loan Agreement between Prima BioMed and SpringTree Global Opportunities Fund, LP, dated July 20, 2009

4.2^	Amendment Deed between Prima BioMed and SpringTree Special Global Opportunities Fund, LP, dated January 10, 2011

4.3^	Standby Subscription Agreement between Prima BioMed and Fortrend Securities Pty Ltd, dated March 10, 2009

4.4*^	Technology License Deed, among Prima BioMed, Oncomab Pty Ltd, Austin Research Institute and Ilexus Pty Ltd, dated November 20, 2002, as amended by Deed of Variation, dated August 24, 2005

4.5*^	Technology License Agreement, among Prima BioMed, Cancer Vac Pty Ltd, Austin Research Institute and Ilexus Pty Ltd, dated May 31, 2001, as amended by Deed of Variation, dated August 24, 2005

4.6*^	Research and Development Partnership Agreement between Prima BioMed and Bioceros B.V., dated August 9, 2010

4.7*^	License and Development Agreement among Prima BioMed, Cancer Vac Pty Ltd and Biomira, Inc., dated March 9, 2004, as amended by Deed of Variation of License and Development Agreement, dated February 2007

4.8*^	Collaborative Research Agreement between Prima BioMed and NewSouth Innovations Pty Limited, dated December 17, 2009

4.9*^	Manufacturing Agreement between Cancer Vac Pty Ltd and Cell Therapies Pty Ltd, dated October 14, 2009

4.10*^	Agreement on the Tasks and the Division of Responsibilities in Contract Manufacturing of Investigational Medicinal Products between Prima BioMed and Fraunhofer-Gesellschaft zur Förderung der angewandten Forschung e. V., as legal entity for the Fraunhofer Institute for Cell Therapy and Immunology, dated March 18, 2010

4.11*^	Services Agreement between Prima BioMed and Progenitor Cell Therapy LLC, dated May 13, 2009, as amended November 10, 2009 and March 18, 2010

4.12+^	Prima BioMed Employee Share Option Plan

4.13+^	Employment Agreement between Prima BioMed and Martin Rogers, effective January 1, 2011

4.14+^	Employment Agreement between Prima BioMed and Neil Frazer, effective March 1, 2010

Exhibit	Description

4.15+^	Employment Agreement between Prima BioMed and Matthew Bryson Lehman, effective February 1, 2010

4.16+^	Consulting Agreement between Prima BioMed and Sharron Gargosky, dated July 20, 2010

4.17+^	Service Agreement between Prima BioMed and The CFO Solution HQ Pty Ltd, dated March 1, 2010

4.18+^	Employment Agreement between Prima BioMed and Ian Bangs, effective February 11, 2011

4.19*^	Agreement for the Provision of Therapeutic Apheresis and CVAC, between Prima BioMed Middle East FZ LLC and The City Hospital FZ LLC, dated August 1, 2011

15.1	Consent of Independent Registered Public Accounting Firm

16.1^	Letter regarding change in certifying accountant

^	Previously filed.
*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the U.S. Securities and Exchange Commission.
+	Indicates management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

PRIMA BIOMED LTD

/s/ Martin Rogers
By: Martin Rogers Title: Chief Executive Officer

Date: April 12, 2012